    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 2002.


                                                     REGISTRATION NO. 333-83602

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------


                                AMENDMENT NO. 1


                                      TO

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                               LIPOSCIENCE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                          8071                   56-1879288
  (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION) CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)

                       700 SPRING FOREST ROAD, SUITE 100
                         RALEIGH, NORTH CAROLINA 27609
                                (919) 212-1999
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                           RICHARD A. FRANCO, R.PH.
                                   CHAIRMAN
                               LIPOSCIENCE, INC.
                       700 SPRING FOREST ROAD, SUITE 100
                         RALEIGH, NORTH CAROLINA 27609
                                (919) 212-1999

(Name, address, including zip code, and telephone number, including area code, of agent for service)


                               ----------------

                                  COPIES TO:

     FRED D. HUTCHISON, ESQ.        DAVID E. REDLICK, ESQ.        ABIGAIL ARMS, ESQ.
     HELGA L. LEFTWICH, ESQ.         SUSAN W. MURLEY, ESQ.        SHEARMAN & STERLING
     HUTCHISON & MASON PLLC            HALE AND DORR LLP      801 PENNSYLVANIA AVE., N.W.
SUITE 100, 3110 EDWARDS MILL ROAD       60 STATE STREET          WASHINGTON, DC 20004
  RALEIGH, NORTH CAROLINA 27612   BOSTON, MASSACHUSETTS 02109       (202) 508-8000
         (919) 829-9600                 (617) 526-6000         FACSIMILE: (202) 508-8100
    FACSIMILE: (919) 829-9696      FACSIMILE: (617) 526-5000

                               ----------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

      If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. [_]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]



                               ----------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE
ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER AND SALE IS NOT PERMITTED.



                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED APRIL 4, 2002

PROSPECTUS

                                         SHARES

[LOGO] LIPOSCIENCE
                                 COMMON STOCK

                               ----------------

      This is LipoScience's initial public offering. LipoScience is selling all of the shares of common stock.

      We expect the public offering price to be between $      and $      per
share. Currently, no public market exists for the shares. After pricing of the offering, we expect the common stock will be quoted on the Nasdaq National Market under the symbol "LIPO."


      INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.


                               ----------------

                                          PER SHARE TOTAL
                                          --------- -----
Public offering price....................     $       $
Underwriting discount....................     $       $
Proceeds, before expenses, to LipoScience     $       $

      The underwriters may also purchase up to an additional        shares of
common stock of LipoScience at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares will be ready for delivery on or about       , 2002.

                               ----------------

MERRILL LYNCH & CO.

             U.S. BANCORP PIPER JAFFRAY

                         THOMAS WEISEL PARTNERS LLC

                                                  PACIFIC GROWTH EQUITIES, INC.

                               ----------------

              The date of this prospectus is       , 2002.

                             LIPOPROTEIN PARTICLE


           [A DEPICTION OF A CROSS-SECTION OF A LIPOPROTEIN SPHERE.]


      Lipoproteins are spherical particles comprised of both proteins and lipids which transport cholesterol, triglycerides and other lipids throughout the bloodstream.

                               TABLE OF CONTENTS


                                                                                      PAGE
                                                                                      ----
Summary..............................................................................   3
Risk Factors.........................................................................   9
Forward Looking Statements...........................................................  23
Use Of Proceeds......................................................................  24
Dividend Policy......................................................................  24
Capitalization.......................................................................  25
Dilution.............................................................................  27
Selected Financial Information.......................................................  29
Management's Discussion and Analysis of Financial Condition and Results of Operations  30
Business.............................................................................  41
Management...........................................................................  73
Certain Relationships And Related Party Transactions.................................  83
Principal Stockholders...............................................................  85
Description Of Capital Stock.........................................................  87
Shares Eligible For Future Sale......................................................  90
Material United States Federal Tax Considerations for Non-United States Holders......  92
Underwriting.........................................................................  96
Legal Matters........................................................................  99
Experts..............................................................................  99
Where You Can Find More Information.................................................. 100
Index To Financial Statements........................................................ F-1


                               ----------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities where the offer or sale is not permitted. This prospectus may only be used when it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY


      THE FOLLOWING IS A SUMMARY OF THE KEY ASPECTS OF THIS OFFERING. YOU SHOULD READ THE ENTIRE PROSPECTUS, ESPECIALLY "RISK FACTORS" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.



      We are a medical technology company that is developing and marketing new clinical diagnostic applications of nuclear magnetic resonance, or NMR, spectroscopy in the areas of cardiovascular disease and metabolic disorders. NMR spectroscopy is a method of measuring electromagnetic signals emitted by a substance, such as blood plasma. Our first proprietary product based on our NMR spectroscopy technology is our NMR LIPOPROFILE(R) test, which addresses a substantial unmet medical need -- to accurately assess and effectively manage a patient's risk of cardiovascular disease. We have been marketing and selling this product to the patient care market since early 1999. We are in the process of developing our second proprietary product, which is for the detection of insulin resistance. Insulin resistance is the inappropriately low response of body tissues to the hormone insulin and is a precursor of type 2 diabetes.


      Cardiovascular disease is the leading cause of death in the industrialized world. The American Heart Association estimates that approximately 61 million people in the United States have one or more forms of cardiovascular disease. This disease claimed approximately 950,000 lives in the United States in 1999. Approximately one-sixth of all people in the United States killed by cardiovascular disease are under the age of 65. The American Heart Association estimated that in 2001 the direct healthcare cost of cardiovascular disease in the United States would be $181.8 billion.


      The prevalence of elevated levels of cholesterol and other lipids, or hyperlipidemia, is a traditional risk factor for heart disease. Cholesterol, triglycerides and other lipids are fat-like substances used by the body to support various functions. The Centers for Disease Control and Prevention, or CDC, estimate that one in four Americans has hyperlipidemia. Sales of lipid-lowering drugs, including statins, in the United States totaled nearly $10 billion in 2000. NDCHealth projected that sales of these lipid-lowering drugs would grow in 2001 to approximately $13 billion. Because of the serious health effects, mortality and high cost of treatment associated with cardiovascular disease, a key goal of the medical community is to more accurately identify and more effectively manage individuals at risk for the disease.



      Traditionally, clinicians have assessed hyperlipidemia using the results of the lipid panel test, which reports total cholesterol, low density lipoprotein cholesterol, or LDL cholesterol, high density lipoprotein cholesterol, or HDL cholesterol, and total triglycerides. Lipid panel tests are the most frequently ordered laboratory tests in the United States, with approximately 120 million lipid panel tests performed each year. The lipid panel test is widely used in the medical community and approved for reimbursement by virtually all payors.


      Clinical evidence increasingly indicates that traditional cholesterol tests, including the lipid panel test, do not provide satisfactory diagnostic accuracy in assessing a patient's risk of cardiovascular disease. For example, research indicates that approximately 80% of all people who develop cardiovascular disease have total cholesterol levels and LDL cholesterol levels that are in the same range as those who do not develop the disease. In addition, among the people who develop cardiovascular disease, approximately 50% have LDL cholesterol levels that are lower than the levels classified as high risk by the National Cholesterol Education Program, or NCEP.

      As a result of the diagnostic limitations of traditional cholesterol testing, physicians may be under- treating or failing to treat many high risk patients, while overtreating other patients who are at lower risk. Consequently, physicians are continually seeking better methods to assess and manage the risk of cardiovascular disease. Our NMR LIPOPROFILE test allows doctors to diagnose cardiovascular disease risk more accurately and manage the risk more effectively than traditional cholesterol tests.

      Our NMR LIPOPROFILE test uses NMR spectroscopy to analyze blood plasma samples to provide detailed information concerning the concentration and size of lipoprotein particles. Lipoproteins are spherical particles comprised of both proteins and lipids which transport cholesterol, triglycerides and other lipids throughout the bloodstream. Lipoprotein particles span a wide range of sizes and densities and are grouped into three major classes:



      . VLDL, or very low density lipoproteins, which comprise the largest particles;



      . LDL, or low density lipoproteins, which are of intermediate size; and



      . HDL, or high density lipoproteins, which are the smallest particles.



Within each class of lipoprotein are different size subclasses that vary in their relative concentrations from person to person.



      A growing body of medical literature indicates that lipoprotein subclass particle analysis, such as that provided by our NMR LIPOPROFILE test, is a more accurate means of assessing and a more effective means of managing a patient's risk of cardiovascular disease than traditional cholesterol tests. Lipoprotein subclass particle analysis is a method to identify the presence of different types of lipoprotein particles present in blood plasma. NMR spectroscopy provides rapid, simultaneous and direct measurement of LDL particles, HDL particles and VLDL particles, without requiring physical separation of the particles.


      The basis for NMR spectroscopic analysis of lipoprotein subclass particles is that each particle in plasma within a given diameter range emits a distinctive NMR signal, similar to the different ringing sounds emitted by bells of different size. Our test measures these distinctive NMR signals that are broadcast by lipoprotein particles of different size. The measured size of the NMR signal is proportionate to the concentration of the subclass particles emitting the signal. By collecting the composite "sound" signals emitted by all of the lipoproteins in a plasma sample and applying our proprietary signal processing software to unscramble the signals emitted by each of the individual subclasses, our NMR LIPOPROFILE test is able to identify and quantify lipoprotein subclasses rapidly and simultaneously.

      We use these data to determine VLDL, LDL and HDL particle levels and, in particular, the key clinical parameters of LDL particle concentration and LDL particle size. From this information, we derive four lipoprotein risk factors that we are seeking to establish as the standard of care for assessing and managing the risk of cardiovascular disease. Using our proprietary NMR technology, we are able to give clinicians routine access to detailed lipoprotein profiles on which to base more effective individualized treatment decisions than the traditional lipid panel test.


      We began selling our NMR LIPOPROFILE test in 1997 to clinical research clients, such as academic investigators, pharmaceutical companies and government laboratories, for use in their clinical trials and other studies. In early 1999, we initiated marketing and sales of our NMR LIPOPROFILE test to physicians, other healthcare professionals and commercial diagnostic laboratories for use in patient care. Because our NMR LIPOPROFILE test is not yet widely known in the medical community, a key factor affecting our future success will be our ability to expand our sales and marketing activities and achieve market acceptance for this test on a nationwide basis.



      In addition to our NMR LIPOPROFILE test, we offer complementary advanced diagnostic tests typically requested for patients who have been diagnosed with, or are at risk for, cardiovascular disease. We currently receive reimbursement for our NMR LIPOPROFILE test and the complementary tests from commercial insurance carriers, including managed care organizations, and from governmental programs, primarily Medicare. To achieve our business plan, we need to increase the number of commercial insurance carriers that provide reimbursement for our NMR LIPOPROFILE test.

      In the year ended December 31, 2001, we sold more than 249,000 tests, including approximately 179,000 NMR LIPOPROFILE tests, and recognized net revenues from all products of approximately $18.5 million.

      We believe that the key competitive advantages of our NMR LIPOPROFILE test are:

      . IMPROVED DIAGNOSTIC PERFORMANCE. A growing body of medical literature indicates that lipoprotein particle analysis, such as the analysis offered by our NMR LIPOPROFILE test, provides a more accurate assessment of cardiovascular disease risk than traditional lipid panel tests.


      . COMMERCIAL VIABILITY AND SCALABILITY.  We believe that our NMR
        LIPOPROFILE test is faster, less labor intensive and subject to fewer analytical errors than competitive methods of lipoprotein measurement and analysis, which require physical separation of lipoprotein subclass particles. As a result, we are able to increase the scale of our operations as we compete with the traditional lipid panel test and other cholesterol tests.


      . STRONG PATENT PROTECTION. Key aspects of our NMR LIPOPROFILE technology are covered by two issued patents in the United States and ten issued foreign patents corresponding to one of the issued United States patents that we have exclusively licensed in all countries covered by the licensed patents.

      . POSITIVE PRICE TO VALUE RELATIONSHIP. We believe that the superiority of our NMR LIPOPROFILE test in assessing and managing cardiovascular disease risk will allow physicians to make more cost-effective treatment decisions than decisions made using the traditional lipid panel test.

                                 OUR STRATEGY

      Our goals are to establish the NMR LIPOPROFILE test as the standard of care for assessing and managing cardiovascular disease risk and to develop other clinical diagnostic applications using our NMR spectroscopic analysis technology. The key elements of our strategy to achieve these goals are to:

      . PROMOTE MARKET ACCEPTANCE OF OUR NMR LIPOPROFILE TEST. We publish articles, conduct programs and make presentations at medical conferences to educate healthcare thought leaders about our NMR LIPOPROFILE test and the importance of lipoprotein subclass particle analysis as an essential cardiovascular disease diagnostic tool. We are expanding our direct sales force and continuing our educational efforts as part of our ongoing program to increase our industry presence and build brand loyalty.

      . MAXIMIZE REIMBURSEMENT RATE FOR OUR PRODUCTS. We are using clinical data to promote the benefits of our NMR LIPOPROFILE test to a broad range of third-party payors. We believe these data will demonstrate to payors the benefits of our NMR LIPOPROFILE test, thereby enhancing our ability to maximize the reimbursement rate for this test.


      . ENHANCE OUR EFFICIENCY.  We are collaborating with Bruker BioSpin
        Corporation to develop a next-generation turnkey NMR analyzer that we believe will enhance our test processing efficiency and facilitate the licensing of our technology to third parties. We are also consolidating our operations into a new approximately 83,000 square foot facility, which we expect will significantly improve our operating efficiency.


      . DEVELOP OR ACQUIRE NEW PRODUCTS. We are seeking to broaden our clinical diagnostic product offerings through internal development of new applications of our core NMR spectroscopic analysis technology, such as a test for insulin resistance, and through acquisitions of complementary technologies and products. We recently entered into a letter of intent with the National Research

        Council of Canada's Institute for Biodiagnostics to collaborate on the development and commercialization of a non-invasive diagnostic test for colorectal cancer using NMR spectroscopy technology.

      . EXPAND INTERNATIONALLY THROUGH COLLABORATIONS. We are planning to access international markets by licensing our NMR LIPOPROFILE technology for use with the turnkey NMR analyzer to experienced strategic collaborators with operations in attractive foreign markets.

                                 THE OFFERING


Common stock offered by LipoScience.........           shares
Common stock outstanding after this offering           shares
Use of proceeds............................. We estimate that our net proceeds from this offering without exercise of the overallotment option will be
                                             $     million. We intend to use these net proceeds
                                             to build our sales and marketing capabilities, to
                                             acquire and develop new technologies, for capital
                                             expenditures, for working capital and any remaining
                                             amount for general corporate purposes.
Risk Factors................................ See "Risk Factors" and other information included in this prospectus for a discussion of factors you
                                             should carefully consider before deciding to invest
                                             in shares of our common stock.
Proposed Nasdaq National Market symbol...... LIPO



      The number of shares of our common stock outstanding after this offering is based on shares outstanding as of March 31, 2002. The number of outstanding shares at that date does not take into account:



      . 4,112,919 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $2.63 per share;



      . 999,792 shares of common stock reserved for future issuance under our current stock option plan;


      . 6,000,000 additional shares of common stock that will be reserved for issuance under our new stock incentive plan and 340,000 shares of common stock that will be reserved for issuance under our employee stock purchase plan, on the date that the registration statement for this offering is declared effective;

      . 257,677 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.54 per share;

      . 33,333 shares of common stock issuable upon conversion of a convertible promissory note; and

      .         shares of common stock issuable upon the exercise of the
        underwriters' overallotment option.

      The information in this prospectus, unless otherwise noted, reflects:


      . the conversion of all of the outstanding shares of our convertible preferred stock and redeemable convertible preferred stock into an aggregate of 8,336,223 shares of common stock upon the completion of this offering;


      . our two-for-one stock split of our common stock in the form of a stock dividend effected on September 28, 1999;

      . our 1.5-for-one stock split of our common stock effected on August 22, 2001; and

      . no exercise of the underwriters' overallotment option.

                             CORPORATE INFORMATION

      We were incorporated under the laws of North Carolina in June 1994 and reincorporated in Delaware in June 2000. On January 31, 2002, we changed our name from LipoMed, Inc. to LipoScience, Inc. Our principal executive offices are located at Suite 100, 700 Spring Forest Road, Raleigh, North Carolina 27609, and our telephone number is (919) 212-1999.


      LIPOPROFILE(R) and NMR LIPOPROFILE(R) are our registered United States trademarks. We also have the following trademarks: LIPOSCIENCE(TM), LIPOSCIENCE (AND DESIGN)(TM), DESIGN (WITHOUT LIPOSCIENCE)/TM/, UNCOVER THE UNSEEN RISK(TM) and UNCOVER THE UNSEEN RISK OF DISEASE(TM). Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

                         SUMMARY FINANCIAL INFORMATION

      The following is a summary of our financial information. You should read this information together with our financial statements and the related notes appearing at the end of this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      The pro forma balance sheet data reflect:

       .the conversion of all of the outstanding shares of our convertible preferred stock and redeemable convertible preferred stock into an aggregate of 8,336,227 shares of common stock upon the completion of this offering;

       .the exercise of warrants to purchase an aggregate of 77,220 shares of common stock by cash payment of $0.003 per share upon completion of this offering, which warrants will terminate if not exercised at that time, and the exercise of warrants to purchase an aggregate of 4,032 shares of common stock by cash payment of $2.67 per share and 3,954 shares of common stock by cash payment of $3.48 per share upon completion of this offering, which warrants will be automatically net exercised in accordance with their terms if not exercised by the holder prior to that time; and

       .an increase in accumulated deficit of $1.0 million upon completion of this offering that represents stock issuance costs incurred in connection with the issuance of our series D redeemable convertible preferred stock. These stock issuance costs are currently being accreted into the carrying value of our series D redeemable convertible preferred stock until the first date that the holders of series D preferred stock are entitled to redeem the series D preferred stock.

      The pro forma as adjusted balance sheet data also give effect to the
issuance of          shares of common stock in this offering at an assumed
offering price of $      per share, after deducting the estimated underwriting
discount and commissions and offering expenses.

                                                                            YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------
                                                                        1999         2000        2001
                                                                      --------      --------  -----------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA
STATEMENT OF OPERATIONS DATA:
Net revenues........................................................ $  1,398      $  6,226     $18,479
Cost of revenues....................................................      859         2,000       4,954
                                                                      --------      --------    -------
Gross profit........................................................      539         4,226      13,525
Operating expenses:
   Research and development.........................................      344           714       1,277
   Sales and marketing..............................................      889         2,046       7,956
   General and administrative.......................................    1,285         4,639       7,259
                                                                      --------      --------    -------
Total operating expenses............................................    2,518         7,399      16,492
                                                                      --------      --------    -------
Loss from operations................................................   (1,979)       (3,173)     (2,967)
Other income (expense):
   Interest income..................................................       43           106         536
   Interest expense.................................................     (211)         (169)       (216)
   Other expense....................................................       --            --        (562)
                                                                      --------      --------    -------
Total other income (expense)........................................     (168)          (63)       (242)
                                                                      --------      --------    -------
Net loss............................................................   (2,147)       (3,236)     (3,209)
Accretion on series D redeemable convertible preferred stock........       --             2         204
                                                                      --------      --------    -------
Net loss attributable to common stockholders........................ $ (2,147)     $ (3,238)    $(3,413)
                                                                      ========      ========    =======
Basic and diluted net loss per common share......................... $  (1.13)     $  (1.06)    $ (1.09)
                                                                      ========      ========    =======
Shares used in computing basic and diluted net loss per common share    1,908         3,057       3,135
                                                                      ========      ========    =======
Pro forma basic and diluted net loss per common share (unaudited)...                            $ (0.31)

                                                                                                =======
Pro forma weighted average common shares outstanding--
 basic and diluted (unaudited)......................................                             11,170

                                                                                                =======
                                                                               DECEMBER 31, 2001
                                                                     ------------------------------------
                                                                                      PRO      PRO FORMA
                                                                       ACTUAL        FORMA    AS ADJUSTED
                                                                      --------      --------  -----------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................................... $  8,306      $  8,331     $
Total assets........................................................   19,641        19,665
Long-term liabilities...............................................    1,062         1,062
Redeemable convertible preferred stock..............................   17,130            --
Accumulated deficit.................................................  (10,405)      (11,443)
Total stockholders' equity (deficit)................................     (705)       16,450

                                 RISK FACTORS

      THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS OR UNCERTAINTIES ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS WOULD LIKELY SUFFER, POSSIBLY MATERIALLY. IN THAT EVENT, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

                         RISKS RELATED TO OUR BUSINESS

IF OUR NMR LIPOPROFILE TEST DOES NOT ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WILL NOT BE SUCCESSFUL.

      Physicians and other healthcare professionals are not yet generally aware of our NMR LIPOPROFILE test. Our success and growth depend upon the acceptance by physicians, other healthcare professionals, healthcare thought leaders and third-party payors of the NMR LIPOPROFILE test as a clinically useful and cost-effective diagnostic test and disease management tool for cardiovascular disease risk. We must demonstrate to these parties that our technology provides superior diagnostic accuracy in comparison with the traditional lipid panel test in order to achieve market acceptance of our NMR LIPOPROFILE test. Our NMR LIPOPROFILE test is more expensive than the traditional lipid panel test. Our ability to gain market acceptance of our NMR LIPOPROFILE test will also depend on our ability to demonstrate that the benefits of the NMR LIPOPROFILE test will justify the higher price. If our NMR LIPOPROFILE test does not achieve market acceptance, our business will not be successful.

WE DERIVE MOST OF OUR NET REVENUES FROM SALES OF OUR NMR LIPOPROFILE TEST; IF SALES DO NOT INCREASE, WE WILL NOT HAVE SUFFICIENT NET REVENUES TO EXPAND OUR OPERATIONS AND ACHIEVE OUR BUSINESS PLAN.

      Sales of our NMR LIPOPROFILE test accounted for approximately 83.3% of our net revenues for the year ended December 31, 2001 and 87.0% of our net revenues for the year ended December 31, 2000. We expect that for the foreseeable future our net revenues and profitability will substantially depend on sales of our NMR LIPOPROFILE test. If we are not successful in our efforts to increase sales of our NMR LIPOPROFILE test, we will not have sufficient net revenues to expand our operations and achieve our business plan.

IF THIRD-PARTY PAYORS DO NOT REIMBURSE US FOR OUR PRODUCTS, OUR NET REVENUES WILL BE ADVERSELY AFFECTED.

      Net revenues from sales of our products in the United States and other countries depend in significant part on the willingness of third-party payors, such as commercial insurance carriers, including managed care organizations, and governmental programs, primarily Medicare, to pay for these products. If we do not receive reimbursement from additional third-party payors for our products, our patient care clients, such as physicians and other healthcare professionals, may not order our products. As a result, our future net revenues would be adversely affected. Moreover, our ability to market and sell these products would suffer.

      Third-party payors often are reluctant to include medical tests incorporating new technology, such as our NMR LIPOPROFILE test, in the benefits for which they provide reimbursement. Because each payor sets its own coverage and payment policies and practices, seeking authorization for coverage and payment is a time-consuming and costly process which requires us to provide scientific and clinical support for the use of our products to each payor separately. A third-party payor's determination of whether it will pay for a medical test may depend on a number of factors specific to that payor, including the payor's determination that our products are:

      . clinically useful;

      . a clinical advance over comparable current technology, such as the lipid panel test;

      . cost-effective;

      . not experimental or investigational;

      . accepted by the medical community; and

      . medically necessary and appropriate for the specific patient.

      Although many third-party payors in the United States, including Medicare, pay for our NMR LIPOPROFILE test, we continue to seek reimbursement from other third-party payors. We will also need to seek reimbursement of our products under development.

BILLING COMPLEXITIES ASSOCIATED WITH OBTAINING PAYMENT OR REIMBURSEMENT FOR OUR TESTS MAY NEGATIVELY AFFECT OUR NET REVENUES, CASH FLOW AND PROFITABILITY.

      Billing for clinical laboratory testing services is complex. We, like other companies with clinical laboratories, perform tests in advance of payment and without certainty as to the outcome of the billing process, which may negatively affect our net revenues, cash flow and profitability. We receive payment from individual patients and from a variety of payors, such as commercial insurance carriers, including managed care organizations, governmental programs, primarily Medicare, and commercial diagnostic laboratories. Each payor typically has different billing requirements, and the billing requirements of many payors have become increasingly stringent. In addition, in some cases a payor may not provide reimbursement unless it has determined that the test is medically necessary and the laboratory has provided a diagnosis code for the test.

      Among the factors complicating our billing of third-party payors are:

      . disputes among payors as to which party is responsible for payment;

      . disparity in coverage among various payors;

      . disparity in information and billing requirements among payors; and

      . incorrect or missing billing information, which is required to be provided by the physician.

      Medicare has established coverage rules which provide that Medicare will not pay for many commonly ordered clinical tests, including our NMR LIPOPROFILE test, unless the test is covered by Medicare and the ordering physician has provided an appropriate diagnosis supporting the medical necessity of the test. In addition, these rules also impose "frequency limits" pursuant to which Medicare will only pay for these tests up to a specified number of times per year for each individual patient who is covered by Medicare. This policy also imposes additional documentation requirements and rules, which if not followed, can lead Medicare to deny payment for our test. If private insurance programs in the future impose similar rules on us, our net revenues and profitability may be adversely affected.

      In addition, if Medicare will not pay for our test for a patient covered by Medicare, we are generally entitled to bill the patient only if the patient has signed an advanced beneficiary notice prior to testing. Because we do not see the patient, we rely on the treating physician or the patient service center to furnish us with the advanced beneficiary notice.

      Confirming incorrect or missing billing information may slow down the billing process, increase the aging of our accounts receivable and restrict our ability to obtain reimbursement. We generally assume the financial risk related to collection, including the potential uncollectibility of accounts and delays due to incorrect and missing information and the other complex factors identified above. Until the third quarter of 2001, we did not have adequate personnel and processes in place to handle the billing complexities associated with obtaining reimbursement from third-party payors or in billing and following up with individual patients. These billing and collection infrastructure problems contributed significantly to the high levels of bad debt expenses recorded by us in recent years.

WE HAVE EXPERIENCED DIFFICULTIES IN COLLECTING OUR ACCOUNTS RECEIVABLE; IF WE DO NOT MAINTAIN ADEQUATE PERSONNEL, PROCESSES AND SYSTEMS FOR COLLECTING OUR ACCOUNTS RECEIVABLE, OUR CASH FLOW AND PROFITABILITY WILL BE NEGATIVELY AFFECTED.

      We have experienced difficulties in the recent past in collecting accounts receivable from third-party payors and from individual patients. We are a non-participating, or "out-of-network," provider to many of the third-party payors that reimburse us for our tests. As a result, in some cases these payors reimburse the patient, rather than us, for the cost of our NMR LIPOPROFILE and complementary tests. In these cases, we must collect the reimbursement directly from the patient.


      As of December 31, 2001, we had accounts receivable, net of $6.7 million, of which $2.1 million, or 31.6%, had been outstanding for more than 90 days. Our days sales outstanding, or DSO, at December 31, 2001 was 80 days as compared to 48 days at December 31, 2000. Bad debt expense as a percentage of net revenue was 14.3% for 2001 and 41.1% for 2000. The increase in DSO at December 31, 2001 as compared with December 31, 2000 was primarily due to increased accounts receivable associated with higher sales volume and a lower percentage of bad debt expense for 2001.


      We will need to maintain the infrastructure improvements that we implemented beginning in the second half of 2001 to avoid recurrence of the billing and collection problems that we experienced in the recent past. Moreover, if we are successful in increasing sales of our NMR LIPOPROFILE and other complementary tests and otherwise expanding our operations, we will need to continue to add personnel and upgrade our processing and systems in the billing and collections area to avoid delays in collecting our accounts receivable. If we are unable to do so, our cash flow and profitability will be negatively affected.

IF WE DO NOT ENTER INTO SATISFACTORY PAYMENT AND REIMBURSEMENT ARRANGEMENTS WITH THIRD PARTIES, OUR REVENUES AND PROFITABILITY WILL BE ADVERSELY AFFECTED.

      Our net revenues from sales of our NMR LIPOPROFILE and other tests will depend upon the reimbursement and other payment arrangements that we enter into with third parties. In particular:

      . We are an out-of-network provider to many commercial insurance carriers, including managed care organizations. As an out-of-network provider, we do not have agreements providing for a specified price for reimbursement for our tests over a fixed period of time. As a result, these payors can reduce at any time the levels at which they provide reimbursement for our tests.

      . We currently provide our NMR LIPOPROFILE test and the complementary tests that we offer to one regional managed care organization under a participating provider, or "in-network," agreement that specifies a negotiated price over a fixed period of time. We expect to enter into additional in-network agreements in the future. These types of agreements often specify payment at less than the service provider's list prices and generally prohibit the provider from collecting the difference between the specified prices and the list prices from the patient.

      . We bill commercial diagnostic laboratories that provide our tests at a negotiated price, which may be less than our list price. We expect to enter into additional arrangements with these types of laboratories in the future.

      . Reimbursement under governmental programs, including Medicare, is generally based on a fee schedule set by governmental authorities. We have begun to assemble information necessary to seek an increase in our Medicare reimbursement rate. We may not be successful in our efforts to increase this reimbursement rate.

      If third parties pay us for our NMR LIPOPROFILE and other tests at rates that are significantly below our average selling prices, our net revenues and, depending on the level of reimbursement we receive, possibly our profitability would be adversely affected.

WE HAVE A LIMITED OPERATING HISTORY AND HAVE INCURRED A CUMULATIVE LOSS SINCE INCEPTION; IF WE DO NOT GENERATE SIGNIFICANT REVENUES, WE WILL NOT BE ABLE TO ACHIEVE PROFITABILITY.

      We began operations in 1997 and we have not been profitable since inception. Until recently, our primary focus has been on:

     .  research and development of our NMR LIPOPROFILE test;

     .  establishment and growth of our sales and marketing organization;

     .  obtaining and maintaining regulatory approval for our laboratory; and

     . expanding our infrastructure, including personnel, facilities, equipment, operating systems and processes and procedures.


      We have generated substantial operating losses since inception. At December 31, 2001, our accumulated deficit was approximately $10.4 million. We expect to incur increasing sales and marketing, research and development and general and administrative expenses. As a result, we will need to generate significant net revenues to attain profitability. We may not be able to achieve profitability on a quarterly or annual basis in the future.

IF WE ARE UNABLE TO SUCCESSFULLY MANAGE OUR GROWTH, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

      Since 1999, when we began selling our NMR LIPOPROFILE test in the patient care market, we have rapidly expanded our operations by:

     .  hiring new employees;

     .  adding new clients;

     .  extending existing client relationships;

     .  expanding our geographic markets;

     .  entering into arrangements with commercial diagnostic laboratories; and

     .  leasing additional office and laboratory space.

For example, the number of our employees increased from 52 at January 1, 2001 to 152 at December 31, 2001. We expect to continue to expand our work force over the next several years. In addition, we have recently begun to move our operations to a larger facility in Raleigh, North Carolina. We expect to complete this move and the consolidation of our operations at this facility by October 2002.

      Our growth has placed and will continue to place a significant strain on our management, operating and financial systems and our sales, marketing and administrative resources. As a result of our growth, our operating costs may escalate faster than planned, and some of our internal systems may need to be enhanced or replaced. If we cannot effectively manage our expanding operations and our costs, we may not be able to continue to grow or we may grow at a slower pace and our business will be adversely affected.

IF WE ARE NOT ABLE TO EXPAND OUR MARKETING AND SALES CAPABILITIES, WE WILL NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE OUR NMR LIPOPROFILE TEST OR OTHER PRODUCTS WE DEVELOP OR ACQUIRE AND OUR FUTURE NET REVENUES WILL BE ADVERSELY AFFECTED.

      Our current sales and marketing operations are not sufficient to achieve the level of market awareness and sales we need to attain commercial success for our NMR LIPOPROFILE test or other future products. Our products require a comprehensive marketing and sales effort targeted at physicians, other healthcare professionals, academic investigators, pharmaceutical companies and government laboratories. We have been marketing and selling our NMR LIPOPROFILE test to the patient care market only since 1999. We have no experience internationally.

      In order to successfully market and sell our NMR LIPOPROFILE test, we need to:

     . expand our direct sales force in the United States by recruiting additional sales representatives in various markets;

     . educate physicians and other healthcare professionals regarding the clinical benefits and cost-effectiveness of our NMR LIPOPROFILE test;

     . expand our arrangements with, and manage sales of our products through, third parties, such as commercial diagnostic laboratories; and

     .  establish collaborations to access international markets.

If we do not implement a successful marketing and sales strategy, we will not be able to successfully commercialize our NMR LIPOPROFILE test or other products we may develop or acquire, and our future net revenues will be adversely affected.

IF WE ARE UNABLE TO COMPLY WITH THE REQUIREMENTS OF THE CLINICAL LABORATORIES IMPROVEMENT AMENDMENTS OF 1988 AND STATE LAWS GOVERNING CLINICAL LABORATORIES OR IF WE ARE REQUIRED TO EXPEND SIGNIFICANT RESOURCES TO COMPLY WITH THESE REQUIREMENTS, THE SUCCESS OF OUR BUSINESS WOULD BE MATERIALLY ADVERSELY AFFECTED.

      The United Stated Department of Health and Human Services, or HHS, has classified our NMR LIPOPROFILE test as a high complexity test under the Clinical Laboratories Improvement Amendments of 1988, commonly referred to as CLIA. Under CLIA, personnel requirements for laboratories conducting high complexity tests are more stringent than those applicable to laboratories performing less complex tests. These personnel requirements require us to employ more experienced or more highly educated personnel and additional categories of employees, which has increased our costs. If we fail to meet the requirements of CLIA, HHS could require us to cease our NMR LIPOPROFILE testing and we could incur significant expenses to bring our laboratory into compliance. Moreover, new interpretations of current regulations or future changes in regulations under CLIA may make it difficult or impossible for us to comply with our CLIA classification, which would materially adversely affect our business.

      Many states in which our physician clients are located have laws and regulations governing clinical laboratories that are more stringent than federal law and apply to us even if we are not located, and do not perform our NMR LIPOPROFILE test, in the same state as the physician. We may also be subject to additional licensing requirements as we expand our sales and operations into new geographic areas.

IF THE UNITED STATES FOOD AND DRUG ADMINISTRATION, OR FDA, SEEKS TO REGULATE THE PRACTICE OF LABORATORY SCIENCE, OR WE ARE UNABLE TO OBTAIN ANY REQUIRED CLEARANCE OR APPROVAL FOR OUR PRODUCTS FROM THE FDA OR OTHER COMPARABLE AGENCIES IN OTHER COUNTRIES, OUR ABILITY TO MARKET AND SELL OUR PRODUCTS WILL BE HINDERED.


      The FDA currently does not regulate the practice of laboratory science under the federal Food, Drug and Cosmetic Act, or FDCA. For this purpose, the practice of laboratory science means a laboratory analyzing samples received from physicians and reporting results of the analysis to physicians and other healthcare professionals and includes the development of assays and the configuration and use of laboratory equipment to analyze samples. Because we currently configure and use NMR analyzers to analyze samples only at our laboratory in Raleigh, North Carolina, we believe that our business as currently conducted is not regulated by the FDA. Nonetheless, because the NMR analyzers that we use are medical devices under the FDCA, the FDA might in the future seek to regulate our use of the NMR spectrometer and promotion of our NMR LIPOPROFILE test under its device authority.



      We believe market clearance under the 510(k) premarket notification process of the FDA will be required if an NMR analyzer combined with our NMR LIPOPROFILE technology is commercially distributed to third parties for use in their laboratories. This clearance is required because an NMR analyzer commercially distributed in this manner is subject to regulation under the FDCA and the FDA's regulations and is not considered the practice of laboratory science, but rather the marketing of a medical device. In such circumstances, we do not believe that a premarket approval, or PMA, application would be required. However, if the FDA determines that the commercial distribution of an NMR analyzer together with our NMR LIPOPROFILE technology is subject to premarket approval and is not substantially equivalent to a predicate device, a PMA application would be required prior to marketing. A PMA requires an applicant to prove the safety and effectiveness of a device to the FDA. The process of obtaining PMA approval is expensive and uncertain. If the FDA were to require a PMA application, we likely would be required to undertake a study, which may be extensive and require lengthy follow-up, to demonstrate the effectiveness of the device for use in diagnosing cardiovascular disease risk. We believe that FDA approval of a PMA application usually takes from one to three years after submitting a PMA, but it can take longer, depending on the device, and the agency may deny approval of an application.



      If FDA clearance for the commercial distribution of an NMR analyzer together with our NMR LIPOPROFILE technology is sought and obtained, new premarket submissions for any modifications or enhancements we make that could significantly affect safety or effectiveness or constitute a major change in the intended use of the test will be required. If the NMR analyzer combined with our NMR LIPOPROFILE technology is regulated under a PMA, any change affecting the safety or effectiveness of the device will require approval of a supplemental PMA. We cannot be sure that clearance or approval of a new 510(k) or PMA supplement will be granted on a timely basis, if at all, or that FDA clearance or approval processes will not involve costs and delays that will adversely affect our ability to commercialize our products.



      If FDA clearance or approval of the commercial distribution of an NMR analyzer together with our NMR LIPOPROFILE technology is sought, we also will be required to comply with broad and pervasive regulation of the product after clearance or approval, including FDA regulation of our manufacturing practices and adverse event reporting activities, and regulation by the FDA of our labeling and promotion activities. In addition, our advertising of our products is subject to regulation by the Federal Trade Commission, or FTC, under the Federal Trade Commission Act, or FTC Act. Violation of any FDA requirement could result in enforcement actions, such as seizures, injunctions, civil penalties and criminal prosecutions, and violation of the FTC Act could result in injunctions and other associated remedies, all of which could have a material adverse effect on our business. Most states also have similar postmarket regulatory and enforcement authority for devices.



      The federal and state regulations described above also will apply to future tests developed by us. Additionally, most foreign countries have authorities comparable to the FDA and processes for obtaining marketing approvals. Obtaining and maintaining these approvals, and complying with all laws and regulations, may subject us to similar risks and delays as those we could experience under FDA and FTC regulation.



      If we fail to comply with any existing or future regulations, restrictions or interpretations of the FDA, the FTC or foreign authorities, we may not be able to market and sell our products or we could incur significant fines and penalties.


WE FACE INTENSE COMPETITION IN THE CLINICAL DIAGNOSTICS MARKET; IF WE FAIL TO COMPETE SUCCESSFULLY, OUR BUSINESS WILL BE SERIOUSLY HARMED.

      The clinical diagnostics market is highly competitive, and we must be able to compete effectively against existing and future competitors in order to be successful. Our NMR LIPOPROFILE test competes primarily with existing diagnostic, detection and monitoring technologies, particularly the traditional lipid panel test, which is relatively inexpensive and widely accepted as an effective test for assessing and managing risk of cardiovascular disease. In addition, a number of companies currently provide lipoprotein subclass analysis using different technologies than our NMR LIPOPROFILE test.

      Many of our actual or potential competitors have longer operating histories, better name recognition and greater financial, technical, sales, marketing, distribution and public relations resources than we have. Many also have more experience in research and development, regulatory matters, manufacturing and marketing. Furthermore, many of these companies, particularly those selling the traditional lipid panel test, have established widespread third-party reimbursement for their products. Our current or potential competitors may use or develop in the future technologies that are superior to or more effective or more commercially attractive than ours, which could render our products noncompetitive or obsolete. If we do not compete successfully, we will not be able to increase our market share and our business will be seriously harmed.

WE DEPEND ON OUR KEY PERSONNEL; IF WE ARE NOT ABLE TO RETAIN THEM OR RECRUIT ADDITIONAL PERSONNEL, OUR BUSINESS WILL SUFFER.


      We are highly dependent on the principal members of our management and scientific staff, including Dr. James D. Otvos, our founder, Chief Scientific Officer and director, F. Ronald Stanton, our Chief Executive Officer, President and director, and Richard A. Franco, our Chairman. We do not have employment agreements with all of our key personnel. We maintain a key man life insurance policy covering only the life of Dr. Otvos. The loss of service of any of our key employees could negatively affect our business.


      In addition, we intend to hire a significant number of additional sales and marketing personnel with experience in the pharmaceutical industry. If we are unable to hire and retain qualified personnel, our business will suffer. We face competition for qualified employees from numerous industry and academic sources. We may not be able to attract and retain qualified personnel on acceptable terms.

IF WE FAIL TO MAINTAIN OUR LICENSES OF PATENTS COVERING OUR TECHNOLOGY, WE WILL NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS.

      Our business depends on exclusive rights to patents licensed by us from North Carolina State University and Siemens Medical Systems, Inc. The license agreements require us, among other things, to develop and commercialize products based on the licensed technologies and to make royalty payments to our licensors on sales by us and sales by our sublicensees of products and test results from our products using the licensed technologies. If we fail to comply with obligations under the license agreements, the licensors will have the right to terminate the licenses, and we will not be able to market and sell our products that are covered by the licenses, including our NMR LIPOPROFILE test.

OUR PATENTS, COPYRIGHTS AND OTHER PROPRIETARY RIGHTS MAY NOT PROVIDE COMPETITIVE ADVANTAGES FOR OUR PRODUCTS.


      We cannot be certain that the claims in the patents that we currently license, or in any future patents that we may own or license, will provide competitive advantages for our products or that our competitors will not successfully challenge, design around or circumvent these patents. Furthermore, one of the issued United States patents that we license expires in 2008 and another expires in 2011. If we are unable to obtain and enforce valid patent claims covering our technology, we may be unable to prevent competitors from using the same or similar technology or from marketing similar products, which would adversely affect our business. In addition, we cannot be certain that the pending patent applications that we own or license will ultimately issue as patents. We may incur significant expenses and experience significant time delays in enforcing any valid patents that we own or license.


      We also hold copyrights, including copyright registrations, on documentation and software for our NMR LIPOPROFILE test technology and have a number of registered and unregistered trademarks. However, these copyrights and trademarks may not provide competitive advantages for our products, and our competitors may challenge or circumvent these copyrights and trademarks. Furthermore, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information. In addition, the laws of some foreign countries do not protect these types of proprietary rights to the same extent as the laws of the United States.

IF WE ARE UNABLE TO PROTECT THE CONFIDENTIALITY OF OUR PROPRIETARY INFORMATION AND KNOW-HOW, THE VALUE OF OUR TECHNOLOGY AND PRODUCTS WILL BE ADVERSELY AFFECTED.

      We have entered into confidentiality agreements with our employees and third parties to maintain the confidentiality of our trade secrets and proprietary information. However, these agreements may neither effectively prevent disclosure of our confidential information nor provide meaningful protection for our confidential information if there is unauthorized use or disclosure.

IF WE ARE SUED FOR ALLEGEDLY VIOLATING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WE MAY EXPEND SIGNIFICANT AMOUNTS OF MONEY TO DEFEND OURSELVES AND MANAGEMENT'S TIME AND ATTENTION MAY BE DIVERTED.

      Patent positions in the medical technology industry are uncertain and involve complex legal, scientific and factual questions. The medical technology industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. In addition, established medical technology companies have used litigation against emerging growth companies as a means of gaining a competitive advantage. Third parties may claim we are infringing their patents, copyrights, trademarks or other intellectual property and may go to court to attempt to stop us from engaging in our ongoing operations and activities. These lawsuits can be expensive to defend and conduct and may divert the time and attention of management.

IF WE DO NOT PREVAIL IN INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS AGAINST US, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE HARMED.

      Our products and technologies may infringe patents, copyrights, trademarks and other intellectual property held by third parties. If a third party successfully asserts an infringement claim against us, a court could order us to cease the infringing activity. The court could also order us to pay damages for the infringement, which could be substantial. Any order or damage award could harm our business, financial condition and operating results.

      In addition, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine the relative priorities of our inventions and third parties' inventions. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

      If we were unable to obtain any necessary license following an adverse determination in litigation or in interference or other administrative proceedings, we would have to redesign our products to avoid infringing a third party's patent and could temporarily or permanently have to discontinue manufacturing and selling the infringing products. If this were to occur, it would negatively impact future sales and could harm our business, financial condition and operating results.

IF WE DO NOT SUCCESSFULLY DEVELOP OR ACQUIRE AND INTRODUCE NEW PRODUCTS, WE COULD LOSE REVENUE OPPORTUNITIES AND MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

      Our business plan includes development and introduction of new clinical diagnostic applications of our NMR spectroscopy technology in addition to our NMR LIPOPROFILE test. All of our products under development will require significant additional research and development, a commitment of significant additional resources and possibly clinical testing prior to their commercialization. Our technology is complex, and we may not be able to develop additional applications. We cannot be sure that any products under development will be developed successfully, be proven to be effective in any required clinical trials, offer diagnostic or other improvements over currently available products, meet applicable regulatory standards, be produced in commercial quantities at acceptable costs or be successfully marketed.

      We may also in the future seek to acquire complementary products or technologies. Integrating any product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any products or technologies effectively, we may not be able to implement our business plan. In January 2002, we entered into a letter of intent with the National Research Council of Canada's Institute for Biodiagnostics for the development and commercialization of a non- invasive diagnostic test for colorectal cancer using NMR spectroscopy technology. We may not successfully negotiate a definitive agreement with respect to this development and commercialization project. Even if we enter into an agreement for this project, we may not successfully develop or commercialize a diagnostic test for colorectal cancer.

      If we do not successfully develop new clinical diagnostic applications of our NMR spectroscopy technology or acquire complementary products, we could lose revenue opportunities.

WE MAY NEED ADDITIONAL CAPITAL; IF WE CANNOT RAISE ADDITIONAL CAPITAL WHEN NEEDED, WE MAY HAVE TO CURTAIL OR CEASE OPERATIONS.


      We used $3.8 million of net cash in the year ended December 31, 2000 and $8.3 million of net cash in the year ended December 31, 2001 to fund operating and investing activities. We may need to raise additional funds through public or private equity or debt financing to continue to fund or expand our operations.


      Our actual liquidity and capital funding requirements will depend on numerous factors, including:

     . the extent to which our products, including those under development, are successfully developed, gain market acceptance and become and remain competitive;

     .  our ability to obtain reimbursement for our products;

     .  our ability to collect our accounts receivable;

     . the costs and timing of further expansion of our sales and marketing activities;

     .  our facilities expansion needs; and

     . the timing and results of any regulatory approvals that we are required to obtain for our products.


      Additional capital, if needed, may not be available on satisfactory terms, or at all. Furthermore, any additional capital raised through the sale of equity will dilute your ownership interest in us and may have an adverse effect on the price of our common stock. In addition, the terms of the financing may adversely affect your holdings or rights. Debt financing, if available, may include restrictive covenants.


      If we are not able to obtain adequate funding when needed, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce research and development, marketing, customer support or other expenses. Any of these results could harm our business.

IF PRODUCT LIABILITY LAWSUITS ARE SUCCESSFULLY BROUGHT AGAINST US, WE MAY INCUR SUBSTANTIAL LIABILITIES THAT COULD HAVE A SIGNIFICANT NEGATIVE EFFECT ON OUR FINANCIAL CONDITION.


      Diagnostic testing entails an inherent risk of product liability, and we may be exposed to liability claims arising from the use of our tests. We maintain product liability insurance that is subject to deductibles and coverage limitations and is in an amount that we believe to be reasonable. We cannot be certain that our product liability insurance will be sufficient to protect us against losses due to liability. As a result, we may be required to pay all or a portion of any successfully asserted product liability claim out of our cash reserves. Furthermore, we cannot be certain that product liability insurance will continue to be available to us on commercially reasonable terms or in sufficient amounts. We can provide no assurance that we will be able to avoid significant product liability claims, which could have a significant negative effect on our financial condition.

WE RELY ON AIR EXPRESS DELIVERY SERVICE TO TRANSPORT PLASMA SAMPLES TO OUR FACILITY FOR ANALYSIS; IF AIR EXPRESS DELIVERY SERVICE IS DISRUPTED, OUR NET REVENUES COULD BE ADVERSELY AFFECTED.

      Physicians, patient service centers of commercial diagnostic laboratories and other healthcare professionals ship plasma samples to us by air express delivery service for analysis in our Raleigh, North Carolina facility. Air express delivery service has been disrupted in recent years during periods of bad weather. Service was also disrupted during the suspension of commercial aviation during a portion of the week of September 11, 2001. If there is a disruption in air express delivery service, we may not receive plasma samples for analysis on a timely basis. As a result, our net revenues could be adversely affected.

WE RELY ON A SMALL NUMBER OF SUPPLIERS OF NMR SPECTROMETERS; IF WE LOSE ONE OF THESE SUPPLIERS, WE MAY BE UNABLE TO MEET CUSTOMER ORDERS FOR OUR NMR LIPOPROFILE TEST IN A TIMELY MANNER.


      We currently rely on two suppliers, Bruker BioSpin and Varian, Inc., for the NMR spectrometers that we use to perform our NMR LIPOPROFILE tests. We purchase these spectrometers from Varian through purchase orders, rather than a long-term supply agreement, and from Bruker BioSpin through an arrangement that includes pricing terms for only a limited number of spectrometers. We have no assurance that we will be able to purchase suitable spectrometers when we need them at a reasonable price. If we are unable to obtain the spectrometers we need at a reasonable price and on a timely basis, we could be unable to meet our customers' orders for our NMR LIPOPROFILE test. If we fail to meet our customers' orders, our reputation, business and financial condition would suffer.


IF COST CONTROL MEASURES IN THE HEALTHCARE INDUSTRY RESULT IN UNACCEPTABLE REIMBURSEMENT LEVELS FROM THIRD-PARTY PAYORS, OUR NET REVENUES WILL BE ADVERSELY AFFECTED AND WE MAY NOT BE ABLE TO SELL OUR PRODUCTS ON A PROFITABLE BASIS.

      Third-party payors in the United States, including Medicare, Medicaid, managed care organizations, private insurers and large employers, have taken steps to control healthcare costs, including increasingly limiting reimbursement levels for medical diagnostic testing services and in many instances exerting pressure on medical suppliers to lower their prices. If these cost control initiatives substantially reduce the price we receive for our products, our net revenues will be adversely affected and we may not be able to sell our products on a profitable basis.

      Because the law requires clinical laboratories to accept Medicare reimbursement as payment in full for tests the laboratories perform, if Medicare unilaterally reduces its reimbursement fee schedules, we will have no choice but to accept the reduced payments. Tests performed for Medicare patients accounted for 27.3% of our total tests performed and 10.7% of our net revenues for the year ended December 31, 2001.

      Furthermore, we may experience declines in net revenues as managed care organizations maintain or strengthen their influence in the healthcare market. Managed care organizations often negotiate capitated contracts under which providers, including commercial diagnostic laboratories, receive a fixed monthly fee per covered individual patient regardless of the number or cost of tests performed for the individual patient. The providers who have these fixed fee contracts assume the financial risk that the cost of providing services for an individual patient could exceed the monthly fee. Although we are not directly a party to any capitated contracts, we have working arrangements with commercial diagnostic laboratories that may have capitated contracts either directly with one or more managed care organizations or indirectly through a physician.

      Recently, managed care organizations have allowed their affiliated physicians greater discretion in determining which laboratory to use and which tests to order. However, managed care organizations may resume the practice of negotiating aggressively-priced capitated contracts with clinical testing laboratories or requiring that providers, including clinical testing laboratories, receiving payment from the managed care organization be covered by a capitated contract. If our NMR LIPOPROFILE test or the complementary tests that we offer are included in a capitated contract, the physician or contracting laboratory would not be separately reimbursed for our test and might order fewer tests from us.

WE EXPECT TO DEPEND UPON STRATEGIC ALLIANCES WITH THIRD PARTIES TO ACCESS INTERNATIONAL MARKETS; THE EFFORTS OF THESE THIRD PARTIES MAY NOT BE COMMERCIALLY SUCCESSFUL.

      We plan to access international markets by establishing strategic alliances with third parties who will market and sell our NMR LIPOPROFILE test and other products that we develop or acquire. We will have limited control over these third parties. Thus, these alliances may not be commercially successful. Factors that may affect the success of our alliances include the following:

      . our strategic collaborators may pursue alternative technologies or develop alternative products that may compete with our products or which could adversely affect our collaborators' commitment to the alliance with us;

      . our strategic collaborators may reduce or discontinue their marketing and sales efforts with respect to our products, which would reduce our revenues; and

      . our strategic collaborators may terminate their alliances with us, which could make it difficult for us to attract new alliances or adversely affect the perception of us in the business and financial communities.

IF WE DO NOT ESTABLISH AND MAINTAIN WORKING ARRANGEMENTS WITH THIRD-PARTY COMMERCIAL DIAGNOSTIC LABORATORIES, THE RATE AT WHICH OUR NMR LIPOPROFILE TEST PENETRATES THE MARKET COULD BE ADVERSELY AFFECTED.

      Some physicians who request our NMR LIPOPROFILE test utilize patient service centers of commercial diagnostic laboratories to draw blood samples from their patients. These patient service centers draw the blood sample, separate the plasma component and send the patient plasma sample to our laboratory in accordance with instructions provided by us. If we do not establish and maintain satisfactory working arrangements with commercial diagnostic laboratories, physicians who utilize these patient service centers would need to access an alternative means to draw and process blood samples or may determine that our NMR LIPOPROFILE test is too difficult to process and elect not to order the test. As a result, the rate at which our NMR LIPOPROFILE test penetrates the market could be adversely affected.

WE ARE SUBJECT TO COMPLEX AND SOMETIMES UNPREDICTABLE GOVERNMENT REGULATIONS; IF WE FAIL TO COMPLY WITH THESE REGULATIONS, WE COULD INCUR SIGNIFICANT FINES AND PENALTIES.


      As a provider of clinical diagnostic testing products, we are subject to extensive and frequently changing federal, state and local laws and regulations governing various aspects of our business. In particular, the clinical laboratory industry is subject to significant governmental certification and licensing regulations, as well as federal and state laws regarding, in addition to the matters noted in the following four risk factors:




     .  test ordering and billing practices;



     .  marketing, sales and pricing practices;


     .  anti-markup legislation; and




     .  consumer protection.


We incur various costs in complying and overseeing compliance with these laws and regulations.


      We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding our business or the healthcare industry in general, or what effect such legislation or regulations may have on us. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on us. If we fail to comply with any existing or future regulations, restrictions or interpretations, we could incur significant fines and penalties.

IF WE ARE SUBJECT TO AN ENFORCEMENT ACTION INVOLVING FALSE CLAIMS, KICKBACKS, PHYSICIAN SELF-REFERRAL OR OTHER FEDERAL OR STATE FRAUD AND ABUSE LAWS, WE COULD INCUR SIGNIFICANT CIVIL AND CRIMINAL SANCTIONS AND LOSS OF REIMBURSEMENT, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

      The government has made enforcement of the false claims, anti-kickback, physician self-referral and various other fraud and abuse laws a major priority. In many instances, private whistleblowers also are authorized to enforce these laws. Throughout the past decade, several clinical laboratories and members of their management have been the subject of this enforcement scrutiny, which has resulted in approximately $1.0 billion in aggregate civil and criminal settlement payments. In most of these cases, private whistleblowers brought the allegations to the attention of federal enforcement agencies.


      Potential sanctions for violation of these statutes and regulations include significant fines and criminal penalties and the loss of various licenses, certificates and authorizations. Because of these potential sanctions, we carefully monitor compliance with federal and state fraud and abuse laws on an ongoing basis. The loss of a license, certificate or authorization or a criminal conviction of us or one of our managing employees could lead to denial of the right to conduct business or exclusion from participation in federal or state health care programs. A suit or investigation initiated by the government or a whistleblower, or the imposition of any of these sanctions, could have a material adverse effect on our business.


IF WE DO NOT COMPLY WITH LAWS AND REGULATIONS GOVERNING THE CONFIDENTIALITY OF MEDICAL INFORMATION, WE COULD BE SUBJECT TO DAMAGES, FINES OR PENALTIES.


      We are currently subject to state and federal laws relating to disclosure and use of confidential patient medical information and access of patients to their own medical records. HHS has published final regulations requiring that holders and users of electronically transmitted patient health information implement measures to maintain the confidentiality of the information. We have implemented procedures to comply with the currently effective provisions of these new regulations and are continuing to monitor future regulatory requirements to which we may become subject. HHS has also published draft regulations relating to security of electronically transmitted confidential patient information. If we violate any state or federal statute or regulation relating to the confidentiality, dissemination or use of patient information, we could be subject to damages, or civil or criminal fines or penalties.


IF WE DO NOT COMPLY WITH LAWS REGULATING THE PROTECTION OF THE ENVIRONMENT AND HEALTH AND HUMAN SAFETY, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.


      We are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including those relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials, and the safety and health of our employees. The sanctions for failure to comply with these regulations may include denial of the right to conduct business, significant fines and criminal penalties. The loss of a license or imposition of a fine or other penalty under these federal, state and local laws and regulations, or a change in the interpretation of current laws and regulations, could materially adversely affect our business. As part of our ongoing operations, we monitor compliance with these environmental, health and safety regulations.



IF HEALTHCARE REFORM PROPOSALS ARE ENACTED, OUR BUSINESS COULD SUFFER.


      Congress, HHS and state legislators have considered a number of proposals aimed at increasing healthcare insurance coverage or reducing healthcare costs in recent years. If any of the proposals that relate to clinical diagnostic tests are adopted at the state or federal level, healthcare providers might order fewer tests from us and the price that we charge for our tests might be adversely affected. As a result, our business could suffer. These proposals include:


     . ELIMINATION OF DUAL CHARGE STRUCTURE. This proposal would restrict "dual charge" billing practices where laboratories charge higher fees to Medicare and Medicaid for the same procedures than are charged to physicians, hospitals, laboratories and other purchasers who are in a position to negotiate favorable rates.

     . CONTRACTING FOR LABORATORY SERVICES. This proposal would require competitive bidding procurement of Medicare laboratory testing services. To obtain competitive bid contracts to perform services, HHS may require us to agree to substantial reductions in our payments from Medicare. Under this contracting model, HHS may deny access to the Medicare testing market to laboratories that are not parties to these contracts. If we are not a party to these contracts, we could have difficulty obtaining private patient testing from physicians participating in the contracting or managed care program.

     . "BUNDLING" OF MEDICARE SERVICES. This proposal would reimburse clinical laboratory testing services as part of a larger "bundle" of healthcare services. Under this proposal, a healthcare provider would receive a bundled payment and pay for laboratory services with a portion of that payment.

     . BENEFICIARY COST SHARING. This proposal would apply beneficiary cost sharing to laboratory tests paid for by Medicare. The costs of billing and collecting co-payment amounts from beneficiaries and associated bad debt expenses could reduce the revenues that laboratories realize.

IF OUR FACILITIES OR EQUIPMENT ARE DAMAGED OR DESTROYED OR IF WE EXPERIENCE A DISRUPTION IN OPERATIONS, OUR BUSINESS, FINANCIAL RESULTS AND REPUTATION COULD BE HARMED.


      The NMR analyzers we use are located in one facility in Raleigh, North Carolina. If this facility is damaged or destroyed or if performance of these analyzers is disrupted for any other reason, we may not be able to analyze plasma samples or generate NMR LIPOPROFILE test reports as promptly as our customers expect, or possibly not at all. Although we maintain property damage and business interruption insurance that is subject to deductibles and coverage limitations and is in an amount that we believe to be reasonable, this insurance may not be adequate to protect us against these risks. We periodically experience system malfunctions with our NMR analyzers. If we are unable to analyze plasma samples or generate reports within a time frame that meets our customers' expectations, our business, financial results and reputation could be harmed.


IF WE ENCOUNTER PROBLEMS OR DELAYS IN MOVING OUR OPERATIONS TO A LARGER FACILITY, OUR OPERATIONS COULD BE DISRUPTED AND OUR NET REVENUES COULD BE ADVERSELY AFFECTED.

      In order to meet growth in demand for our products, we have begun, and plan to complete by October 2002, our move to a larger facility. The larger facility will accommodate a greater number of NMR analyzers and, therefore, allow us to process more NMR LIPOPROFILE tests each day. However, before we can complete our move to the larger facility, we will need to complete several improvements to the facility. In addition, we will need to move NMR analyzers from our current facility to the new, larger facility. Moving the NMR analyzers and configuring them for operation in the new location is a time-consuming and labor-intensive process.

      If we experience delays in construction at our new facility or delays in moving or configuring the NMR analyzers, our operations could be disrupted and we might be unable to analyze plasma samples on a timely basis. Furthermore, we might have to remain in our current, smaller facility for a longer period of time. If we are unable to perform an increasing number of tests to meet growth in demand for our products, our net revenues could be adversely affected.

                        RISKS RELATED TO THIS OFFERING

AFTER THIS OFFERING, OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS WILL STILL BE ABLE TO CONTROL ALL MATTERS SUBMITTED TO STOCKHOLDERS FOR APPROVAL.

When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before the completion of this offering, will, in the aggregate, beneficially own shares representing approximately 57.9% of our capital stock. As a result, these persons, if they were to choose to act together, will be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.


ANTITAKEOVER DEFENSES THAT WE HAVE IN PLACE COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK BECAUSE THESE DEFENSES MAY PREVENT OR FRUSTRATE ATTEMPTS BY STOCKHOLDERS TO REPLACE OR REMOVE OUR CURRENT MANAGEMENT, THEREBY HINDERING PURCHASERS' EFFORTS TO ACQUIRE A CONTROLLING INTEREST.



      Provisions of our certificate of incorporation and bylaws and provisions of Delaware law could delay, defer or prevent an acquisition or change of control of us or otherwise adversely affect the price of our common stock. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our current management. In addition, provisions of our stock option plans accelerating the vesting of stock options in the event of a change of control may also delay, defer or prevent an acquisition or change of control of us. These provisions may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the market price of our common stock.


IF YOU PURCHASE SHARES OF COMMON STOCK IN THIS OFFERING, YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION OF YOUR INVESTMENT.

      Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, you will experience immediate and
substantial dilution of approximately $     per share, representing the
difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately
      % of the aggregate price paid by all purchasers of our stock but will own
only approximately     % of our common stock outstanding after this offering.

IF OUR STOCK PRICE IS VOLATILE, PURCHASERS OF OUR COMMON STOCK COULD INCUR SUBSTANTIAL LOSSES.

      Our stock price is likely to be volatile. The stock market in general and the market for medical technology companies in particular have experienced extreme volatility. This volatility has often been unrelated to the operating performance of particular companies. We cannot be sure that an active public market for our common stock will develop or continue after this offering. Investors may not be able to sell their common stock at or above our initial public offering price. The price for our common stock will be determined in the marketplace and may be influenced by many factors, including:

      . variations in our financial results or those of companies that are perceived to be similar to us;

      . changes in earnings estimates by industry research analysts;

      . investors' perceptions of us; and

      . general economic, industry and market conditions.

IF THERE ARE SUBSTANTIAL SALES OF OUR COMMON STOCK, OUR STOCK PRICE COULD
DECLINE.


      If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. The remaining 11,877,674 shares of common stock outstanding after this offering are deemed "restricted securities" under Rule 144. Approximately 3,678,366 of these shares will be eligible for resale in the public market without restriction in reliance on Rule 144(k) immediately following effective date of this prospectus, of which 3,340,355 shares are subject to 180-day lock-up agreements. An additional 362,289 of the remaining shares will be eligible for resale in the public market pursuant to Rule 701 beginning approximately 90 days after the effective date of this prospectus, of which 326,410 shares are subject to 180-day lock-up agreements. An additional 7,833,428 of the remaining shares will be eligible for resale in the public market pursuant to Rule 144 upon expiration of the 180-day lock-up period.


      Existing stockholders holding an aggregate of 10,604,842 shares of common stock, including shares of common stock underlying options and warrants, have rights with respect to the registration of these shares of common stock with the SEC. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market.


      Following this offering, we intend to register approximately 11,815,000 shares of common stock that are authorized for issuance under our stock plans. As of March 31, 2002, 4,112,919 shares were subject to outstanding options, of which approximately 2,078,960 shares had vested. An aggregate of 1,949,641 of the vested shares are subject to lock-up agreements. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.


                          FORWARD LOOKING STATEMENTS

      This prospectus contains forward looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our future financial position or state other "forward looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The important factors listed in "Risk Factors" above, as well as any cautionary language elsewhere in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

      We estimate that the net proceeds from our sale of         shares of
common stock in this offering will be $     million, or $     million if the
underwriters exercise their overallotment option in full. This is based upon an
assumed initial public offering price of $      per share, less estimated
underwriting discount and commissions and offering expenses.




      We expect to use these net proceeds approximately as follows:







      .   30-35% to build our sales and marketing capabilities;



      .   30-35% to acquire and develop new technologies;





      . 15-20% for capital expenditures, including expansion of our facilities and infrastructure;



      .   15-20% for working capital; and



      .   any remaining amount for general corporate purposes.



      We have entered into a letter of intent with the National Research Council of Canada's Institute for Biodiagnostics and expect to use a portion of the proceeds to develop the non-invasive diagnostic test for colorectal cancer that is the subject of that letter. However, we have not allocated a particular amount of the net proceeds to this project. We currently have no specific plans for any other acquisitions of technology.


      Pending these uses, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

      We have never declared or paid cash dividends on either our common stock or preferred stock. We currently intend to retain all of our future earnings to finance the growth and development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future. One of our existing lines of credit prohibits the declaration or payment of dividends to our stockholders without the lender's prior written consent.

                                CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2001:

      . on an actual basis;

      . on a pro forma basis to give effect to:

        . the automatic conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock into an aggregate of 8,336,227 shares of common stock;

        . the exercise of warrants to purchase an aggregate of 77,220 shares of common stock by cash payment of $0.003 per share upon completion of this offering, which warrants will terminate if not exercised at that time, and the exercise of warrants to purchase an aggregate of 4,032 shares of common stock by cash payment of $2.67 per share and 3,954 shares of common stock by cash payment of $3.48 per share upon the completion of this offering, which warrants will be automatically net exercised in accordance with their terms if not exercised by the holder prior to that time; and

        . an increase in accumulated deficit of $1.0 million upon completion of this offering that represents stock issuance costs incurred in connection with the issuance of our series D redeemable convertible preferred stock. These stock issuance costs are currently being accreted into the carrying value of our series D redeemable convertible preferred stock until the first date that the holders of series D preferred stock are entitled to redeem the series D preferred stock;

      . on a pro forma as adjusted basis to adjust the pro forma information to
        give effect to the sale of            shares of common stock at an
        assumed initial public offering price of $     per share, after
        deducting the estimated underwriting discount and commissions and offering expenses payable by us.

      The share data in the table below are based on shares outstanding as of December 31, 2001. The number of outstanding shares at that date excludes:

       . 3,720,508 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.67 per share;

       . 1,637,292 shares of common stock reserved for future issuance under our current stock option plan;

       . 6,000,000 additional shares of common stock that will be reserved for issuance under our new stock incentive plan and 340,000 shares that will be reserved for future issuance under our employee stock purchase plan, on the date that the registration statement for this offering is declared effective;

       . 258,865 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.54 per share; and

       . 33,333 shares of common stock issuable upon conversion of a convertible promissory note.

      This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

                                                                                           AS OF DECEMBER 31, 2001
                                                                                     -----------------------------------
                                                                                                              PRO FORMA
                                                                                       ACTUAL    PRO FORMA   AS ADJUSTED
                                                                                     ----------  ----------  -----------
                                                                                         (IN THOUSANDS, EXCEPT SHARE
                                                                                             AND PER SHARE DATA)
Cash and cash equivalents...........................................................  $ 8,306.0  $  8,330.8      $
                                                                                     ==========  ==========      ===

Current portion of long-term debt and capital leases................................   $  582.0  $    582.0      $
Line of credit......................................................................      111.9       111.9
Convertible promissory notes--related party.........................................       50.0        50.0
Long-term liabilities:
  Long-term debt, less current maturities...........................................      942.6       942.6
  Long-term obligation under capital leases, less current portion...................      119.5       119.5

Series D redeemable convertible preferred stock, par value $.001; 3,544,062 shares designated, 3,480,473 shares issued and outstanding, actual, no shares issued and outstanding pro forma and pro forma as adjusted; aggregate liquidation
 preference of $18,168..............................................................   17,129.8          --       --

Stockholders' equity (deficit):                                                                                   --

  Series A convertible preferred stock, par value $.001; 300,000 shares designated,
   241,589 shares issued and outstanding, actual, no shares issued and outstanding pro forma and pro forma as adjusted..................................
                                                                                            0.2          --       --
  Series B convertible preferred stock, par value $.001; 166,667 shares designated,
   159,536 shares issued and outstanding, actual, no shares issued and outstanding pro forma and pro forma as adjusted..................................
                                                                                            0.2          --       --
  Series C convertible preferred stock, par value $.001; 1,275,000 shares designated, 1,274,774 shares issued and outstanding, actual, no shares issued and outstanding pro forma and pro forma as adjusted..............................
                                                                                            1.3          --       --
  Common stock, $.001 par value; 18,000,000 shares authorized, 3,295,174 shares issued and outstanding, 11,716,607 shares issued and outstanding pro forma,
         shares issued and outstanding pro forma as adjusted........................        3.3        11.7
  Deferred compensation.............................................................   (2,281.6)   (2,281.6)
  Additional paid-in capital........................................................   11,976.6    30,162.7
  Accumulated deficit...............................................................  (10,404.8)  (11,443.1)
                                                                                     ----------  ----------      ---
    Total stockholders equity (deficit).............................................     (704.8)   16,449.7
                                                                                     ----------  ----------      ---
     Total capitalization........................................................... $ 18,231.0  $ 18,255.7      $
                                                                                     ==========  ==========      ===

                                   DILUTION


      If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price of our common stock in this offering and the pro forma net tangible book value of our common stock immediately after completing this offering. The historical net tangible book value of our common stock as of December 31, 2001 was $(0.8) million, a net liability, or $(0.25) per share. The historical net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of common shares outstanding.


      Our pro forma net tangible book value as of December 31, 2001 was
approximately $    million, or approximately $    per share, after giving
effect to the conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock into common stock upon the closing of this offering and the exercise of warrants to purchase an aggregate of 77,220 shares of common stock by cash payment of $0.003 per share upon completion of this offering, which warrants will terminate if not exercised at that time, and the exercise of warrants to purchase an aggregate of 4,032 shares of common stock by cash payment of $2.67 per share and 3,954 shares of common stock by cash payment of $3.48 per share upon the completion of this offering, which warrants will be automatically net exercised in accordance with their terms if not exercised by the holder prior to that time. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to the sale of the shares of our common stock in this offering.

      After giving effect to the sale of the           shares of common stock
in this offering, at an assumed initial public offering price of $     per
share, less the estimated underwriting discount and commissions and other expenses of the offering, our pro forma net tangible book value as of December
31, 2001 would have been $     per share. This represents an immediate increase
in net tangible book value per share of $     to existing stockholders and
immediate dilution in net tangible book value of $     per share to new
investors purchasing our common stock in the offering at the initial public offering price. The following table illustrates the per share dilution without overallotment option:

Assumed initial public offering price per share.....................        $
   Pro forma net tangible book value per share at December 31, 2001.  $1.39
   Increase per share attributable to new investors.................

                                                                     ------
Pro forma net tangible book value per share after the offering......
                                                                            --
Dilution per share to new investors.................................        $
                                                                            ==

      Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. If any shares are issued in connection with outstanding options or the underwriters' overallotment option, you will experience further dilution.

      The following table summarizes the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by new investors in this offering, before deducting the estimated underwriting discount and commissions and other expenses of the offering.


                      SHARES PURCHASED TOTAL CONSIDERATION
                      ---------------  ------------------  AVERAGE PRICE
                      NUMBER   PERCENT AMOUNT      PERCENT   PER SHARE
                      ------   ------- ------      ------- -------------
Existing stockholders              %     $             %        $
New investors........
                      ------     ---     --          ---        --
   Totals............            100%    $           100%       $

                      ======     ===     ==                     ==


      The share data in the table above are based on shares outstanding as of December 31, 2001. The number of outstanding shares at that date excludes:

       . 3,720,508 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.67 per share;

       . 1,637,292 shares of common stock reserved for future issuance under our current stock option plan;

..    6,000,000additional shares of common stock that will be reserved for issuance under our new stock incentive plan and 340,000 shares that will be reserved for future issuance under our employee stock purchase plan, on the date the registration statement for this offering is declared effective;

       . 258,865 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.54 per share; and

       . 33,333 shares of common stock issuable upon conversion of a convertible promissory note.

      If the underwriters' overallotment option is exercised in full, the following will occur:

       .  the percentage of shares of common stock held by existing
          stockholders will decrease to approximately    % of the total number
          of shares of our common stock outstanding after this offering; and

       .  the number of shares held by new investors will be increased to
                    or approximately    % of the total number of shares of our
          common stock outstanding after this offering.

                        SELECTED FINANCIAL INFORMATION

      The following selected financial information should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1999, 2000 and 2001, and the balance sheet data as of December 31, 2000 and 2001, are derived from, and are qualified by reference to, our audited financial statements included in this prospectus. The statement of operations data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 are derived from our audited financial statements that are not included in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.


                                                                            YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------
                                                                   1997    1998     1999     2000      2001
                                                                  ------  -------  -------  -------  --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues..................................................... $   --  $   243  $ 1,398  $ 6,226  $ 18,479
Cost of revenues.................................................    186      360      859    2,000     4,954
                                                                  ------  -------  -------  -------  --------
Gross profit (loss)..............................................   (186)    (117)     539    4,226    13,525
Operating expenses:
   Research and development......................................     18      286      344      714     1,277
   Sales and marketing...........................................     23      400      889    2,046     7,956
   General and administrative....................................     78      399    1,285    4,639     7,259
                                                                  ------  -------  -------  -------  --------
Total operating expenses.........................................    119    1,085    2,518    7,399    16,492
                                                                  ------  -------  -------  -------  --------
Loss from operations.............................................   (305)  (1,202)  (1,979)  (3,173)   (2,967)
Other income (expense):
   Interest income...............................................     --       42       43      106       536
   Interest expense..............................................    (14)     (57)    (211)    (169)     (216)
   Other expense.................................................     --       --       --       --      (562)
                                                                  ------  -------  -------  -------  --------
Total other income (expense).....................................    (14)     (15)    (168)     (63)     (242)
                                                                  ------  -------  -------  -------  --------
Net loss.........................................................   (319)  (1,217)  (2,147)  (3,236)   (3,209)
Accretion on series D redeemable convertible preferred stock.....     --       --       --        2       204
                                                                  ------  -------  -------  -------  --------
Net loss attributable to common stockholders..................... $ (319) $(1,217) $(2,147) $(3,238) $ (3,413)
                                                                  ======  =======  =======  =======  ========
Basic and diluted net loss per common share...................... $(0.39) $ (0.83) $ (1.13) $ (1.06) $  (1.09)
                                                                  ======  =======  =======  =======  ========
Shares used in computing basic and diluted net loss per common
  share..........................................................    821    1,462    1,908    3,057     3,135
                                                                  ======  =======  =======  =======  ========

Pro forma basic and diluted net loss per common share (unaudited)                                    $  (0.31)
Pro forma weighted average common shares outstanding - basic and
  diluted (unaudited)............................................                                      11,170

                                                                                  DECEMBER 31,
                                                                  -------------------------------------------
                                                                   1997    1998     1999     2000      2001
                                                                  ------  -------  -------  -------  --------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................................ $  758  $   739  $ 1,959  $ 6,022  $  8,306
Total assets.....................................................  1,160    1,671    3,295    9,394    19,641
Long-term liabilities............................................    303      739      942    1,099     1,062
Redeemable preferred stock.......................................     --       --       --    4,669    17,130
Accumulated deficit..............................................   (390)  (1,607)  (3,754)  (6,992)  (10,405)
Total stockholders' equity (deficit).............................    525      674      542    1,214      (705)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. The notes to our financial statements set forth our critical accounting policies. Our critical accounting policies include policies relating to revenue recognition, stock-based compensation, accounts receivable and allowance for uncollectibles, which are summarized below under the heading "Overview." Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward looking statements that involve risk and uncertainties. You should review the "Risk Factors" set forth elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward looking statements contained in this prospectus.

OVERVIEW

INTRODUCTION

      We are a medical technology company that is developing and marketing new clinical diagnostic applications of NMR spectroscopy in the areas of cardiovascular disease and metabolic disorders. We began selling the NMR LIPOPROFILE test, our first product, in 1997 to clinical research clients, such as academic investigators, pharmaceutical companies and government laboratories, for use in their clinical trials and other studies. In early 1999, we initiated marketing and sales of our NMR LIPOPROFILE test to physicians and other healthcare professionals for use in patient care.

      We have experienced eight consecutive quarters of net revenue growth through the quarter ended December 31, 2001. This growth resulted from the expansion of our direct sales organization, heightened marketing efforts, increased market acceptance of our NMR LIPOPROFILE test and an expansion of our product line to include advanced complementary tests that we offer with our NMR LIPOPROFILE test. Revenues from our patient care clients represented 93.0% of our net revenues in 2001. We expect that revenues from our patient care clients will continue to comprise an increasing percentage of our total net revenues.

      Since inception, we have incurred substantial losses, principally from

       .  research and development efforts related to our NMR LIPOPROFILE test;

       .  establishment and growth of our sales and marketing organization;

       . expenses, which we incurred primarily in 1999, associated with obtaining and maintaining CLIA approval for our laboratory; and

       . investments in our infrastructure, including personnel, facilities, equipment, operating systems and processes and procedures.

REVENUE RECOGNITION AND REIMBURSEMENT

      We derive a majority of our revenues from the sale of our NMR LIPOPROFILE test and complementary tests to physicians, other healthcare professionals and commercial diagnostic laboratories for use in patient care. For tests sold to our patient care clients, we recognize revenues on the accrual basis at the time we report the test results to the customer, which approximates when services are provided.

      We recognize revenues from governmental and commercial research contracts as contract research costs are incurred, according to the provisions of each agreement. We record amounts received in advance of performance as deferred revenue. Contract research costs include all direct material and labor costs, equipment costs and fringe benefits.

      In our patient care business, we receive reimbursement for our tests from commercial insurance carriers, including managed care organizations, and governmental programs, primarily Medicare. Laboratory tests, as with most other healthcare procedures, are classified for reimbursement from governmental programs according to their respective CPT codes. We have received a CPT code for our NMR LIPOPROFILE test. The complementary tests that we offer also have CPT codes. We have begun to assemble information necessary to seek an increase in our Medicare reimbursement rate for our NMR LIPOPROFILE test. We have not applied for reimbursement approvals for our NMR LIPOPROFILE test under the various state Medicaid programs, but may do so in the future. Under governmental programs, we are not permitted to bill an individual patient for the portion of the list price for our tests that is not reimbursed under the program.

      We also receive reimbursement from commercial insurance carriers, including managed care organizations. Agreements with third-party payors that provide for a specified price for reimbursement over a fixed period of time are referred to as participating provider, or in-network, agreements. When we are a non-participating, or out-of-network, provider we do not have an agreement that provides for a specified price for reimbursement over a fixed time period. We have an in-network agreement with one regional managed care organization for reimbursement of our NMR LIPOPROFILE test and the complementary tests that we offer. We expect to enter into additional in-network agreements with commercial insurance carriers in the future. In-network agreements generally state that the service provider is not permitted to seek reimbursement from individual patients for any portion of the agreed upon price that is not paid by the payor. In many cases, in-network agreements provide for reimbursement at less than the service provider's list price. To date, substantially all of our business with commercial insurance carriers has been on an out-of-network basis. We are allowed to seek reimbursement from individual patients for the difference between our list price and the amount reimbursed by the payor in cases where we are an out-of-network provider.

      Third-party payors for which we are an out-of-network provider can elect at any time to discontinue reimbursement or modify the reimbursement rate for our NMR LIPOPROFILE test or the complementary tests that we offer. In addition, in some cases third-party payors for which we are an out-of-network provider reimburse the patient, rather than us, for the tests performed by us. As a result, we must collect the reimbursement directly from the patient.

      We recognize revenues for tests billed to commercial insurance carriers, including managed care organizations, at our list price when we are an out-of-network provider. We recognize revenues for tests billed to commercial insurance carriers, including managed care organizations, at a negotiated price when we are an in-network provider. We bill Medicare and other governmental programs at the list prices for our tests, but record revenues from these programs net of contractual adjustments. These contractual adjustments reflect the difference between our list prices for tests performed and the reimbursement rates set by the governmental programs. We recognize revenues from commercial diagnostic laboratories that purchase our tests at negotiated prices. These commercial diagnostic laboratories are responsible for obtaining reimbursement from third-party payors or directly from patients.

      Our current reimbursement rate from Medicare for our NMR LIPOPROFILE test is $34.30 per test. For the year ended December 31, 2001, the average selling price per test for our NMR LIPOPROFILE test across all payors, including governmental programs, commercial insurance carriers, including managed care organizations, diagnostic testing laboratories and clinical research clients, was approximately $85.

      The following table sets forth for the year ended December 31, 2001:

       . the total number of NMR LIPOPROFILE and complementary tests performed by us;

       .  the total number of NMR LIPOPROFILE tests performed by us;

       . amounts received from governmental programs, commercial insurance carriers under both in-network and out-of-network arrangements, commercial diagnostic laboratories and clinical research clients, as a percentage of total net revenues.

                                                                       YEAR ENDED DECEMBER 31, 2001
                                                                       ----------------------------
Tests:
   Total number of tests..............................................           249,000
   Total number of NMR LIPOPROFILE tests..............................           179,000
Payor Mix:
 Revenue by payor as a percentage of total net revenues for all tests:
   Governmental programs, primarily Medicare..........................                11%
   Commercial insurance carriers, including managed care..............                67%
   Commercial diagnostic laboratories.................................                15%
   Clinical research clients..........................................                 7%

BILLING AND COLLECTIONS

      Billing for clinical laboratory testing services is complex. We, like other companies with clinical laboratories, perform tests in advance of payment and without certainty as to the outcome of the billing process. We receive payments from a variety of third-party payors, each of which has different billing requirements.

      We record a provision for bad debt expense that is included in general and administrative expenses. This amount is also recorded as an allowance for uncollectible accounts receivable. The amount we record as bad debt expense and as an allowance for uncollectibles is based on our analysis of current and past due accounts, collection experience in relation to amounts billed, patient mix and other information.

      We incurred bad debt expense of $0.7 million in 1999, $2.6 million in 2000 and $2.6 million in 2001. Through the first half of 2001, our level of uncollectibles reflected the inadequacy of our infrastructure to support the growth in demand for our NMR LIPOPROFILE test and complementary tests, including a lack of a sufficient number of personnel and personnel with appropriate skills and experience as well as insufficient billing and collection processes. These processes provide the billing information that is necessary to receive payment from third-party payors and individual patients and to collect these payments.

      Beginning in the second half of 2001, we implemented a plan to address these infrastructure issues. Under this plan, we took the following steps:

       . We recruited management and supervisory personnel experienced in billing and collecting in the healthcare field.

       . We redesigned our internal billing and collection processes, including improving the use of our existing systems and implementing a policy of direct patient contact on all account balances.

       . We reorganized the billing and collections department to clearly establish responsibilities and implement employee performance metrics.

       . We hired additional personnel and instituted better training programs for both new and existing personnel.

      As a result of our efforts, our bad debt expense as a percentage of net revenues decreased significantly for the year ended December 31, 2001 as compared with the prior two years. The following table sets forth this decrease:

                                                 YEAR ENDED DECEMBER 31,
                                                 ----------------------
                                                  1999      2000   2001
                                                 -----     -----  -----
                                                  (DOLLARS IN MILLIONS)
Net revenues.................................... $ 1.4     $ 6.2  $18.5
Bad debt expense................................ $ 0.7     $ 2.6  $ 2.6
Bad debt expense as a percentage of net revenues  47.4%     41.1%  14.3%


      In addition, following implementation of this plan, our DSO at December 31, 2001 was 80 days as compared to 48 days at December 31, 2000. The increase in DSO at December 31, 2001 as compared with December 31, 2000 was primarily due to increased accounts receivable associated with higher sales volume and a lower percentage of bad debt expense for 2001. We calculate DSO as average net accounts receivable for the relevant year divided by annual net revenues for the relevant year, multiplied by 360. Average net accounts receivable for a particular year is the average of the net accounts receivable outstanding on the first day of the year and the last day of the year. As of February 28, 2002, our net accounts receivable under 120 days old was $4.9 million.


      Bad debt expense as a percentage of net revenue was 41.1% for 2000 and 14.3% for 2001. The higher percentage of bad debt expense as a percentage of net revenue in 2000 was due to inadequacies in the billing and collection processes that negatively impacted the probability of collection. The higher percentage of bad debt expense resulted in a significantly lower net accounts receivable balance at December 31, 2000, and, as a result, a lower DSO. The lower percentage of bad debt expense in 2001 was due to the improved billing and collection infrastructure and higher collections in the second half in 2001.

      In 2002, we are focusing on further improving cash flow and reducing DSO through more timely and comprehensive efforts to bill patients directly for amounts that we do not collect from third-party payors. We also expect to select and install a new billing system during 2002. If we do not maintain sufficient billing and collections practices and upgrade our systems to keep pace with our growth, we may experience problems collecting our accounts receivable in the future.

EXPENSE RECOGNITION

      We recognize expenses as incurred. We classify expenses as cost of revenues or as research and development, sales and marketing or general and administrative. Components of cost of revenues include salaries and employee benefits, supplies and reagents, courier costs, royalties, depreciation of laboratory equipment, stock-based compensation charges and leasehold improvements. Sales and marketing, research and development and general and administrative expenses include salaries and employee benefits, promotion, facility costs, insurance, bad debt expense, stock-based compensation charges and other overhead costs.

      Although we believe that lipoprotein subclass particle analysis is gaining acceptance in the medical community as a more effective diagnostic tool for assessing and managing cardiovascular disease risk as compared to the traditional lipid panel test, physicians and other healthcare professionals are not yet generally aware of our NMR LIPOPROFILE test. Accordingly, we expect to incur significant sales and marketing costs in promoting market acceptance of our NMR LIPOPROFILE test.

      We also expect to incur increasing research and development expenses as we seek to develop new clinical applications for our NMR spectroscopic analysis technology. In addition, we expect to incur significant expenses to support the growth of our business, including expenses for improvements to our operating systems, leasehold improvements to our office, laboratory and warehouse space and purchases of the new turnkey NMR analyzers to enhance the efficiency of our testing.

      We have three principal ongoing research and development programs.



       . TURNKEY NMR ANALYZER. We are collaborating with Bruker BioSpin to develop a next generation turnkey NMR analyzer. We expect to begin purchasing this analyzer from Bruker BioSpin and using it in our own operations in late 2002. Because of the significant work on this project that we and Bruker BioSpin have already accomplished, we do not believe that there are significant risks to ultimate completion.



       . INSULIN RESISTANCE. We are developing a new insulin resistance profile test based on our NMR spectroscopy technology. We expect to complete development and introduce this test to the market in 2003. The additional costs that we incur to complete development of this product will depend on the success of our ongoing development efforts and are not readily estimable because of the uncertainties surrounding a development effort of this nature. These uncertainties will also affect the actual timing of completion.





       . DIAGNOSIS OF COLORECTAL CANCER. We recently began to collaborate with the National Research Council of Canada's Institute for Biodiagnostics on the development of a non-invasive diagnostic test for colorectal cancer using NMR spectroscopy technology. We are at the very early stages of this project. Therefore, we are unable to predict the likely cost of the project or the anticipated completion date, which is likely to be at least a number of years.



      We license patents from North Carolina State University and Siemens Medical Systems, Inc. The license agreements require us, among other things, to make royalty payments on sales by us and our sublicensees of our NMR LIPOPROFILE test and other tests or products that use the technology licensed to us under these agreements. These royalty payments are fixed percentages of net revenues. Accordingly, as our net revenues increase, our royalty payments will increase.


      In 2001, we entered into a lease for approximately 83,000 square feet of office and laboratory space. This lease expires in 2012. In addition, in 2001, we increased our borrowings under our line of credit agreement with a bank and we financed the purchase of equipment through an equipment financing agreement. As a result, lease payments and principal and interest payments under our line of credit and our equipment financing agreement will increase in the future as compared to 2001.

      Stock-based compensation charges represent the difference between the exercise price of options granted to employees and directors and the fair value of our common stock on the date of grant in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. We recognize this compensation charge over the vesting periods of the options.

      We have recorded deferred stock-based compensation of $1.2 million and related amortization of $0.5 million related to unvested stock options granted to employees, directors and consultants in 2000. We recorded additional deferred stock-based compensation of $2.1 million and related amortization of $0.5 million in 2001. We expect to amortize approximately $2.3 million of deferred stock-based compensation in future periods, including $0.9 million during 2002, $0.7 million during 2003, $0.5 million during 2004 and $0.2 million during 2005.

RESULTS OF OPERATIONS

      The following table sets forth certain components of our statement of operations data as a percentage of net revenues.

                                                               1999    2000    2001
                                                             -------- ------- -------
Net revenues................................................   100.0%  100.0%  100.0%
Cost of revenues............................................     61.5    32.1    26.8
                                                             -------- ------- -------
Gross profit................................................     38.5    67.9    73.2
Operating expenses:
   Research and development.................................     24.6    11.5     6.9
   Sales and marketing......................................     63.6    32.9    43.1
   General and administrative...............................     91.9    74.5    39.3
                                                             -------- ------- -------
Total operating expenses....................................    180.1   118.9    89.3
                                                             -------- ------- -------
Loss from operations........................................  (141.6)  (51.0)  (16.1)
Other income (expense):
   Interest income..........................................      3.1     1.7     2.9
   Interest expense.........................................   (15.1)   (2.7)   (1.2)
   Other expense............................................    --      --      (3.0)
                                                             -------- ------- -------
Total other income (expense)................................   (12.0)   (1.0)   (1.3)
                                                             -------- ------- -------
Net loss....................................................  (153.6)  (52.0)  (17.4)
Accretion on series D redeemable convertible preferred stock    --      --        1.1
                                                             -------- ------- -------
Net loss attributable to common stockholders................ (153.6)% (52.0)% (18.5)%
                                                             ======== ======= =======

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2001 AND 2000.

      NET REVENUES. Net revenues increased $12.3 million, or 196.8%, to $18.5 million for 2001 from $6.2 million for 2000. Net revenues from our patient care clients increased to $17.2 million in 2001 from $5.2 million in 2000. Net revenues from our clinical research clients were $1.0 million in 2000 and $1.3 million in 2001. Approximately $9.7 million of the increase in total net revenues in 2001 as compared to 2000 resulted from additional net revenues generated from growth in the number of NMR LIPOPROFILE tests sold to patient care clients. This growth reflected an increase in the number of our sales representatives and greater geographic coverage of our sales force as well as increased medical acceptance of our technology. The majority of the additional $2.6 million increase in total net revenues resulted from growth in the number of complementary tests sold to patient care clients.

      COST OF REVENUES. Cost of revenues increased $3.0 million, or 147.8%, to $5.0 million for 2001 from $2.0 million for 2000. This increase resulted from the increase in the number of NMR LIPOPROFILE tests and complementary tests sold to patient care clients in 2001. As a percentage of net revenues, cost of revenues decreased to 26.8% from 32.1% for 2000. The decrease reflected economies of scale from increased utilization of our production capacity as a result of significantly higher test volumes. The decrease also resulted from efficiencies provided by the ongoing automation of our laboratory operations.


      RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased $0.6 million, or 78.7%, to $1.3 million for 2001 from $0.7 million for 2000. This increase resulted from the continued development of our insulin resistance test and our test for detection of lipoprotein-X, both of which are based on our NMR spectroscopy technology, as well as of our turnkey NMR analyzer. As a percentage of net revenues, research and development expenses decreased to 6.9% for the year ended December 31, 2001 from 11.5% for 2000.

      SALES AND MARKETING EXPENSES. Sales and marketing expenses increased $6.0 million, or 289.0%, to $8.0 million for 2001 from $2.0 million for 2000. This increase resulted from an increase in salaries and other payroll-related expenses and meal, entertainment and travel expenses as a result of the growth and expansion of our sales organization and focused efforts to market directly to physicians and other healthcare professionals. The number of our sales and marketing employees increased to 58 at December 31, 2001 from 15 at December 31, 2000. As a percentage of net revenues, sales and marketing expenses increased to 43.1% for 2001 from 32.9% for 2000. We incurred a non-cash stock-based compensation charge as part of sales and marketing expenses of $0.1 million in 2001 as compared to $0.01 million in 2000.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $2.7 million, or 56.5%, to $7.3 million for 2001 from $4.6 million for 2000. This increase resulted from the growth in the number of our personnel and the implementation of enhanced internal systems and procedures to improve our billing and collections processes. The number of persons in our billing and collections department increased to 29 employees at December 31, 2001 from four at December 31, 2000. As a percentage of net revenues, general and administrative expenses decreased to 39.3% for 2001 from 74.5% for 2000. Bad debt expense was $2.6 million for each of 2000 and 2001. As a percentage of net revenues, bad debt expense decreased to 14.3% for 2001 from 41.1% for 2000. The decrease in each of general and administrative expenses and bad debt expense as a percentage of net revenues resulted from improvements in our billing and collections efforts. We incurred a non-cash stock-based compensation charge as part of general and administrative expenses of $0.3 million in 2001 as compared to $0.5 million in 2000.

      OTHER INCOME (EXPENSE). Other income (expense), net increased $0.1 million to $0.2 million in 2001 from $0.1 million in 2000. The increase resulted from other expenses of $0.6 million which we incurred as a result of the issuance of stock warrants to purchase shares of common stock at $0.01 per share to holders of series D redeemable convertible preferred stock during the second half of 2001 to obtain consent to, and waiver of price anti-dilution protection which would result from, an increase in employee stock options. This increase was offset by a net increase in interest income earned on a higher cash balance as a result of our sale of series D redeemable convertible preferred stock in late 2000 and early 2001.

      NET INCOME (LOSS). Net loss for both 2000 and 2001 was $3.2 million. Net loss per common share increased to $1.09 for 2001 from $1.06 for 2000.

      ACCRETION. Stock issuance costs of $0.4 million in 2000 and $0.9 million in 2001 are being accreted into the carrying value of the series D redeemable convertible preferred stock until December 2005, which is the first date that investors in the series D redeemable convertible preferred stock are entitled to redeem shares of series D redeemable convertible preferred stock. Upon automatic conversion of the series D redeemable convertible preferred stock upon completion of this offering, remaining stock issuance costs of approximately $1.0 million will be recorded as an increase to accumulated deficit.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2000 AND 1999

      NET REVENUES. Net revenues increased $4.8 million, or 345.3%, to $6.2 million for 2000 from $1.4 million for 1999. Net revenues from our patient care clients increased to $5.2 million in 2000 from $0.9 million in 1999. Net revenues from our clinical research clients increased to $1.0 million in 2000 from $0.5 million in 1999. Approximately $3.6 million of the increase in total net revenues resulted from additional net revenues generated from growth in the number of NMR LIPOPROFILE tests sold to patient care clients. The growth in total net revenues in 2000 reflected a full year of focused efforts beginning in January 2000 to market directly to physicians and other healthcare professionals and the shift in our business efforts from the clinical research market to the patient care market. The growth in total net revenues also reflected an increase in net revenues from our clinical research clients.

      COST OF REVENUES. Cost of revenues increased $1.1 million, or 132.7%, to $2.0 million for 2000 from $0.9 million for 1999. This increase resulted from an increase in the number of NMR LIPOPROFILE tests and complementary tests sold to patient care clients. As a percentage of net revenues, cost of revenues decreased to 32.1% for 2000 from 61.5% for 1999. The decrease reflected economies of scale from increased utilization of our production capacity as a result of higher test volumes. The decrease also reflected a higher percentage of tests performed for patient care clients as compared to clinical research clients. The gross margin on tests for patient care clients is greater than the gross margin on tests for clinical research clients.


      RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased $0.4 million, or 107.9%, to $0.7 million for 2000 from $0.3 million for 1999. This increase resulted from the continued development of our NMR LIPOPROFILE test and the turnkey NMR analyzer, and early development work on our insulin resistance test and our test for detection of lipoprotein-X. As a percentage of net revenues, research and development expenses decreased to 11.5% for 2000 from 24.6% for 1999.


      SALES AND MARKETING EXPENSES. Sales and marketing expenses increased $1.1 million, or 130.0%, to $2.0 million for 2000 from $0.9 million for 1999. This increase resulted from an increase in salaries and other payroll-related expenses and meal, entertainment and travel expenses as a result of the growth and expansion of our sales organization and focused efforts to market directly to physicians and other healthcare professionals. Sales and marketing personnel increased to 15 at December 31, 2000 from eight at December 31, 1999. As a percentage of net revenues, sales and marketing expenses decreased to 32.9% for 2000 from 63.6% for 1999.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $3.3 million, or 261.1%, to $4.6 million for 2000 from $1.3 million for 1999. This increase resulted from growth in the number of personnel and from additional internal systems and procedures. As a percentage of net revenues, general and administrative expenses decreased to 74.5% for 2000 from 91.9% for 1999. Bad debt expense increased $1.9 million, or 285.9%, to $2.6 million for 2000 from $0.7 million for 1999. This increase resulted primarily from increased sales volumes and our lack of a sufficient number of personnel and personnel with appropriate skills and experience as well as insufficient billing and collection systems to process and collect an increased number of accounts receivable. As a percentage of net revenues, bad debt expense increased to 41.1% for 2000 from 47.4% for 1999. We incurred a non-cash stock-based compensation charge as part of general and administrative expenses of $0.5 million in 2000 as compared to $0.02 million in 1999.

      OTHER INCOME (EXPENSE). Other income (expense), net decreased $0.1 million, or 62.6%, to $0.1 million in 2000 from $0.2 million in for 1999.

      NET INCOME (LOSS). Net loss increased $1.1 million, or 50.7%, to $3.2 million for 2000 from $2.1 million for 1999. Net loss per common share decreased to $1.06 for the year ended December 31, 2000 from $1.13 for the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES


      Our liquidity requirements have historically consisted, and we expect that they will continue to consist, of sales and marketing expenses, research and development expenses, capital expenditures, working capital, debt service and general corporate expenses. We have funded these requirements and the growth of our business through cash flow from operations and through the issuance of common stock, convertible preferred stock, redeemable convertible preferred stock, convertible promissory notes and borrowings under our credit facilities. Through December 31, 2001, we had raised approximately $26.0 million from the sale of common stock, convertible preferred stock, redeemable convertible preferred stock and convertible promissory notes to third parties.


BORROWINGS AND EQUIPMENT LEASES


      We have a line of credit with First Union National Bank for up to $5.0 million for general corporate purposes. Under the line of credit, we may borrow up to 75.0% of all eligible accounts receivables that are under

120 days old from the date of invoice. As of December 31, 2001, we had outstanding borrowings under this line of credit of $0.1 million. Borrowings under the line of credit bear interest at a variable rate based on the one-month LIBOR Market Index Rate plus 2.8% per annum. LIBOR was 1.87% at December 2001. We have granted the bank a security interest in substantially all of our assets, other than intellectual property, as security for this loan. The bank has issued on our behalf letters of credit totaling $1.5 million at December 31, 2001. These letters of credit reduce the amount we may borrow under our line of credit. We may borrow under this line of credit through June 2003 and must repay all amounts outstanding by June 30, 2003.



      We maintain an equipment financing arrangement with Oxford Venture Finance, LLC, which provides up to $3.0 million for purchases of manufacturing and computer equipment. As of December 31, 2001, there were no borrowings under this arrangement. The equipment financing arrangement permits us to borrow through September 2002.



      Amounts outstanding under an earlier equipment financing arrangement with Oxford Venture Finance totaled $0.8 million as of December 31, 2001 and must be repaid at various times from July 2004 to June 2005. The interest rates for amounts borrowed under this financing range from 10.9% to 11.6% per annum. We are not entitled to borrow additional amounts under this arrangement. The terms of each equipment financing arrangement entitle Oxford Venture Finance to a security interest in all of the equipment purchased under the arrangement.


      We borrowed $114,111 from one of the lessors of our office space for leasehold improvements under a promissory note dated July 1, 1999. Under the terms of this note, we pay a monthly payment of $2,206, including interest at 6.0% per annum, through June 2002. We are obligated to pay a final payment under the note of $50,025 in July 2002. As of December 31, 2001, we had an aggregate of $61,316 in principal amount outstanding under this promissory note.

      At December 31, 2001, we also had outstanding a $50,000 convertible promissory note which bears interest at 10% per annum and is payable on or before June 30, 2002. The note is convertible into shares of our series A convertible preferred stock. After the completion of this offering, the note will be convertible into an aggregate of 33,333 shares of our common stock.

      We have summarized below our contractual cash obligations as of December 31, 2001.

                                                       PAYMENTS DUE BY PERIOD
                                     -----------------------------------------------------------
                                                 LESS THAN    ONE TO    FOUR TO FIVE AFTER FIVE
CONTRACTUAL OBLIGATIONS                 TOTAL    ONE YEAR   THREE YEARS    YEARS       YEARS
-----------------------              ----------- ---------- ----------- ------------ -----------
Line of credit...................... $   111,888 $  111,888  $       --  $       --   $       --
Capital lease obligations, including
  interest..........................     363,259    227,806     135,453          --           --
Operating leases....................  12,480,871  1,234,206   2,376,053   2,184,092    6,686,520
Notes payable.......................   1,329,324    386,754     742,960     199,610           --
                                     ----------- ---------- -----------  ----------  -----------
Total contractual cash obligations.. $14,285,342 $1,960,654  $3,254,466  $2,383,702   $6,686,520
                                     =========== ========== ===========  ==========  ===========

CASH FLOWS

      We used $6.7 million of net cash in operating activities in 2001 and $3.0 million of net cash in operating activities in 2000. In both years, principal uses of cash in operating activities included funding our net loss and our increasing level of accounts receivable. The increase in net cash used in operating activities in 2001 over 2000 primarily reflected the increased level of our accounts receivable resulting from the increasing level of sales of our NMR LIPOPROFILE test and complementary tests.

      We used $1.6 million of net cash in investing activities in 2001 and $0.8 million of net cash in investing activities in 2000. In both years, the principal use of net cash in investing activities was for capital expenditures, primarily purchasing NMR analyzers for use in performing NMR LIPOPROFILE tests. The increase in net cash used in investing activities in 2001 over 2000 reflected our need to purchase an increasing number of NMR analyzers to address the growth in demand for our NMR LIPOPROFILE test.


      Our financing activities provided us with net cash of $10.6 million in 2001 and $7.9 million in 2000. In 2001, the principal sources of net cash from financing activities were $12.4 million from the completion of our series D redeemable convertible preferred stock financing and $0.5 million from borrowing under our equipment financing arrangement. We used an aggregate of $1.3 million of net cash in financing activities in 2001 to reduce borrowings under our line of credit and to repay other long-term debt and capital leases. In addition, in 2001 we used $1.0 million of net cash to fund deferred financing costs in connection with our planned initial public offering. In 2000, the principal sources of net cash provided by financing activities were $2.0 million from our series C convertible preferred stock financing and $4.7 million from the initial closing of our series D redeemable convertible preferred stock financing. We also obtained net cash of $1.4 million from borrowings under our line of credit and equipment financing agreement.


      We expect that our capital expenditure requirements for 2002 will be $8.0 million. We expect to use these funds primarily for the purchase of equipment, primarily NMR analyzers, and for leasehold improvements to our new facility. We began to occupy this facility in December 2001 and expect to move our entire operations to this facility by October 2002.

      We expect that the net proceeds from this offering, together with our funds from operations and existing cash and cash equivalents, will be sufficient to fund our operations and meet our capital requirements for at least the next 12 months.

      We may need to raise additional funds through public or private equity or debt financing to continue to fund or expand our operations. Additional capital, if needed, may not be available on satisfactory terms, or at all. Our actual liquidity and capital funding requirements will depend on numerous factors, including:

       . the extent to which our products, including those under development, are successfully developed, gain market acceptance and become and remain competitive;

       .  our ability to obtain reimbursement for our products;

       .  our ability to collect our accounts receivable;

       . the costs and timing of further expansion of our sales and marketing activities;

       .  our facilities expansion needs; and

       . the timing and results of any regulatory approvals that we are required to obtain for our products.

If we are not able to obtain adequate funding when needed, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce research and development, marketing, sales or other expenses. Any of these results could harm our business.

INFLATION

      Inflation was not a material factor in either net revenues or operating expenses during the periods presented.

DISCLOSURE ABOUT MARKET RISK

      Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents that have maturities of less than three months and a line of credit that expires in June 2002. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation and is mainly comprised of government-backed securities and investment-grade instruments, we would not expect our operating results or cash flows to be significantly affected by changes in market interest rates. We currently do not hedge interest rate exposure, and an increase in market rates may negatively impact the interest expense associated with our line of credit.

RECENT ACCOUNTING PRONOUNCEMENTS

      On June 29, 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations", or SFAS 141, and SFAS No. 142, "Goodwill and Other Intangible Assets" , or SFAS 142. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS 141 also includes new criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The provisions of SFAS 142 requiring non-amortization of goodwill and indefinite-lived intangible assets apply to goodwill and indefinite-lived intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 on January 1, 2002; however, the adoption of SFAS 141 and SFAS 142 is not expected to have an impact on our operating results or stockholders' equity (deficit) for the periods presented.

      In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," or SFAS 143. SFAS 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time that the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The standard is effective for us beginning January 1, 2003, and its adoption is not expected to have a material impact on our operating results or stockholders' equity (deficit).

      In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, " or SFAS 144. SFAS 144 addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The new provisions supersede SFAS 121, which addressed asset impairment, and certain provisions of Accounting Principles Boards Opinion No. 30 related to reporting the effects of the disposal of a business segment and requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under SFAS 144, more dispositions may qualify for discontinued operations treatment in the income statement. The provisions of SFAS 144 became effective for us on January 1, 2002 and are not expected to have a material impact on our operating results or stockholders' equity (deficit).

                                   BUSINESS

OVERVIEW

      We are a medical technology company that is developing and marketing new clinical diagnostic applications of NMR spectroscopy in the areas of cardiovascular disease and metabolic disorders. Our first proprietary product based on our NMR spectroscopy technology is our NMR LIPOPROFILE test, which addresses a substantial unmet medical need -- to accurately assess and effectively manage a patient's risk of cardiovascular disease. We have been marketing and selling this product to the patient care market since early 1999. We are in the process of developing our second proprietary product, which is for the detection of insulin resistance, a precursor of type 2 diabetes.

      Our NMR LIPOPROFILE test allows doctors to diagnose cardiovascular disease risk more accurately and manage cardiovascular disease risk more effectively than traditional cholesterol tests, such as the commonly ordered lipid panel test. In 1998, the United States market for traditional cholesterol tests was approximately $3.6 billion.

      Our NMR LIPOPROFILE test uses NMR spectroscopy to analyze blood plasma samples to provide detailed information concerning the concentration and size of the lipoprotein particles that carry cholesterol in the bloodstream. A growing body of medical literature indicates that lipoprotein subclass particle analysis is a more accurate means of assessing and a more effective means of managing a patient's risk of cardiovascular disease than traditional cholesterol tests.

      We began selling our NMR LIPOPROFILE test in 1997 to research clients, such as academic investigators, pharmaceutical companies and government laboratories, for use in their clinical trials and other studies. In early 1999, we initiated marketing and sales of our NMR LIPOPROFILE test, along with complementary advanced diagnostic tests typically requested for patients who have been diagnosed with, or are at risk for, cardiovascular disease, to physicians, other healthcare professionals and commercial diagnostic laboratories for use in patient care. In the year ended December 31, 2001, we sold more than 249,000 tests, including approximately 179,000 NMR LIPOPROFILE tests, and recognized net revenues from all products of approximately $18.5 million.

CARDIOVASCULAR DISEASE

      Cardiovascular disease is the leading cause of death in the industrialized world. Cardiovascular disease often results from atherosclerosis, which is a buildup of fatty plaque, composed of cholesterol and other lipids, in the artery wall. Heart attacks may result from reduced blood flow to the heart caused by progressive plaque buildup or by blood clots produced by plaque rupture. The American Heart Association estimates that approximately 61 million people in the United States have one or more forms of cardiovascular disease. This disease claimed approximately 950,000 lives in the United States in 1999. Approximately one-sixth of all people in the United States killed by cardiovascular disease are under the age of 65. The American Heart Association estimated that in 2001 the direct healthcare cost of cardiovascular disease in the United States would be $181.8 billion.

      A risk factor for cardiovascular disease is hyperlipidemia, which is elevated levels of lipids, including cholesterol and triglycerides. According to The Cardium Study, Hyperlipidemia (December 1998), the prevalence of hyperlipidemia in the world's seven major pharmaceutical markets was 131 million people in 1997 and was expected to grow to 141 million people by 2007. The CDC estimates that one in four Americans has hyperlipidemia. Sales of lipid-lowering drugs, including statins, in the United States totaled nearly $10 billion in 2000. NDCHealth projected that sales of these drugs would grow in 2001 to approximately $13 billion. In 2001, the Adult Treatment Panel of the NCEP issued new, more aggressive clinical practice guidelines that the NCEP expects will expand the number of people in the United States who are treated for hyperlipidemia. The National Heart, Lung, and Blood Institute of the National Institutes of Health established the NCEP in November 1985 to sponsor educational efforts aimed at reducing the percentage of Americans with high blood cholesterol.


      Because of the serious health effects, mortality and high treatment cost associated with cardiovascular disease, a key goal of the medical community is to more accurately identify and more effectively manage individuals at risk for cardiovascular disease. Traditionally, clinicians have assessed hyperlipidemia using the results of the lipid panel test, which measures total cholesterol, LDL cholesterol, HDL cholesterol and total triglycerides. Lipid panel tests are the most frequently ordered laboratory tests in the United States. Approximately 120 million lipid panel tests are performed in the United States each year. Despite its widespread use, however, the traditional lipid panel test does not provide satisfactory diagnostic accuracy in assessing or an effective means of managing cardiovascular disease risk.


LIMITATIONS OF TRADITIONAL CHOLESTEROL TESTING

      Historically, large population studies, such as the Framingham Heart Study, showed that people with high levels of LDL cholesterol or low levels of HDL cholesterol are at increased risk of developing cardiovascular disease. From these disease associations, LDL cholesterol became known as "bad" cholesterol, because higher levels of cholesterol in this low-density class of lipoproteins generally were associated with increased risk. Similarly, HDL cholesterol became known as "good" cholesterol, because higher levels of cholesterol in this high-density class of lipoproteins were associated with decreased risk or protection from disease. The widespread use of this terminology has given many people the mistaken impression that cholesterol itself is an important contributor to cardiovascular disease.


      However, it has long been known that cholesterol and other lipids are merely markers for the lipoproteins which directly cause the cardiovascular disease process. Lipoproteins are spherical particles comprised of both proteins and lipids which transport cholesterol, triglycerides and other lipids throughout the bloodstream. As early as 1967, it was pointed out in a landmark series of articles appearing in THE NEW ENGLAND JOURNAL OF MEDICINE that all abnormalities in lipid levels are actually due to lipoprotein abnormalities, and "the shift of emphasis to lipoproteins offers distinct advantages in the recognition and management of such disorders."


      Medical literature and the results of an increasing number of clinical trials indicate that simply measuring cholesterol levels does not provide satisfactory diagnostic accuracy in assessing a patient's risk of cardiovascular disease. For example:

      . Data from the Framingham Heart Study, conducted over a 28-year period, indicate that 80% of all people who develop cardiovascular disease have total cholesterol and LDL cholesterol levels that are within the same range as those who do not develop the disease.

      . Among the people who develop cardiovascular disease, approximately 50% have LDL cholesterol levels that are lower than the levels classified as high risk by the NCEP.

      As a result of the diagnostic limitations of cholesterol testing, physicians may be undertreating or failing to treat many high risk patients, while overtreating other patients who are at lower risk. Consequently, physicians are continually seeking better methods to assess and manage the risk of cardiovascular disease.

IMPROVED ASSESSMENT AND MANAGEMENT OF CARDIOVASCULAR DISEASE RISK THROUGH LIPOPROTEIN SUBCLASS PARTICLE ANALYSIS


      Results of many recent clinical studies have shown the importance of lipoprotein subclass particles, rather than cholesterol itself, as a cause of cardiovascular disease. Results of these studies support the conclusion that lipoprotein subclass particle analysis offers a more accurate means of assessing and a more effective means of managing a patient's risk of cardiovascular disease than traditional cholesterol tests.

      Lipoprotein particles span a wide range of sizes and densities and are grouped into three major classes:


      . VLDL, or very low density lipoproteins, which comprise the largest particles;

      . LDL, or low density lipoproteins, which are of intermediate size; and

      . HDL, or high density lipoproteins, which are the smallest particles.

Within each class of lipoprotein are different size subclasses that vary in their relative concentration from person to person. Some people, for example, have LDL particles composed predominantly of smaller subclasses while others have LDL particles that are mostly large. Cholesterol and triglycerides are present in all lipoprotein particles. LDL particles and HDL particles carry mainly cholesterol, while VLDL particles carry mainly triglycerides.

      Current medical understanding is that LDL particles, rather than the LDL cholesterol carried in those particles, are bad, and HDL particles, rather than the HDL cholesterol carried in those particles, are good. When there is a high concentration of LDL particles in the bloodstream, an increased number of LDL particles is likely to penetrate the artery wall. If LDL particles penetrate the artery wall, they can become oxidized, be taken up by macrophages, which are a type of immune cell, and be transformed into deposits of fatty plaque that produce atherosclerosis. See Figure 1. At high overall LDL particle concentration levels, small LDL particles confer a higher degree of cardiovascular risk than large LDL particles because small LDL particles more easily penetrate the artery wall, are retained for a longer time and are oxidized more readily. HDL particles, on the other hand, are thought to be protective because at high concentrations they can remove cholesterol and other lipids from plaque, inhibit the oxidation of LDL particles in the artery wall and possibly exert other favorable effects. Most clinical studies that investigate this subject indicate that large HDL particles have stronger protective effects than small HDL particles.


                [GRAPHIC- LDL particles entering the artery wall]

-------------------------------------------------------------------------------

                                    FIGURE 1
                                    --------

      LDL particles entering the artery wall induce plaque formation

     [Depiction of large and small sized circular LDL particles penetrating the endothelial cell layer of an artery wall, with arrows showing the path of a penetrating particle as it undergoes retention in the artery wall, oxidation, macrophage uptake and plaque formation.]

     Small LDL particles penetrate the artery wall more readily than large LDL particles, are retained longer, and are more susceptible to oxidation, leading to enhanced macrophage uptake and plaque formation.

-------------------------------------------------------------------------------

      DL particles entering the artery wall induce plaque formation[Depiction of large and small sized circular LDL particles penetrating theendothelial cell layer of an artery wall, with arrows showing the path of apenetrating particle as it undergoes retention in the artery wall, oxidation,macrophage uptake and plaque formation.]Small LDL particles penetrate the artery wall more readily than large LDLparticles, are retained longer, and are more susceptible to oxidation, leadingto enhanced macrophage uptake and plaque formation.


      Because we believe that, prior to the introduction of our NMR technology, no easy and reliable method has been available to measure LDL particles and HDL particles directly, laboratories routinely measure levels of LDL cholesterol and HDL cholesterol, that is, the total amount of cholesterol carried in all of a person's LDL particles and HDL particles, as markers for the numbers of these LDL and HDL particles.

      We believe that traditional cholesterol tests do not assess the risk of cardiovascular disease with satisfactory diagnostic accuracy because the amounts of cholesterol in a person's LDL particles and HDL particles measured by these tests often do not reflect the concentration and size of lipoprotein particles. The measured amounts of cholesterol do not reflect accurate information about lipoprotein particles because the cholesterol contents of LDL particles and HDL particles vary widely from person to person due to variations in particle size or chemical composition. In particular, small LDL particles carry less cholesterol than larger particles. Therefore, in comparing two people with the same LDL cholesterol level, the person with mostly small LDL particles has a greater total number of LDL particles, and a higher cardiovascular disease risk, than the person who has larger LDL particles. See Figure 2. Without knowledge of the concentration and size of the LDL particles of these two people, a physician would wrongly conclude that the two people are at the same risk, while actually the person with mostly small LDL particles is at a higher risk of cardiovascular disease.

            [GRAPHIC - Comparison of LDL cholesterol level in 2 people.]

------------------------------------------------------------------------------

                                    FIGURE 2
                                    --------

      With the same LDL cholesterol level, a person with small LDL has more particles and a higher disease risk that someone with a large LDL.

[Depiction of large LDL particles balanced opposite small LDL particles on a scale.]

------------------------------------------------------------------------------




      Results of numerous clinical research trials conducted during the past 15 years have consistently shown that at a given LDL cholesterol level, people with predominantly small LDL particles, which is commonly referred to as pattern B, have approximately three times greater risk of heart attack than those with mainly large LDL particles, which is commonly referred to as pattern
A. In the Quebec Cardiovascular Study, over 2,000 men were studied for five years to determine the likelihood of developing new-onset cardiovascular disease in relation to, among other factors, LDL particle size and the number of LDL particles, as estimated by plasma levels of apolipoprotein B, or apo B, a protein carried on LDL particles. Results of the study indicated that among men with an increased number of LDL particles, those who had small LDL particles had a three times greater risk of disease than those with large LDL particles. Results of the study also indicated, however, that when the number of LDL particles was low, particle size played a diminished role in predicting the risk of developing cardiovascular disease. The authors concluded that both the number and size of LDL particles were necessary to identify the highest risk group.

      Results of several other clinical trials presented or published recently, which are summarized below, support the conclusion that information concerning the number and size of lipoprotein subclass particles has greater value in assessing and managing cardiovascular disease risk than the traditional cholesterol risk factors.



           NAME OF TRIAL               PRESENTATION OR PUBLICATION OF RESULTS           RELEVANT FINDINGS
           -------------               --------------------------------------           -----------------

  Johns Hopkins Sibling Study -        Presented at 51/st/ Scientific Session The number of LDL particles
  Post W et al. LDL PARTICLE           of American College of                 measured by NMR spectroscopy
  CONCENTRATION AND INSULIN LEVEL      Cardiology, Atlanta, Georgia,          was a stronger predictor of carotid
  PREDICT CAROTID ATHEROSCLEROSIS IN   March 2002                             atherosclerosis than LDL
  HIGH RISK PATIENTS                                                          cholesterol or apo B in African-
                                                                              American siblings of patients with
                                                                              premature cardiovascular disease.

  Cardiovascular Health Study -        Presented at Scientific Session of     The number of LDL particles
  KULLER ET AL. RELATIONSHIP BETWEEN   American Heart Association,            measured by NMR was a stronger
  LDL SIZE, NUMBER OF PARTICLES AND    Anaheim, California, November          predictor of development of
  RISK OF CORONARY HEART DISEASE IN    2001                                   cardiovascular disease in older
  THE CARDIOVASCULAR HEALTH STUDY                                             women than LDL cholesterol. The
                                                                              association was independent of
                                                                              other lipid and non-lipid risk
                                                                              factors.

  Insulin Resistance Atherosclerosis   Presented at Scientific Session of     Insulin resistance, which is a strong
  Study - GOFF ET AL. INSULIN          American Heart Association,            predictor of cardiovascular disease,
  RESISTANCE AND ADIPOSITY INFLUENCE   Anaheim, California, November          was associated with the number and
  LOW DENSITY LIPOPROTEIN SIZE,        2001                                   size of LDL particles measured by
  PARTICLE CONCENTRATION AND                                                  NMR, but not LDL cholesterol
  SUBCLASS CONCENTRATION BUT NOT                                              levels.
  LOW DENSITY LIPOPROTEIN
  CHOLESTEROL CONCENTRATION, IRAS


  Pravastatin Limitation of           Presented at 49/th/ Scientific Session The number of LDL particles
  Atherosclerosis in the Coronaries   of American College of                 measured by NMR spectroscopy
  trial - ROSENSON RS ET AL.          Cardiology, Anaheim, California,       was the best single predictor of the
  RELATIONS OF LIPOPROTEIN SUBCLASS   March 2000                             rate of cardiovascular disease
  LEVELS AND LDL SIZE TO REDUCTION                                           progression. LDL and HDL particle
  IN CORONARY ATHEROSCLEROSIS                                                size were also important predictors
                                                                             of disease progression.

  Healthy Women Study - MACKEY        Presented at the American Heart        The number of LDL particles
  RH ET AL. DOES HORMONE              Association Council on                 measured by NMR spectroscopy
  REPLACEMENT THERAPY AFFECT          Epidemiology & Prevention              was the strongest lipid or
  ASSOCIATIONS BETWEEN CAROTID        Meeting, San Diego, California,        lipoprotein predictor of carotid
  ATHEROSCLEROSIS AND LIPOPROTEIN     March 2000                             atherosclerosis, independent of
  SUBCLASSES?                                                                standard lipid levels.

  Healthy Women Study - MACKEY        Presented at the 5/th/ International   Coronary calcification was more
  RH ET AL. LIPOPROTEIN SUBCLASSES,   Conference on Preventive               strongly associated with the number
  CORONARY CALCIFICATION, AND         Cardiology, Japan, May 2001            and size of LDL particles as
  HORMONE REPLACEMENT THERAPY                                                assessed by NMR spectroscopy than
                                                                             with total LDL cholesterol level, for
                                                                             both hormone replacement therapy
                                                                             users and non-users.

  Air Force/Texas Coronary             CIRCULATION 2000; 101: 477-484 The number of LDL particles as
  Atherosclerosis Prevention Study -                                  estimated by plasma apo B level
  GOTTO AM ET AL. RELATIONSHIP                                        was the single most consistent and
  BETWEEN BASELINE AND ON-                                            significant predictor of first acute
  TREATMENT LIPID PARAMETERS AND                                      coronary events. The trial also
  FIRST ACUTE MAJOR CORONARY EVENTS...                                concluded that total LDL
                                                                      cholesterol levels failed to predict
                                                                      risk of cardiovascular disease.

           NAME OF TRIAL              PRESENTATION OR PUBLICATION OF RESULTS           RELEVANT FINDINGS
           -------------              --------------------------------------           -----------------

  Netherlands Secondary Prevention      ARTERIOSCLEROSIS, THROMBOSIS, &      In patients with cardiovascular
  Study - ROETERS VAN LENNEP JE ET      VASCULAR BIOLOGY 2001; 20:2408-13    disease who received effective statin
  AL. APOLIPOPROTEIN CONCENTRATIONS                                          therapy, the number of LDL
  DURING TREATMENT AND RECURRENT                                             particles as estimated by plasma apo
  CORONARY DISEASE EVENTS                                                    B level was a significant predictor
                                                                             of future cardiovascular events,
                                                                             while LDL cholesterol level was
                                                                             not.

  AMORIS Study - WALDIUS G ET           LANCET 2001; 358:2026-33             The risk of fatal heart attack was
  AL. HIGH APOLIPOPROTEIN B, LOW                                             predicted more strongly by LDL
  APOLIPOPROTEIN A-1, AND                                                    particle number, as assessed by
  IMPROVEMENT IN THE PREDICTION OF                                           plasma apo B level, than LDL
  FATAL MYOCARDIAL INFARCTION: A                                             cholesterol in both men and women.
  PROSPECTIVE STUDY


As a result of these clinical studies, we believe that analysis of the number and size of lipoprotein subclass particles has gained acceptance in the medical community as a more effective diagnostic tool for assessing and managing cardiovascular disease risk than traditional lipid panel analysis.

THE NMR LIPOPROFILE SOLUTION

      Until recently, physicians and their patients generally have been unable to derive clinical benefit from the research results showing the diagnostic value of lipoprotein particle concentration and size information because of the absence of rapid and efficient lipoprotein particle measurement methods. The key deficiency of the traditional methods of lipoprotein subclass analysis is that they require the physical separation of the particles. Physical separation of the lipoprotein particles is both time consuming and inefficient.

      Our NMR LIPOPROFILE test uses NMR spectroscopy to provide rapid, simultaneous and direct measurement of LDL, HDL and VLDL particle subclass levels and LDL particle concentration and size without requiring physical separation of the particles. The test is highly automated and scalable. It uses the distinctive NMR signals broadcast by lipoprotein particles of different size. From this information we derive four lipoprotein risk factors that we are seeking to establish as the standard of care for assessing and managing the risk of cardiovascular disease. Using our NMR spectroscopy technology, we are able to give clinicians routine access to detailed lipoprotein profiles on which to base more effective individualized treatment decisions than the traditional lipid panel test.

      The basis for NMR spectroscopic analysis of lipoprotein subclass particles is that each particle in plasma within a given diameter range emits a distinctive NMR signal. See Figure 3. The size of the NMR signal is proportional to the concentration of the subclass particles emitting the signal. In effect, the different lipoprotein particles in a blood plasma sample announce their presence spectroscopically, just as bells of different sizes make their presence known by their distinctive ringing sounds. By collecting the composite "sound" signals emitted by all of the lipoproteins in a plasma sample and applying our proprietary signal processing software to unscramble the signals emitted by each of the individual subclasses, our NMR LIPOPROFILE test is able to identify and quantify 15 different subclasses of VLDL, LDL and HDL rapidly and simultaneously. We use these data to determine VLDL, LDL and HDL particle levels and, in particular, the key clinical parameters of LDL particle concentration and size.


     [GRAPHIC - Each lipoprotein subclass broadcasts a unique NMR "sound"]

-------------------------------------------------------------------------------

                                    FIGURE 3

      Each lipoprotein subclass broadcasts a unique NMR "sound"

[Depiction of VLDL subclasses, LDL subclasses and HDL subclasses as large, medium and small sized bells, respectively, with arrows pointing downward from each subclass to the following statement:]

Simultaneous "ringing" of the plasma lipoproteins produces a recorded signal

[Depiction of a line graph showing a "Recorded plasma signal," with additional smaller line graphs directly below showing "VLDL," "LDL" and "HDL", all appearing to right of the following statement:]

Sizes of contributing subclass signals, derived by computer analysis, give the subclass concentrations

-------------------------------------------------------------------------------



      NMR LIPOPROFILE TESTING PROCESS. Like a traditional lipid panel test, our NMR LIPOPROFILE test begins with a simple blood sample taken in a physician's office or in a commercial testing laboratory facility at the direction of a physician. The plasma is then separated from the blood sample and sent to our laboratory in Raleigh, North Carolina by air express delivery. We currently perform all analyses at this facility. We use commercial NMR spectrometers to analyze the plasma. A robotic device delivers the plasma to the analyzer. We use our proprietary software to extract the relevant portion of the data generated by each NMR spectroscopic analysis and compute lipoprotein subclass levels. We present the test results in an NMR LIPOPROFILE report. Our practice is to deliver this report to the requesting physician within 72 hours of receipt of the plasma sample.

      NMR LIPOPROFILE REPORT. We report NMR LIPOPROFILE test results to physicians in a four-section format that is easy to use and understand. A sample report is shown in Figure 4. The four sections of the report are:

      . the lipoprotein panel;

      . the risk assessment panel;

      . the subclass levels; and

      . the NMR-derived lipid values.

                          [GRAPHIC - NMR LipoProfile]

--------------------------------------------------------------------------------

                                    FIGURE 4
                                    --------

           [Depiction of a sample two-page NMR LipoProfile(R) report.]

--------------------------------------------------------------------------------

The sections of the report contain the following information generated by our NMR LIPOPROFILE test:

   . LIPOPROTEIN PANEL section. This section reports four lipoprotein risk factors that we consider to be diagnostically superior to those in the traditional lipid panel test. These include LDL particle concentration and size, which are key determinants of cardiovascular disease risk, plus levels of the large HDL and large VLDL subclasses.

   . RISK ASSESSMENT PANEL section. This section summarizes in simple terms the NMR LIPOPROFILE parameters that are central to diagnosing a patient's risk of cardiovascular disease. A check mark is placed in one or both of the boxes on the left hand side to indicate:

      . an elevated number of LDL particles, defined as a value above the 50/th percentile in the Framingham Offspring Study reference population; or /

      . the presence of two or more specific lipoprotein traits indicating the existence of a metabolic syndrome that confers enhanced cardiovascular disease risk at any given LDL level. These traits are small LDL particle size, a low level of the protective large HDL particle subclass and a high level of large VLDL particles.

   . SUBCLASS LEVELS section. This section shows in bar chart format the levels of individual large, intermediate and small subclasses of VLDL, LDL, and HDL. Also given are levels of IDL, or intermediate density lipoprotein, which are particles intermediate in size between VLDL and LDL that are by convention considered as a subset of LDL. The height of each bar indicates the patient's level of each subclass relative to other members of the population, using NMR data from subjects in the Framingham Offspring Study as the reference population. The plus and minus signs at the bottom of the chart summarize current medical understanding of the relationship between lipoprotein subclass levels and cardiovascular disease risk. Plus signs indicate a positive disease association, meaning higher levels correspond to higher risk, with larger size plus signs signifying particularly high-risk subclasses. The minus sign indicates that higher levels correspond to lower disease risk.

   . NMR-DERIVED LIPID VALUES section. This section gives physicians the traditional lipid panel risk factors with which they are already familiar, derived by NMR spectroscopic measurement of the plasma lipoproteins. Highlighted boxes to the right of the lipid values indicate which cardiovascular disease risk categories apply to the patient according to the NCEP's clinical practice guidelines.

      CASE STUDIES OF CLINICAL UTILIZATION OF THE NMR LIPOPROFILE TEST. The following actual case studies illustrate how our NMR LIPOPROFILE test is used by doctors to assess and manage their patients' risks of cardiovascular disease.

      CASE STUDY NUMBER 1 - RISK ASSESSMENT.   This case study illustrates how
our NMR LIPOPROFILE test can be used in clinical practice to differentiate the cardiovascular disease risks of two patients, patient 1 and patient 2. As shown in Figure 5, the cholesterol and triglyceride levels in the NMR-DERIVED LIPID VALUES section of the NMR LIPOPROFILE reports were very similar for the two patients, who were judged conventionally on the basis of this information to have the same risk for cardiovascular disease. Based on the guidelines published by the NCEP, for both of these patients:

      . the LDL cholesterol levels were borderline high;

      . the HDL cholesterol levels were intermediate, indicating neither a positive nor a negative risk factor; and

      . the triglyceride levels were normal.

[GRAPHIC - Comparison of cholesterol and triglyceride levels in the NMR in patient 1 and patient 2.]



----------------------------------------------------------------------------------------------------------------------------------

                                                       FIGURE 5
                                                       --------


                                                       Patient 1

NMR-DERIVED LIPID VALUES                               Current NCEP Risk Categories
                       mg/dL                Desirable                          Borderline-High               High
                       -----                ---------                          ---------------               ----

Total Cholesterol        211                less than 200         200-239      240 or greater

                                                     Near or above
                       mg/dL           Optimal*         optimal                Borderline-High         High          Very high
                       -----           --------         -------                ---------------         ----          ---------
LDL Cholesterol          146           under 100        100-129                    130-159            160-190         over 190
                                   *Goal for patients with CHD or CHD risk equivalents

                       mg/dL             Negative Risk Factor                  Intermediate          Positive Risk Factor
                       -----             --------------------                  ------------          --------------------
HDL Cholesterol           41                 60 or greater                        59-40                less than 40

                       mg/dL           Normal           Borderline-High          High              Very High
                       -----           ------           ---------------          ----              ---------
Triglycerides            139        less than 150          150-199              200-500            over 500

                                                      Patient 2

NMR-DERIVED LIPID VALUES                               Current NCEP Risk Categories
                       mg/dL                Desirable                          Borderline-High           High
                       -----                ---------                          ---------------           ----
Total Cholesterol        217              less than 200                            200-239          240 or greater

                                                    Near or above
                       mg/dL          Optimal*         optimal                 Borderline-High          High          Very high
                       -----          --------         -------                 ---------------          ----          ---------
LDL Cholesterol          148          under 100        100-129                     130-159             160-190         over 190
                                   *Goal for patients with CHD or CHD risk equivalents

                       mg/dL             Negative Risk Factor                  Intermediate            Positive Risk Factor
                       -----             --------------------                  ------------            --------------------
HDL Cholesterol           43                 60 or greater                         59-40                 less than 40

                       mg/dL       Normal           Borderline-High             High        Very High
                       -----       ------           ---------------             ----        ---------
Triglycerides            143    less than 150          150-199                 200-500      over 500

----------------------------------------------------------------------------------------------------------------------------------



      The lipoprotein information provided by our NMR LIPOPROFILE test, shown in Figure 6, gave a clear indication that the cardiovascular disease risks of the two patients were actually quite different. More specifically, the LIPOPROTEIN PANEL and SUBCLASS LEVELS sections showed that:

      . patient 2 had a much higher LDL particle concentration than patient 1, 1848 versus 1390 nmol/L, despite having virtually the same LDL cholesterol level;

      . patient 2 had LDL particles that were smaller and, therefore, conferred a higher degree of cardiovascular disease risk than the larger LDL particles of patient 1; and

      . patient 2 had a lower level of the more protective large HDL subclass than did patient 1.

The higher risk status of patient 2 is highlighted for both the physician and patient in the risk assessment panel section of our report by the multiple check marks. The risk assessment provided by the NMR LipoProfile report would suggest to a physician that LDL particle-lowering drug therapy, such as with a statin, might be appropriate for patient 2 but not for patient 1. In contrast, a diagnosis based solely on traditional lipid panel test results would suggest incorrectly to a physician that both patients are at a comparable, relatively low risk for developing cardiovascular disease.

              [GRAPHIC - NMR LipoProfile test]

--------------------------------------------------------------------------------------------------------------------

                                              FIGURE 6
                                              --------

                                              Patient 1

LIPOPROTEIN PANEL                   Coronary Heart Disease (CHD) Risk Categories
                                                    Near or above

                                             Near or above
                     nmol/L     Optimal*       optimal       Borderline-High    High        Very High
                     ------     --------       -------       ---------------    -----       ---------
     LDL Particle     1390     under 1100     1100-1399         1400-1799     1800-2100     over 2100
     Number                    *Goal for patients with CHD or CHD risk equivalents

                       nm               Pattern A (large LDL)              Pattern B (small LDL)
                       --               ---------------------              ---------------------
     LDL Size         21.5                    22.0-20.6                           20.5-19.0
                                              Lower-Risk                         Higher-Risk

                      mg/dL        Negative Risk Factor     Intermediate     Positive Risk Factor
                      -----        --------------------     ------------     --------------------
     Large HDL         20             greater than 30           30-11            less than 11
     (cholesterol)

                      mg/dL             Lower-Risk          Intermediate           Higher-Risk
                      -----             ----------          ------------           -----------
     Large VLDL        18               less than 7             7-27              greater than 27
     (triglyceride)

SUBCLASS LEVELS

     VLDL Subclasses                  LDL Subclasses                        HDL Subclasses
   (mg/dL Triglyceride)             (mg/dL Cholesterol)                   (mg/dL Cholesterol)

   ----------------------------------------------(126)------------------------------------------------------
   |                    (39)     |                 *                         |                             |
   |                      *      |                                           |                             |
   |                             |                                           |                             |
   |                             |                                           |                             |
75%---------------------------------------------------------------------------------------------------------75%
   |  (18)                       |                                           |                             |
   |    *      (38)              |                                           |                             |
   |             *               |                                           |    (20)                     |
   |                             |                                           |      *                  (16)|50%
50%------------------------------------------------------------------------------------------------------*--
   |                             |                                           |                             |
   |                             |                                           |                             |
   |                             |                                  (9)      |                             |
   |                             |                                   *       |                             |
25%-------------------------------------(0)--------------(11)--------------------------------(5)------------25%
   |                             |       *                 *                 |                *            |
   |                             |                                           |                             |
   |                             |                                           |                             |
   |                             |                                           |                             |
   ---------------------------------------------------------------------------------------------------------
     Large   Intermed.   Small                 Large   Intermed.    Small       Large   Intermed.   Small
     VLDL      VLDL      VLDL         IDL       LDL       LDL        LDL         HDL       HDL       HDL
    (V5+V6)  (V3+V4)    (V1+V2)                 (L3)      (L2)       (L1)      (H4+H5)     (H3)    (H1+H2)
       +        +          +           +         +         +          +           -        -/+        +



RISK ASSESSMENT PANEL

    Elevated          greater than 1400 nmol/L
    LDL Particle               _____                                     Lipoprotein Traits of the Metabolic Syndrome*
    Number                                                      Small LDL                     Reduced                Elevated
                                                                Pattern B                    Large HDL              Large VLDL
                                                        (less than/equal to 20.5 nm)    (less than 11 mg/dL)   (greater than 27
mg/dL)
   Lipoprotein Traits  greater than/equal to 2 traits
   of the Metabolic            _____                              _____                         _____                 ______
   Syndrome*

*Other identifiers of the metabolic syndrome include abdominal obesity, elevated blood pressure, and fasting glucose > = to 110 mg/dL.

                                FIGURE 6 (con't)
                                ----------------

                                    Patient 2

LIPOPROTEIN PANEL                   Coronary Heart Disease (CHD) Risk Categories

                                             Near or above
                     nmol/L     Optimal*       optimal        Borderline-High    High        Very High
                     ------     --------       -------        ---------------    -----       ---------
     LDL Particle     1848     under 1100     1100-1399          1400-1799     1800-2100     over 2100
     Number                     *Goal for patients with CHD or CHD risk equivalents

                       nm               Pattern A (large LDL)              Pattern B (small LDL)
                       --               ---------------------              ---------------------
     LDL Size         19.6                    22.0-20.6                           20.5-19.0
                                              Lower-Risk                         Higher-Risk

                      mg/dL        Negative Risk Factor     Intermediate     Positive Risk Factor
                      -----        --------------------     ------------     --------------------
     Large HDL         10             greater than 30           30-11            less than 11
     (cholesterol)

                      mg/dL             Lower-Risk          Intermediate           Higher-Risk
                      -----             ----------          ------------           -----------
     Large VLDL        18               less than 7             7-27              greater than 27
     (triglyceride)

SUBCLASS LEVELS

     VLDL Subclasses                  LDL Subclasses                        HDL Subclasses
   (mg/dL Triglyceride)             (mg/dL Cholesterol)                   (mg/dL Cholesterol)

   ----------------------------------------------------------------(98)-------------------------------------
   |             (74)            |                                   *       |                         (23)|
   |               *             |      (11)                                 |                           * |
   |                             |        *                                  |                             |
   |                             |                                           |                             |
75%---------------------------------------------------------------------------------------------------------75%
   |  (18)                       |                                           |                             |
   |    *                        |                                           |                             |
   |                             |                                           |                 (10)        |
   |                             |                                           |                   *         |
50%---------------------------------------------------------------------------------------------------------50%
   |                             |                                           |                             |
   |                             |                                           |                             |
   |                             |                                           |      (10)                   |
   |                             |                        (14)               |        *                    |
25%---------------------------------------------------------*-----------------------------------------------25%
   |                             |            (25)                           |                             |
   |                             |              *                            |                             |
   |                    (0)      |                                           |                             |
   |                     *       |                                           |                             |
   ---------------------------------------------------------------------------------------------------------
     Large   Intermed.   Small                 Large   Intermed.    Small       Large   Intermed.   Small
     VLDL      VLDL      VLDL         IDL       LDL       LDL        LDL         HDL       HDL       HDL
    (V5+V6)  (V3+V4)    (V1+V2)                 (L3)      (L2)       (L1)      (H4+H5)     (H3)    (H1+H2)
       +        +          +           +         +         +          +           -        -/+        +



RISK ASSESSMENT PANEL


    Elevated          greater than 1400 nmol/L
    LDL Particle               _____                                     Lipoprotein Traits of the Metabolic Syndrome*
    Number                                                      Small LDL                     Reduced                Elevated
                                                                Pattern B                    Large HDL              Large VLDL
                                                        (less than/equal to 20.5 nm)    (less than 11 mg/dL)   (greater than 27
mg/dL)
   Lipoprotein Traits  greater than/equal to 2 traits
   of the Metabolic            _____                              _____                         _____                 ______
   Syndrome*

--------------------------------------------------------------------------------------------------------------------


*Other identifiers of the metabolic syndrome include abdominal obesity, elevated blood pressure, and fasting glucose > = to 110 mg/dL.

      CASE STUDY NUMBER 2 - TREATMENT MONITORING. Our NMR LIPOPROFILE test also can play a key role in helping the physician determine which risk reduction treatment strategy to use and how well the patient is responding to treatment. In this case study, a 42-year-old man sought the help of a cardiologist to determine the cause of a significant family history of cardiovascular disease, consisting of a father who died of a heart attack at age 50 and a brother who had recently experienced a non-fatal heart attack at age 45. Although the man described his lifestyle as sedentary, he was not overweight, had normal blood pressure, was not diabetic and did not use tobacco products. Traditional lipid panel screening gave the following values:

      . Total cholesterol = 146 mg/dL, which is classified as desirable by the NCEP;

      . Triglycerides = 142 mg/dL, which is classified as normal;

      . LDL cholesterol = 94 mg/dL, which is classified as optimal; and

      . HDL cholesterol = 24 mg/dL, which is classified as low and, therefore, a cardiovascular disease risk factor.

Despite having two major risk factors, namely low HDL cholesterol and a family history of premature cardiovascular disease, the patient's projected ten-year risk was very low using the Framingham scoring system that is part of the current NCEP approach to risk assessment. The clinical practice guidelines therefore recommended neither lifestyle changes nor drug therapy to address what is viewed as only moderate risk stemming from low HDL cholesterol in conjunction with low levels of triglyceride and LDL cholesterol, a so-called "isolated low HDL" condition.

      To learn whether the patient had underlying lipoprotein abnormalities not apparent from the lipid panel test results, the cardiologist ordered an NMR LIPOPROFILE test. Partial results of the test are shown in the top section of Figure 7. The most important findings were that:

      . the number of LDL particles, 1809 nmol/L, was highly elevated, signifying much greater risk than indicated by the low level of LDL cholesterol measured in the lipid panel test;

      . LDL particle size was small, indicating a higher-risk condition than if the LDL particles had been larger; and

      . the level of the protective large HDL subclass was very low.

The overall diagnostic impression given by the NMR LIPOPROFILE test results, summarized by the multiple check marks in the RISK ASSESSMENT PANEL shown in the top section of Figure 7, was of high risk stemming largely from a serious LDL particle problem that was not recognizable by measuring LDL cholesterol.

                                    FIGURE 7

                                 Before Treatment

LIPOPROTEIN PANEL                Coronary Heart Disease (CHD) Risk Categories

                                                         Near or above
                              nmol/L        Optimal*        optimal         Borderline-High      High          Very High
                              ------        --------        -------         ---------------      -----         ---------

    LDL Particle               1809        under 1100       1100-1399         1400-1799        1800-2100        over 2100
    Number                                 *Goal for patients with CHD or CHD risk equivalents

                               nm                  Pattern A (large LDL)              Pattern B (small LDL)
                               --                  ---------------------              ---------------------

    LDL Size                   19.2                   22.0-20.6                              20.5-19.0
                                                      Lower-Risk                            Higher-Risk

                               mg/dL        Negative Risk Factor       Intermediate     Positive Risk Factor
                               -----        --------------------       ------------     --------------------
    Large HDL                    3            greater than 30             30-11             less than 11
    (cholesterol)

                               mg/dL               Lower-Risk          Intermediate           Higher-Risk
                               -----               ----------          ------------           -----------
    Large VLDL                  12                 less than 7             7-27             greater than 27
    (triglyceride)

RISK ASSESSMENT PANEL

   Elevated                greater than 1400 nmol/L
   LDL Particle                    __X__                                 Lipoprotein Traits of the Metabolic Syndrome*
   Number                                                         Small LDL                  Reduced                Elevated
                                                                  Pattern B                 Large HDL              Large VLDL
                                                          (less than/equal to 20.5 nm)  (less than 11 mg/dL)  (greater than 27
mg/dL)
   Lipoprotein Traits  greater than/equal to 2 traits
   of the Metabolic                __X__                            __X__                     __X__                   ______
   Syndrome*

    *Other identifiers of the metabolic syndrome include abdominal obesity, elevated blood pressure, and fasting glucose greater than/equal 110 mg/dL.


                                               After Diet/Exercise + Statin

LIPOPROTEIN PANEL                Coronary Heart Disease (CHD) Risk Categories

                                                      Near or above
                           nmol/L        Optimal*        optimal     Borderline-High      High          Very High
                           ------        --------        -------     ---------------      -----         ---------
  LDL Particle              1137        under 1100      1100-1399      1400-1799        1800-2100       over 2100
  Number                                *Goal for patients with CHD or CHD risk equivalents

                             nm                  Pattern A (large LDL)              Pattern B (small LDL)
                             --                  ---------------------              ---------------------
  LDL Size                  19.9                       22.0-20.6                           20.5-19.0
                                                         Lower-Risk                          Higher-Risk

                            mg/dL        Negative Risk Factor       Intermediate     Positive Risk Factor
                            -----        --------------------       ------------     --------------------
  Large HDL                  5              greater than 30             30-11             less than 11
  (cholesterol)

                             mg/dL               Lower-Risk          Intermediate           Higher-Risk
                             -----               ----------          ------------           -----------
  Large VLDL                  3                 less than 7              7-27               greater than 27
  (triglyceride)

RISK ASSESSMENT PANEL

   Elevated                greater than 1400 nmol/L
   LDL Particle                    __X__                                 Lipoprotein Traits of the Metabolic Syndrome*
   Number                                                         Small LDL                  Reduced                Elevated
                                                                  Pattern B                 Large HDL              Large VLDL
                                                          (less than/equal to 20.5 nm)  (less than 11 mg/dL)  (greater than 27
mg/dL)
   Lipoprotein Traits  greater than/equal to 2 traits
   of the Metabolic                __X__                            __X__                     __X__                   ______
   Syndrome*

    *Other identifiers of the metabolic syndrome include abdominal obesity, elevated blood pressure, and fasting glucose greater than/equal 110 mg/dL.


                   After Diet/Exercise + Statin + Niacin

LIPOPROTEIN PANEL
                   Coronary Heart Disease (CHD) Risk Categories

                                                Near or above
                     nmol/L        Optimal*        optimal        Borderline-High      High          Very High
                     ------        --------        -------        ---------------      -----         ---------
  LDL Particle           905         under 1100      1100-1399      1400-1799       1800-2100        over 2100
  Number                             *Goal for patients with CHD or CHD risk equivalents

                          nm                  Pattern A (large LDL)              Pattern B (small LDL)
                          --                  ---------------------              ---------------------
  LDL Size               20.6                       22.0-20.6                           20.5-19.0
                                                    Lower-Risk                          Higher-Risk

                        mg/dL        Negative Risk Factor       Intermediate     Positive Risk Factor
                        -----        --------------------       ------------     --------------------
  Large HDL               12           greater than 30             30-11             less than 11
  (cholesterol)

                        mg/dL               Lower-Risk          Intermediate           Higher-Risk
                        -----               ----------          ------------           -----------
  Large VLDL              4                 less than 7             7-27              greater than 27
  (triglyceride)

RISK ASSESSMENT PANEL

   Elevated                greater than 1400 nmol/L
   LDL Particle                    __X__                                 Lipoprotein Traits of the Metabolic Syndrome*
   Number                                                         Small LDL                  Reduced                Elevated
                                                                  Pattern B                 Large HDL              Large VLDL
                                                          (less than/equal to 20.5 nm)  (less than 11 mg/dL)  (greater than 27
mg/dL)
   Lipoprotein Traits  greater than/equal to 2 traits
   of the Metabolic                __X__                            __X__                     __X__                   ______
   Syndrome*

    *Other identifiers of the metabolic syndrome include abdominal obesity, elevated blood pressure, and fasting glucose greater than/equal 110 mg/dL.

      To address the excess cardiovascular disease risk of which both the cardiologist and patient were now convinced as a result of the NMR LIPOPROFILE test results, a diet and exercise regimen accompanied by statin drug therapy was instituted. As shown in the center section of Figure 7, significant reduction in the number of LDL particles, from 1809 to 1137 nmol/L, was achieved after only three months of treatment. However, LDL particle size remained small and there was only a very modest increase in the level of the protective large HDL subclass. For these reasons, the cardiologist chose to prescribe lipid-altering niacin drug therapy in combination with the statin. As shown in the bottom section of Figure 7, this treatment regimen led to a significant further decrease in LDL particle number to 905 nmol/L, which is considered to be in the optimal range. Perhaps equally as significant, LDL particle size increased to 20.6 nm, or pattern A, and there was a marked increase in the level of the large HDL subclass.

      As summarized in the RISK ASSESSMENT PANEL on the bottom right side of Figure 7, the treatment succeeded in eliminating all of the check marks that had motivated the patient originally to change his lifestyle and undergo life-long drug therapy.

      COMPLEMENTARY TESTS. In order to provide clinicians with a more comprehensive set of diagnostic tools, we offer, along with our NMR LIPOPROFILE test, complementary advanced diagnostic tests typically requested for patients who have been diagnosed with, or are at risk for, cardiovascular disease. These complementary tests measure the following:

      . homocysteine, an amino acid released into the blood that is correlated with artery damage;

      . lipoprotein(a), or Lp(a), a type of LDL cholesterol that is associated with risk for cardiovascular disease; and

      . high-sensitivity C-reactive protein, a protein produced by the liver in response to inflammation in the body.

We also offer the liver function tests that are recommended for patients who are undergoing statin drug therapy. By providing physicians who use our NMR LIPOPROFILE test the opportunity to order these complementary blood tests, we alleviate the physician's need to obtain multiple blood samples from the patient or to look to other laboratories for these tests. Performing these complementary tests also provides us with an additional source of revenue.

STRATEGY


      Our goals are to establish our NMR LIPOPROFILE test as the standard of care for assessing and managing cardiovascular disease risk and to develop other clinical diagnostic applications using our NMR spectroscopic analysis technology. The key elements of our strategy to achieve these goals are as follows:


      PROMOTE MARKET ACCEPTANCE OF OUR NMR LIPOPROFILE TEST. We publish articles, conduct programs and make presentations at medical conferences to educate a targeted audience of physicians, healthcare thought leaders and other healthcare professionals about our NMR LIPOPROFILE test and the importance of lipoprotein subclass particle analysis as a diagnostic tool for assessing and managing cardiovascular disease risk. As part of our promotional efforts, we plan to:

      . Expand our direct sales force to cover the entire United States. We believe that a direct sales force is the most effective tool to convince physicians and key influencers that our NMR LIPOPROFILE test is clinically superior to the traditional lipid panel test.

      . Continue to conduct research on the clinical importance of lipoproteins with academic investigators, pharmaceutical companies and government laboratories.

      . Continue to systematically make presentations at national and international medical meetings, publish articles and conduct programs to educate physicians and other healthcare professionals about the diagnostic superiority of our NMR LIPOPROFILE test.

      . Establish our industry presence and build loyalty for our NMR
        LIPOPROFILE brand by supplying all test results under the NMR LIPOPROFILE name, regardless of whether clients order the test directly from us or from a third party.

      MAXIMIZE REIMBURSEMENT RATE FOR OUR PRODUCTS. Our NMR LIPOPROFILE test and the complementary tests that we offer are covered by CPT codes. We currently obtain reimbursement from commercial insurance carriers, including managed care organizations, and governmental programs, primarily Medicare. We have begun to assemble information necessary to seek an increase in our reimbursement rate. We are using clinical data, including data from clinical correlation studies in which we are participating, to promote the benefits of our NMR LIPOPROFILE test to a broad range of third-party payors. We believe that these efforts will demonstrate to payors the benefits of our NMR LIPOPROFILE test, thereby enhancing our ability to maximize the reimbursement rate for this test.

      ENHANCE OUR EFFICIENCY. We are implementing several measures to enhance our test processing and overall operating efficiency, including:


      . Working with Bruker BioSpin and Varian to enhance the efficiency of the NMR analyzers that we currently use and collaborating with Bruker BioSpin to develop a next-generation turnkey NMR analyzer. We expect that the turnkey analyzer will enable us to significantly enhance our test processing efficiency by allowing us to analyze plasma samples at two to three times the sampling rate of the NMR analyzers that we currently use. We also expect the turnkey analyzer to be much simpler to operate than existing NMR analyzers.


      . Purchasing a new laboratory information system, which will allow us to further automate ordering of tests by our customers and reporting of test results to our customers.

      . Consolidating our operations into a new approximately 83,000 square foot facility in which all of our Raleigh-based employees will be located. We believe consolidation of our operations will enhance our operating efficiency because our new space will accommodate a greater number of NMR analyzers and facilitate communication among our different departments. We have also designed this space to permit a significant increase in the scale of our operations.

      DEVELOP OR ACQUIRE NEW PRODUCTS. We are seeking to develop new clinical diagnostic applications for our NMR spectroscopic analysis technology. Our principal initial research and development focus is a diagnostic test for insulin resistance that would provide early detection for individuals who may be at risk for type 2 diabetes. We have also entered into a letter of intent with the National Research Council of Canada's Institute for Biodiagnostics to collaborate on the development and commercialization of a non-invasive diagnostic test for colorectal cancer using NMR spectroscopy technology. We may continue to augment our existing technology through acquisition of additional complementary technologies and products.

      EXPAND INTERNATIONALLY THROUGH COLLABORATIONS. We plan to access international markets by licensing our NMR LIPOPROFILE technology for use with the turnkey NMR analyzer to experienced strategic collaborators with operations in attractive foreign markets.

OUR CLIENTS

      We market and sell our NMR LIPOPROFILE test to:

      . Patient care clients -- these clients are physicians and other healthcare professionals who use our NMR LIPOPROFILE test to assess and manage their patients' cardiovascular disease risks.

      . Clinical research clients -- these clients are academic investigators, pharmaceutical companies and government laboratories that are using our NMR LIPOPROFILE test in their clinical research studies.

      The following table sets forth for each of the years ended December 31, 1999, 2000 and 2001 our net revenues from patient care clients and clinical research clients as a percentage of total net revenues:

                          YEAR ENDED DECEMBER 31,
                          ----------------------
                          1999        2000  2001
-                         ----        ----  ----
Patient care clients.....  66%         84%   93%
Clinical research clients  34%         16%    7%

      PATIENT CARE CLIENTS. We began commercial introduction of our NMR LIPOPROFILE test for the individual patient population in January 1999 after we received a CPT code, became a Medicare provider, were included on the Medicare fee schedule and received CLIA certification. Our first marketing programs were directed primarily at community and hospital-based physicians and healthcare professionals in specific regions of the United States. As we expand our sales force, we expect to focus our marketing efforts on the approximately 39,000 primary care physicians, general internists, preventive cardiologists and endocrinologists who we estimate, based on IMS data, write the majority of the annual statin prescriptions in the United States.

      CLINICAL RESEARCH CLIENTS. We provide our NMR LIPOPROFILE testing to academic investigators, pharmaceutical companies and government laboratories in connection with their clinical research studies. From our inception through December 31, 2001, we had analyzed over 60,000 research samples from more than 200 clinical studies. The sponsors of these trials include agencies of the National Institutes of Health, such as the National Heart, Lung, and Blood Institute and the National Institute of Diabetes and Digestive and Kidney Diseases, and the CDC. In addition, our clinical research clients have included more than 20 pharmaceutical companies, including most of the companies that market statins. Pharmaceutical companies sponsor these clinical studies in an effort to develop new therapies in the areas of cardiovascular disease and diabetes and to differentiate their existing drugs, particularly lipid-lowering drugs, from competitive products.

      We commenced our commercial operations in 1997 by marketing to these clients because their researchers had become interested in lipoprotein subclass particle data as a result of the growing body of published medical literature demonstrating the clinical value of this information. These researchers requested our NMR LIPOPROFILE test because we could quickly and accurately analyze frozen archived plasma samples from ongoing or completed clinical trials, even if the samples were more than ten or 15 years old. With the data from our NMR LIPOPROFILE test, researchers could retrospectively assess lipoprotein subclass particle associations with cardiovascular disease, diabetes and other disease states. The data also allowed researchers to investigate the changes brought about by various drug therapies and lifestyle changes. We have recently begun to expand our research client base by participating in preclinical drug development studies of plasma from animal models of human disease.

      We realize multiple benefits when academic investigators, pharmaceutical companies and government laboratories use our NMR LIPOPROFILE test. These benefits include:

      . providing additional support for the clinical correlations between NMR-measured lipoprotein subclass information and cardiovascular disease;

      . educating leading members of the cardiovascular disease research community about our NMR spectroscopy technology; and

      . allowing flexibility in our production scheduling to achieve more even utilization of the NMR analyzers in our laboratory because the testing and data handling required for research clients is usually less time sensitive than the testing we undertake for patient care clients.

MARKETING AND SALES

MARKETING

      A key element of our business strategy is aggressively promoting market acceptance of our NMR LIPOPROFILE test and the NMR LIPOPROFILE brand. As part of this program, we are actively:

      . presenting and publishing, and assisting third-party investigators in presenting and publishing, articles in medical periodicals linking NMR LIPOPROFILE data to disease outcomes;

      . conducting educational programs for physicians, other healthcare professionals and researchers;

      . attending and sponsoring presentations at national and international medical meetings and industry trade shows; and

      . highlighting the NMR LIPOPROFILE brand in connection with delivery of our test results.

      We also plan to increase consumer awareness of the significance of lipoprotein subclass concentration and size analysis in assessing and managing risk of cardiovascular disease. The goal of this program will be to influence patients to specifically request our NMR LIPOPROFILE test from their physicians. As part of this program, we plan to seek support from advocacy groups that have the resources and public recognition to influence market acceptance of our technology and NMR LIPOPROFILE test.

SALES


      We have recruited, trained and deployed a direct domestic sales force comprised of 56 sales representatives as of March 31, 2002 to promote and sell our NMR LIPOPROFILE test and complementary tests to physicians. We plan to expand our direct sales organization to 90 sales representatives by the end of 2003, which will enable our sales force to cover the entire United States. We initially are focusing our direct selling efforts on physicians who are the highest prescribers of lipid-lowering drugs, including primary care physicians, general internists, preventive cardiologists, and endocrinologists. According to IMS, there are approximately 39,000 physicians in the United States who are the highest prescribers of lipid-lowering drugs. These physicians write an estimated 36 million prescriptions per year for lipid-lowering drugs.


      We believe that direct one-on-one contact between our sales representatives and physicians is the most effective method of educating physicians about the clinical superiority of our NMR LIPOPROFILE test as compared to traditional cholesterol testing to assess and manage a patient's risk of cardiovascular disease. Our sales representatives seek to demonstrate the patient benefits of our NMR LIPOPROFILE test by encouraging physicians to begin using our test for patients who have been diagnosed with cardiovascular disease and are undergoing treatment and monitoring for their disease as well as for other patients with a family history of cardiovascular disease. In our experience, after these physicians observe the diagnostic utility of our NMR LIPOPROFILE test for these types of patients, they often begin to use our NMR LIPOPROFILE test instead of traditional lipid panel tests to assess and monitor cardiovascular disease in all patients, including those who have not experienced a cardiac event.

      We initially deployed our sales representatives primarily in the Southeastern United States. We are currently expanding the presence of our sales force to the Midwest and Northeast. With this geographic expansion, we expect to be able to focus our sales efforts on many of the physicians who are the highest prescribers of lipid-lowering drugs. We seek to recruit sales representatives who have at least five years experience in the pharmaceutical industry, with two years of cardiovascular disease market experience and familiarity with the physician client base in their targeted geographic areas. Our field sales force is directed by a management team with significant experience in leading pharmaceutical sales organizations.

      During the year ended December 31, 2001, reimbursement from Medicare accounted for 10.7% of our net revenues.

SAMPLE COLLECTION AND HANDLING

      In our patient care business, we receive blood plasma samples for NMR LIPOPROFILE testing from:

      . physicians who draw blood samples at their own offices; and

      . patient service centers that draw blood samples at the request of physicians.


In each case, the plasma component is separated from the blood sample and is then sent to our laboratory in Raleigh, North Carolina where we perform all spectroscopic analysis and issue our test reports.


      In addition, we have begun working with a number of commercial diagnostic laboratories to expand the scope of our sample collection activities. Generally, we pay these laboratories a fee for drawing a blood sample from a patient, separating the plasma component and sending the plasma sample to our laboratory for NMR LIPOPROFILE testing. Under this type of arrangement, we bill the patient or third-party payor directly for the test. We have also entered into arrangements with several commercial diagnostic laboratories under which we sell our NMR LIPOPROFILE test directly to the laboratory. Under this type of arrangement, we bill the laboratory for the test, and the laboratory is responsible for seeking payment from the patient or third-party payor. Under both of these arrangements,

      . we conduct all NMR LIPOPROFILE testing at our laboratory in Raleigh; and

      . we present the results in our NMR LIPOPROFILE report to enhance our brand.


      We plan to establish similar arrangements with additional national and regional testing laboratories. In addition, when the turnkey analyzer becomes available, we may license our technology to third-party laboratories to use in connection with this new analyzer to gather NMR spectroscopic data. If an NMR analyzer combined with our NMR LIPOPROFILE technology is commercially distributed to third parties, we believe that FDA clearance will be required.


CLINICAL CORRELATION STUDIES

      We continue to seek opportunities to perform NMR LIPOPROFILE analyses of plasma samples taken from large-scale cardiovascular disease outcomes studies conducted by third-party investigators. By performing NMR LipoProfile analyses of these samples, we seek to increase our understanding of the predictive value of the various lipoprotein parameters measured by NMR and the diagnostic power of lipoprotein particle subclass analysis compared to traditional cholesterol and triglyceride analysis.


      We are analyzing samples from many of the landmark clinical studies in the cardiovascular disease field. This work resulted in a number of scientific publications in 2000 and 2001 and served as the basis for presentations in such years at national meetings of the American Heart Association, American College of Cardiology, American Diabetes Association and other important medical meetings. Some of these publications and presentations are referenced in the tables that appear at pages 45-46 and 60. We expect this work to result in additional publications and presentations in 2002. The clinical studies from which we are obtaining stored frozen plasma samples include:


                 NAME OF TRIAL                                         SCOPE OF TRIAL
                 -------------                                         --------------

  Framingham Offspring Study                       Long-term observational study of risk factors for
                                                   coronary heart disease

  Honolulu Heart Study                             Observational study of Japanese-Americans

  Bogalusa Heart Study                             Observational study of children and adolescents

  Cardiovascular Health Study                      Observational study of older Americans

  Women's Health Study                             Primary prevention trial of postmenopausal women

  Heart and Estrogen Replacement Study, HERS       Secondary prevention trial of postmenopausal
                                                   women

  Insulin Resistance Atherosclerosis Study, IRAS   Prospective study of relation of insulin resistance to
                                                   cardiovascular disease

                   NAME OF TRIAL                                         SCOPE OF TRIAL
                   -------------                                         --------------

  Study Diabetes Atherosclerosis Intervention Study,   Interventional study of type 2 diabetics
  DAIS

  Fenofibrate Intervention and Event Lowering in       Interventional study of type 2 diabetics
  Diabetes, FIELD

  Diabetes Control and Complications Trial, DCCT       Interventional study of type 1 diabetics

  VA-HDL Intervention Trial, VA-HIT                    Secondary prevention trial in men with low HDL

  Heart Outcomes Prevention Evaluation, HOPE           Interventional study in patients at high risk for
                                                       cardiovascular events

  HDL Atherosclerosis Treatment Study, HATS            Secondary prevention trial of patients with low HDL

RESEARCH AND DEVELOPMENT

      Our principal research and development activities are to:

      . develop a more robust and efficient NMR analyzer capable of performing high-volume NMR LIPOPROFILE testing in clinical laboratories worldwide; and


      . develop additional diagnostic tests based on NMR spectroscopy technology.



      TURNKEY NMR ANALYZER. In 2000, we entered into a collaboration with Bruker BioSpin, a leading supplier of NMR spectrometers, to engineer and produce a more robust and efficient next-generation NMR analyzer that would permit NMR LIPOPROFILE testing to be performed in clinical laboratories by personnel with little expertise in NMR spectroscopy. The turnkey NMR analyzer will feature an ultra-shielded superconducting magnet in a rugged, movable enclosure. Bruker BioSpin and we are designing this new analyzer to process plasma samples at a rate two to three times the sampling rate of the NMR analyzers that we currently use. The turnkey NMR analyzer is in the final stages of development. We expect to begin using this analyzer in our own operations in late 2002.



      Under an initial collaboration agreement with Bruker BioSpin, we committed to purchase $2.0 million of equipment over 36 months. We expect to begin purchasing NMR analyzers under a supplemental purchase agreement that we entered into with Bruker BioSpin in 2001. Under this supplemental agreement, we have committed to purchase an additional $3.5 million of equipment over the 12-month period ending December 2002. We expect to purchase the turnkey NMR analyzer under this supplemental agreement when development of the analyzer is complete. Under this supplemental agreement, Bruker BioSpin is restricted until December 2008 from selling this analyzer to third parties, other than us and our third-party licensees, for commercial use in lipoprotein analysis in the fields of cardiovascular disease, insulin resistance and diabetes. After this initial period, the restriction will be extended on a year-to-year basis for as long as we and our licensees purchase a specified number of analyzers each year.



      Bruker BioSpin will own the technology rights to the turnkey NMR analyzer, but will not own any rights to our software and other proprietary technology. Purchasers of the turnkey NMR analyzer from Bruker BioSpin would not be able to perform the NMR LIPOPROFILE test without a license from us covering our software and other proprietary technology. If we do license our proprietary NMR LIPOPROFILE technology to third parties, our plan is that these third parties would analyze samples using the turnkey analyzer and electronically transmit the data from the test to us. Using our proprietary software, we would extract the relevant portion of the data generated by the NMR spectroscopic analysis, compute the lipoprotein subclass levels and produce an NMR LIPOPROFILE report.


NMR DIAGNOSTIC TEST DEVELOPMENT PROGRAMS


      We are developing several new clinical diagnostic applications based on NMR spectroscopy technology.



      ASSESSMENT OF INSULIN RESISTANCE/DIABETES RISK. Insulin resistance is a complex disorder of glucose and lipoprotein metabolism that affects an estimated 70 to 80 million Americans. Insulin is a hormone secreted by cells of the pancreas that regulates the uptake and processing of glucose by various tissues in the body. Insulin resistance is a condition that results from an impaired tissue response to the biological effects of insulin. Insulin resistance predisposes affected individuals to development of type 2 diabetes, a condition in adults characterized by excessive glucose in the blood. Following development of type 2 diabetes, further complications can occur involving small blood vessels in the kidneys and eyes. The direct healthcare costs of treating diabetes were approximately $44 billion in 1997.

      Early insulin resistance is clinically difficult to detect. As a result, diagnosis is commonly delayed or missed altogether until one of several clinically identifiable findings are present. Unfortunately, even when insulin resistance is detected, premature cardiovascular disease is often already present, as indicated by data showing that 50% of type 2 diabetics harbor known cardiovascular disease at the time of diabetic diagnosis.

      Patients can benefit significantly if insulin resistance is identified at an early stage of expression. Several interventions, including low calorie diet, weight reduction, exercise and certain drugs, have been shown to reduce insulin resistance and the onset of type 2 diabetes in insulin resistant patients. While a variety of specialized research procedures can be used to detect the presence of insulin resistance, none of these research procedures is easily adaptable for clinical use. Therefore, there is no test that has achieved broad acceptance as a clinically useful diagnostic of insulin resistance.


      We believe that early insulin resistance detection may be possible by utilizing quantitative lipoprotein subclass particle analysis using NMR spectroscopy, possibly in combination with measurements of plasma insulin and plasma glucose. The results of recent clinical trials employing our NMR LIPOPROFILE test reported at the 2000 American Heart Association and 2001 American Diabetes Association national meetings indicate consistent and significant associations of increased levels of large VLDL, small LDL and small HDL particle subclasses with insulin resistance. The following table summarizes the results of these clinical trials:



          NAME OF TRIAL                         PRESENTATION                     RELEVANT FINDINGS
          -------------                         ------------                     -----------------
  Insulin Resistance                 Presented at Scientific Session of Insulin resistance was significantly
  Atherosclerosis Study - GOFF ET    American Heart Association, New    associated with the number and size
  AL. INSULIN SENSITIVITY AND        Orleans, Louisiana, November       of VLDL, LDL, and HDL particles
  LIPOPROTEIN SUBFRACTIONS.          2000                               measured by NMR spectroscopy.
  INSIGHTS FROM THE INSULIN
  RESISTANCE ATHEROSCLEROSIS STUDY
  (IRAS).

  WARING ET AL. EFFECTS OF INSULIN   Presented at Scientific Session of Insulin resistance was significantly
  RESISTANCE AND TYPE 2 DIABETES     American Diabetes Association,     associated with changes in number
  ON THE NUCLEAR MAGNETIC            Philadelphia, Pennsylvania, June   and size of VLDL, LDL, and HDL
  RESONANCE LIPOPROTEIN SUBCLASS     2001                               particles measured by NMR
  PROFILE.                                                              spectroscopy. These effects were
                                                                        pronounced in non-diabetic subjects
                                                                        and exacerbated by diabetes.


      We are designing a new insulin resistance profile test to optimize the use of these three lipoprotein subclasses, possibly in conjunction with plasma glucose and insulin levels, to enhance early diagnosis of insulin resistant conditions. We expect to complete development of and introduce this test to the market in 2003.

      IDENTIFICATION OF LIPOPROTEIN-X.   Lipoprotein-X is an abnormal particle
present in the plasma of patients with cholestatic liver disease, which is a stoppage of the normal flow of bile from the liver. Lipoprotein-X may also be present in patients with a deficiency of lecithin cholesterol acyltransferase, an enzyme which is required to metabolize cholesterol. Our early studies indicate that lipoprotein-X gives rise to a characteristic NMR signal that makes it possible to detect this particle's presence, and possibly concentration, when performing a routine NMR LIPOPROFILE test.

      Patients with lipoprotein-X often have very high cholesterol levels, but the cholesterol is primarily located in the patient's lipoprotein-X particles rather than in the LDL particles. Because statin drug treatment would be ineffective to reduce these patients' cholesterol levels and may even cause the condition to worsen, we believe that identification of lipoprotein-X would be useful to physicians who are developing a treatment program for their patients and would further differentiate our NMR LIPOPROFILE test from the traditional lipid panel test.

      If we successfully develop an NMR test for lipoprotein-X, we plan to include a statement in our standard NMR LIPOPROFILE report as to whether NMR spectroscopic analysis detected the presence of lipoprotein-X in a patient's blood plasma sample. We do not expect to charge an additional fee for inclusion of this information.

      DIAGNOSIS OF COLORECTAL CANCER. In January 2002, we entered into a letter of intent with the National Research Council of Canada's Institute for Biodiagnostics to collaborate on the development and commercialization of a non-invasive diagnostic test for colorectal cancer using NMR spectroscopy technology. In the near term, we plan to work with the Institute for Biodiagnostics to complete the preliminary work that could lead to full development and commercialization of the test.

INTELLECTUAL PROPERTY

      We license two United States patents and foreign counterpart patents corresponding to one of the licensed United States patents in ten foreign countries, as described below. We also own or license four pending patent applications in the United States and counterpart or corresponding pending foreign patent applications, based on one of the United States pending patent applications, in Canada, Japan and the European Community. Dr. James D. Otvos, our founder, Chief Scientific Officer and director is an inventor on each of our owned and licensed patents and patent applications.

      SIEMENS MEDICAL SYSTEMS, INC. We license on an exclusive basis in all countries covered by the licensed patents one United States patent and ten foreign counterpart patents from Siemens Medical Systems, Inc. The countries covered by the licensed patents are the United States, Japan, Belgium, Switzerland, Germany, Spain, France, Great Britain, Italy and the Netherlands. These patents relate to the method and apparatus for measuring lipoprotein constituents of blood using NMR spectroscopy. The United States patent expires in 2008, and the foreign patents expire between 2009 and 2011. Our license with Siemens will terminate upon the expiration of the last-to-expire of the patents that are the subject of the license agreement, unless earlier terminated as set forth below. We are required to pay Siemens a royalty based on net sales of the blood tests performed using the techniques covered by the licensed patents, subject to a minimum annual royalty. Siemens may terminate our license if we breach a material term of the license agreement.

      NORTH CAROLINA STATE UNIVERSITY. We license on an exclusive worldwide basis from North Carolina State University one United States patent, which expires in 2011. We also license from North Carolina State University three pending patent applications in the United States and pending foreign patent applications, based on one of the U.S. pending applications, in Canada, Japan and the European Community. We jointly own these pending patent applications with North Carolina State University. The patent relates to the method and apparatus for measuring classes and subclasses of lipoproteins by NMR spectroscopy. One of the pending United States patent applications and the three corresponding foreign patent applications relate to methods for determining the risk of developing type 2 diabetes and other insulin-related disorders using NMR spectroscopy. The other two pending United States patent applications relate to methods and/or computer programs for obtaining, analyzing and presenting the results of individualized NMR lipoprotein test data.

      Our license with North Carolina State University will terminate upon the expiration of the last-to-expire of the patents which are the subject of the license agreement, unless earlier terminated as set forth below. We are required to pay North Carolina State University a royalty based on net sales of the licensed products and licensed tests, subject to a minimum annual royalty. In addition, we are obligated to diligently pursue the development and commercialization of the licensed technologies, including manufacturing or producing a product for testing, development and sale and seeking required government approvals of the product. North Carolina State University may terminate our license if we fail to perform our obligations under the license agreement, or if we engage in fraud, willful misconduct or illegal conduct. The license will terminate automatically if our license agreement with Siemens terminates before expiration of its term. In addition, while our license is on an exclusive basis, the inventions claimed by the patent were made pursuant to government funded research and, consequently, are subject to statutory rights retained by the United States government. The patent applications may also be subject to statutory rights retained by the United States government.


      In 2001, we filed a provisional patent application in the United States relating to use of NMR spectroscopy to detect the presence of lipoprotein-X in blood plasma.



      We protect the software that we use to analyze the data from our NMR spectroscopic analysis through registered copyrights in the United States, common law copyrights and as trade secrets. We hold registered trademarks in the United States for our marks "LIPOPROFILE" and "NMR LIPOPROFILE." We have pending trademark applications on the marks "LIPOSCIENCE", "LIPOSCIENCE (AND DESIGN)", "DESIGN (WITHOUT LIPOSCIENCE)", "UNCOVER THE UNSEEN RISK" and "UNCOVER THE UNSEEN RISK OF DISEASE."


      We seek to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants.

COMPETITION

      We compete primarily against the traditional lipid panel test as well as alternative methods of measuring lipoprotein subclass particles. Our goal is to establish the NMR LIPOPROFILE test as the standard of care for assessing and managing cardiovascular disease risk.


      LIPID PANEL TEST.   The United States market for traditional cholesterol
tests in 1998 was approximately $3.6 billion. We compete primarily against the cholesterol and triglyceride tests that make up the traditional lipid panel test. The lipid panel test is widely used in the medical community and approved for reimbursement by virtually all payors. However, a growing body of medical literature indicates that lipoprotein particle analysis, such as the analysis offered by our NMR LIPOPROFILE test, provides a more accurate means of assessing and a more effective means of managing cardiovascular disease risk than the traditional lipid panel test. The market for lipid panel tests is highly fragmented, and there is no dominant competitor.


      OTHER COMPETING TESTS. We also compete against companies that perform what they refer to as advanced lipid testing. These tests are designed to supply some of the lipoprotein information provided by our NMR LIPOPROFILE test. The laboratory methods used by these companies involve physical separation of lipoprotein subclasses on the basis of differences in particle size or density. The two conventional separation methods used are gradient gel electrophoresis and density gradient ultracentrifugation.

      Gradient gel electrophoresis is a process of separating lipoprotein particles of differing size by passing them through a semisolid gel material under the influence of an electric field. Gradient gel electrophoresis is used by several companies to supply physicians with information about the size distribution of a patient's LDL particles. Unlike our NMR LIPOPROFILE test, gradient gel electrophoresis does not measure the concentrations of LDL particle subclasses of different size or total LDL particle concentration, which are important contributors to a patient's cardiovascular disease risk. Instead, this method measures only relative LDL particle size distribution. While gradient gel electrophoresis also can be used to measure HDL subclass distribution, a separate test is required. Gradient gel electrophoresis cannot be used to supply VLDL subclass information. Diagnostic testing companies have recently begun to sell gel electrophoresis equipment and test kits for use by commercial diagnostic laboratories.

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      Density gradient ultracentrifugation is a process of separating lipoprotein particles of differing densities by spinning them in a defined chemical medium at very high speeds. Density gradient ultracentrifugation is used by at least one company to supply physicians through a single test with the cholesterol concentrations of a patient's HDL, LDL and VLDL. This test also gives the cholesterol contents of IDL and Lp(a), which are two other lipoproteins that have been reported to be associated with cardiovascular disease risk. As with traditional cholesterol tests, this process quantifies the different classes of lipoproteins on the basis of the cholesterol they contain. We believe that this method of quantification makes the information from density gradient ultracentrifugation less diagnostically useful than the lipoprotein particle information supplied by our NMR LIPOPROFILE test.


      Unlike our NMR LIPOPROFILE test, both of these traditional separation methods involve one or more steps to separate the particles by size or density differences. As a result, they are inherently time consuming and labor intensive. We believe that, in comparison with these traditional size or density separation methods, our NMR LIPOPROFILE test is:


      . faster - spectroscopic analysis eliminates the physical separation procedures employed in traditional methods and permits quantification of all particle subclasses simultaneously;

      . less labor intensive - our process is highly automated with no use of chemical reagents;

      . subject to fewer analytical errors - the NMR spectroscopy and software programs used in our NMR LIPOPROFILE analysis replace steps undertaken manually in traditional lipoprotein subclass particle analysis, thereby reducing measurement error; and

      . inherently more informative - the NMR LIPOPROFILE test provides a complete breakdown of a patient's lipoprotein levels as well as supplying the traditional lipid panel test values.


      We also compete with companies that measure the plasma level of apo B as an estimate of LDL particle concentration. Apo B is used as an estimate of LDL particle concentration because it is a protein that is present on every LDL particle. The drawback of using apo B as a surrogate is that VLDL particles also contain apo B, and, therefore, the measured level of apo B in plasma gives only a rough approximation of LDL particle concentration. The apo B assay market is highly fragmented. Lack of universal standardization of the apo B test has also limited its use by physicians.


      COMPETITIVE FACTORS.   We believe that the key competitive factors with
respect to our NMR LIPOPROFILE test are:

      . Improved diagnostic performance - a growing body of medical literature indicates that lipoprotein particle analysis provides a more accurate means of assessing and a more effective means of managing cardiovascular disease risk than traditional lipid panel tests.


      . Commercial viability and scalability - we believe that our NMR
        LIPOPROFILE test is faster, less labor intensive and subject to fewer analytical errors than advanced lipid testing, which requires physical separation of lipoprotein subclass particles.


      . Patent protection - key aspects of our NMR LIPOPROFILE technology are covered by two issued patents in the United States and ten issued foreign patents that we have exclusively licensed in all countries covered by the licensed patents. We are not aware of any companies other than us that use NMR spectroscopy for lipoprotein analysis.

      . Adequate reimbursement - we currently receive reimbursement for our NMR
        LIPOPROFILE test from commercial insurance carriers, including managed care organizations, and governmental programs, primarily Medicare. We are seeking reimbursement approval from many additional commercial insurance carriers. However, the lipid panel test has received reimbursement approval from virtually all payors.

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      . Market awareness - we are promoting market awareness of our NMR
        LIPOPROFILE test and the importance of lipoprotein subclass particle analysis. Although we believe that lipoprotein subclass particle analysis is gaining acceptance in the medical community as a more effective diagnostic tool for assessing and a more effective means of managing cardiovascular disease risk as compared to the traditional lipid panel analysis, physicians and other healthcare professionals are not yet generally aware of our NMR LIPOPROFILE test. In contrast, the lipid panel test is widely known and well accepted.

      . Price - we are selling our NMR LIPOPROFILE test at a price that exceeds that of the lipid panel test and some other competitive tests. We believe that our test warrants this price difference because of its superiority in diagnosing cardiovascular disease risk and the high cost of treating cardiovascular disease.

REIMBURSEMENT

OVERVIEW

      We provide our NMR LIPOPROFILE test and complementary tests to a broad range of physicians and other healthcare professionals and obtain reimbursement for our NMR LIPOPROFILE test from commercial insurance carriers, including managed care organizations, and governmental programs, primarily Medicare.

      Laboratory tests, as with most other healthcare services, are classified for reimbursement purposes according to their respective current procedural terminology, or CPT code. The CPT Editorial Board, which is administered by the American Medical Association, has issued CPT codes that include our NMR LIPOPROFILE test and our complementary tests. In general, Medicare and commercial insurance carriers only pay for items and services, including clinical laboratory testing, that are reasonable and necessary for the diagnosis and treatment of an injury or illness. These payors generally will not pay for a test that is administered as part of a clinical research trial that the FDA requires.

      Medicare reimbursements are based on fee schedules set by governmental authorities. The NMR LIPOPROFILE test is included under CPT code 83716 in the Medicare fee schedule national payment cap that was published by the Centers for Medicare and Medicaid Services, or CMS, in November 1998. We have not yet applied for reimbursement approvals for our NMR LIPOPROFILE test under the various state Medicaid programs, but we may do so in the future.

COMMERCIAL INSURANCE CARRIERS, INCLUDING MANAGED CARE ORGANIZATIONS

      OUT-OF-NETWORK. We are generally a non-participating, or out-of-network, provider to commercial insurance carriers. As an out-of-network provider, we receive reimbursement from third-party payors; however, we do not have an agreement with these payors for a specified price for reimbursement over a fixed period of time. Instead we charge these third-party payors on a fee-for-service basis. Under these circumstances, we are permitted to bill the patient for any portion of the list price for which the third-party payor does not reimburse us. Furthermore, in some cases the payor for which we are an out-of-network provider reimburses the patient, rather than us, for the tests preformed by us. We must then collect the reimbursement directly from the patient.

      IN-NETWORK. Agreements with third-party payors that provide for a specified price for reimbursement over a fixed period of time are referred to as participating provider, or in-network, agreements. We currently have an in-network contract with one regional managed care payor. This contract establishes a fee schedule for our NMR LIPOPROFILE test and the complementary tests that we offer and prohibits us from directly billing patients covered by that payor for the difference between our list price and the price specified in the contract. We expect to enter into additional in-network agreements with commercial insurance carriers in the future.

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      CAPITATED CONTRACTS.  Over the last decade, the number of patients participating in managed care plans has grown significantly. Managed care organizations have significant bargaining power in negotiating fee arrangements with healthcare providers, including commercial diagnostic laboratories. Managed care organizations frequently negotiate capitated payment contracts with commercial diagnostic laboratories and other healthcare providers. Under a capitated payment contract, the commercial diagnostic laboratory and the managed care organization agree to a per member, per month payment to cover all laboratory tests during the month, regardless of the number or cost of the tests actually performed. Some services, including tests similar to our NMR LIPOPROFILE test, may be excluded from a capitated payment contract and, if excluded, are billed on a fee-for-service basis. For their fee-for-service testing, managed care organizations also typically negotiate substantial discounts.

      We have not entered into capitated contracts with any managed care organization. We have working arrangements with commercial diagnostic laboratories that may have capitated payment contracts with one or more managed care organizations. If our NMR LIPOPROFILE test or the complementary tests that we offer are included in a capitated payment contract between a managed care organization and one of these commercial diagnostic laboratories, the managed care organization would not separately reimburse the laboratory for our tests.

      Recently, managed care organizations have allowed their affiliated physicians greater discretion in determining which laboratory to use and which tests to order. Pricing under these new arrangements is typically negotiated on a fee-for-service basis, which generally results in higher revenues per requisition than under a capitated fee arrangement.

MEDICARE'S EFFORTS TO REDUCE UTILIZATION OF CLINICAL LABORATORY TESTING

      In recent years, CMS has taken steps by regulation and through its local Medicare carriers to reduce utilization of clinical laboratory testing by reimbursing only for tests that are medically necessary and not tests done for screening. Medicare carriers are health insurance companies in each state that contract with CMS to process claims and administer some of the Medicare functions. To implement the efforts to reduce utilization of clinical laboratory testing, many Medicare carriers have adopted local medical review policies which provide that Medicare will not pay for many commonly ordered clinical tests unless the test is covered by Medicare and the ordering physician has provided an appropriate diagnosis supporting the medical necessity of the test. The North Carolina Medicare carrier has adopted a local medical review policy for traditional lipid panel tests and our NMR LIPOPROFILE test.

MEDICARE

      All NMR LIPOPROFILE tests that we perform for Medicare patients are subject to the local medical review policy in North Carolina, whether or not the requesting physician or the patient is located in North Carolina. In order to obtain Medicare reimbursement under this policy, we are required to comply with Medicare regulations, including providing an applicable diagnosis code for the patient's condition and complying with appropriate per patient frequency limits on testing. We believe that we have sufficient processes and procedures to comply with these Medicare procedures and seek reimbursement from Medicare for our NMR LIPOPROFILE test.

      Medicare recently adopted a national coverage regulation, which generally goes into effect on November 23, 2002, that applies to our NMR LIPOPROFILE test. As a result of implementation of this rule, which is similar to the North Carolina local medical review policy, all NMR LIPOPROFILE tests that we perform for Medicare patients will be subject to this national policy, including any applicable frequency limits, as of its effective date. We have been operating under the North Carolina local medical review policy and, accordingly, do not expect that implementation of the national policy will have a material effect on our business.

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GOVERNMENT REGULATION

FEDERAL FOOD, DRUG AND COSMETIC ACT


      The FDA currently does not regulate the practice of laboratory science under the FDCA. For this purpose, the practice of laboratory science means a laboratory analyzing samples received from physicians and reporting results of the analysis to physicians and other healthcare professionals and includes the development of assays and the configuration and use of laboratory equipment to analyze samples. Because we currently configure and use NMR analyzers to analyze samples only at our laboratory in Raleigh, North Carolina, we believe that our business as currently conducted is not regulated by the FDA. Nonetheless, under the FDA's regulations, the NMR analyzer as we use it is a medical device for identifying lipoprotein subclass particles from plasma to assess and manage the risk of cardiovascular disease. Accordingly, the FDA might in the future seek to regulate our use of the NMR spectrometer and promotion of our NMR LIPOPROFILE test under its device authority.



      In addition, we believe that market clearance under the 510(k) premarket notification process of the FDA will be required if an NMR analyzer combined with our NMR LIPOPROFILE technology is commercially distributed to third parties to perform the NMR spectroscopic analysis on blood plasma samples in their laboratories. However, although we do not believe this will be the case, it is possible that the FDA will require submission of a premarket approval application in such circumstances. Premarket approval is a considerably more time consuming and rigorous review process than premarket notification. FDA clearance is required if an NMR analyzer combined with our NMR LIPOPROFILE technology is commercially distributed to a third party because an NMR analyzer commercially distributed in this manner is subject to regulation under the FDCA and the FDA's regulations and is not considered the practice of laboratory science, but rather the marketing of a medical device.



      MEDICAL DEVICES ARE REGULATED BY THE FDA ACCORDING TO THEIR CLASSIFICATION. Medical devices encompass a broad range of things, including diagnostic tests, that do not act primarily through chemical or metabolic action in or on the human body. The FDA classifies a medical device in one of three categories based on a device's risk and what is known about the device. We believe that our business as presently conducted is not regulated by the FDA because the FDA currently does not regulate the practice of laboratory science under the FDCA, including the configuration and use of an NMR analyzer by a laboratory for its own use. We believe that if regulated, for example as a result of the commercial distribution of an NMR analyzer combined with our NMR LIPOPROFILE technology, the combination of our technology and an NMR analyzer would be classified as a class I device. However, in such circumstances, the FDA may classify the device differently and apply more stringent regulations to it, including possibly requiring submission of a premarket approval application. The three categories are the following:


      . Class I devices are generally lower risk products for which general regulatory controls are sufficient to provide reasonable assurance of safety and effectiveness. Most class I devices are exempt from the requirement of 510(k) premarket notification clearance. A premarket notification clearance is necessary prior to marketing a non-510(k) exempt class I device in the United States.

      . Class II devices are devices for which general regulatory controls are insufficient to provide reasonable assurance of safety and effectiveness and for which there is sufficient information to establish special controls, such as guidance documents or standards, to provide reasonable assurance of safety and effectiveness. A premarket notification clearance is necessary prior to marketing a non-510(k) exempt class II device in the United States.

      . Class III devices are devices for which there is insufficient information demonstrating that general and special controls will provide reasonable assurance of safety and effectiveness and which are life-sustaining, life-supporting or implantable devices, or devices posing substantial risk. The FDA must generally approve a PMA application prior to marketing a class III device in the United States.

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      A medical device may be marketed in the United States only if the FDA clears or approves it through one of two premarket review processes or the device is subject to a specific exemption from premarket review. Depending on the type of medical device, FDA premarket review takes one of the following forms:

      . PREMARKET NOTIFICATION UNDER SECTION 510(K) OF THE FDCA. The FDA will classify a device under section 510(k) when a person intending to introduce the device into commerce gives 90 days notice and submits information which establishes that the device is substantially equivalent to a legally marketed or predicate device. When the FDA finds a device is substantially equivalent to a legally marketed device, it will be classified the same as its predicate device, and as a result, will be cleared for marketing. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness or constitute a major change in the intended use of the device, require new 510(k) submissions. We believe that it currently takes from three to six months from the date of submission to obtain 510(k) clearance, although it can take substantially longer, depending on the device. A device might not receive a clearance order because the FDA determines that a device is not substantially equivalent to a predicate device. In that situation, the manufacturer may ask the FDA to make a risk-based classification to place the device in Class I or Class II. However, if a timely request for risk-based classification is not made, or if the FDA determines that a Class III designation is appropriate, an approved PMA will be required before the device may be marketed.


      . PMA APPROVAL. A PMA requires an applicant to prove the safety and effectiveness of a device to the FDA. The process of obtaining PMA approval is expensive and uncertain. Typically, clinical studies are necessary to demonstrate a degree of statistical certainty that a device is safe and effective. We do not believe that a PMA would be required for the commercial distribution of an NMR analyzer with our NMR LIPOPROFILE technology to third parties. However, if the FDA determines that the commercial distribution of an NMR analyzer with our NMR LIPOPROFILE technology to third parties is subject to premarket approval and is not substantially equivalent to a predicate device, a PMA would be required prior to marketing.


      CLINICAL TRIALS. If human clinical trials of a device are required, whether to support a 510(k) or a PMA application, the sponsor of the trial, which is usually the manufacturer of the device, must first obtain an approved investigational device exemption, or IDE. If the IDE application is approved by the FDA and one or more appropriate institutional review boards, or IRBs, human clinical trials may begin at a number of investigational sites with a specific number of patients, all as specified by the FDA.


      In the case of a non-invasive diagnostic device, the manufacturer may undertake a human clinical trial without FDA approval if specified criteria are met. However, the manufacturer of the non-invasive diagnostic device must still receive approval from the appropriate IRB at each clinical trial site and obtain informed consent from the patients participating in the trial. If we were required to undertake human clinical trials, we would be required to conduct the trials in accordance with FDA regulations unless the device we are testing is exempt as a non-invasive diagnostic device. The results of clinical testing that we undertake, if any, may be insufficient to obtain clearance or approval for the tested product.



      PERVASIVE AND CONTINUING FDA REGULATION. If the NMR analyzer combined with our NMR LIPOPROFILE technology is commercially distributed to third parties and therefore becomes subject to regulation by the FDA under its medical device regulations, the FDCA would regulate quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with the quality system regulation, which sets forth the FDA's current good manufacturing practices requirements. The FDA monitors compliance with the quality system regulation and current good manufacturing practices requirements by conducting periodic inspections of manufacturing facilities. In these circumstances, we would be subject to unannounced inspections by the FDA, and these inspections might include the manufacturing facilities of third parties manufacturing the device. Violations of applicable regulations noted by the FDA during inspections of our manufacturing facilities, or the manufacturing facilities of these third parties, could adversely affect the continued marketing of our products.


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      The FDA also enforces post-marketing controls that include the requirement to submit medical device reports to the agency when a manufacturer becomes aware of information suggesting that any of its marketed products may have caused or contributed to a death, serious injury or serious illness or any of its products has malfunctioned and that a recurrence of a malfunction would likely cause or contribute to a death or serious injury or illness. The FDA relies on medical device reports to identify product problems and utilizes these reports to determine, among other things, whether it should exercise its enforcement powers. The FDA may also require postmarket surveillance studies for specified devices.



      FDA regulations also govern, among other things, the preclinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices. In addition to compliance with good manufacturing practices and medical device reporting requirements, if the NMR analyzer combined with our NMR LIPOPROFILE technology is commercially distributed to third parties and therefore becomes subject to regulation by the FDA under its medical device regulations, we would be required to comply with the FDCA's general controls, including establishment registration, device listing and labeling requirements. If we fail to comply with any requirements under the FDCA, we could be subject to, among other things, fines, injunctions, civil penalties, recalls or product corrections, total or partial suspension of production, denial of premarket notification clearance or approval of products, rescission or withdrawal of clearances and approvals, and criminal prosecution. We cannot assure you that any final FDA policy, once issued, or future laws and regulations concerning the manufacture or marketing of medical devices will not increase the cost and time to market of new or existing products. Furthermore, any current or future federal and state regulations also will apply to future tests developed by us.



      In addition, our advertising of our products is subject to regulation by the FTC under the FTC Act. The FTC Act prohibits unfair or deceptive acts or practices in or affecting commerce. Violations of the FTC Act, such as failure to have substantiation for product claims, would subject us to a variety of enforcement actions, including compulsory process, cease and desist orders and injunctions, which can require, among other things, limits on advertising, corrective advertising, consumer redress and restitution, as well as substantial fines or other penalties. Any enforcement actions by FTC could have a material adverse effect our business.



      PRODUCT IMPORT AND EXPORT REQUIREMENTS. If we choose to import devices or device accessories, the FDCA requires that these products meet the FDA standards set for domestically marketed goods. To commercially distribute the NMR analyzer combined with our NMR LIPOPROFILE technology outside of the United States, we must first satisfy all conditions for marketing the device in the United States or, alternatively, satisfy a number of specific conditions identified in the FDCA for the exportation of unapproved devices. In addition to meeting the FDA's export requirements, we must also comply with the requirements of foreign authorities or economic organizations, such as the European Union.


      INTERNATIONAL REGULATION. Medical device laws are also in effect in many countries outside of the United States. These range from comprehensive device approval requirements to simpler requests for product data or certification. The number and scope of these requirements are increasing.

LABORATORY CERTIFICATION AND LICENSES

      We have obtained all federal and state licenses, certificates and permits necessary to conduct our diagnostic testing business. CLIA requires us and most clinical laboratories operating in the United States, to maintain federal certification. The State of North Carolina also requires us to maintain a laboratory license. In addition, the laws of some states require licensure for our laboratory even though we do not operate a laboratory in those states.

      CLIA imposes requirements relating to test processes, personnel qualifications, facilities and equipment, record keeping, quality assurance and participation in proficiency testing which involve comparing the results of tests on specimens that have been specifically prepared for our laboratory to the known results of the specimens.

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The CLIA requirements also apply as a condition for participation by clinical laboratories under the Medicare program.

      Under the CLIA regulations, the complexity of the tests performed determines the level of regulatory control. HHS classifies our NMR LIPOPROFILE test as a high complexity test. As a result, we must employ more experienced and highly educated personnel, as well as additional categories of employees.

      HHS or an organization to which HHS delegates authority verifies compliance with CLIA standards through periodic on-site inspections. Sanctions for failure to meet these certification, accreditation and licensure requirements include suspension or revocation of the certification, accreditation or license as well as imposition of plans to correct deficiencies, injunctive actions and civil monetary and criminal penalties. If HHS should remove or suspend our CLIA certificate, we would be forced to cease performing testing.

FEDERAL AND STATE BILLING AND FRAUD AND ABUSE LAWS

      ANTIFRAUD LAWS/OVERPAYMENTS. As participants in federal and state healthcare programs, we are subject to numerous federal and state antifraud and abuse laws. Many of these antifraud laws are broad in scope, and neither the courts nor government agencies have extensively interpreted these laws. Prohibitions under these laws include:

      . the submission of false claims or false information to government programs;

      . deceptive or fraudulent conduct;

      . excessive or unnecessary services or services at excessive prices; and

      . under federal law, prohibitions in defrauding private sector health insurers.

      We could be subject to substantial penalties for violations of these laws, including denial of payment and refunds, suspension of Medicare payments and exclusion from participation in the federal healthcare programs, as well as civil monetary and criminal penalties and imprisonment. The government considers one of these statutes, the Civil False Claims Act, to be its primary enforcement tool to combat health care fraud. Liability under this Act can result in treble damages, and imposition penalties of up to $11,000 per claim. Separately, the HHS office of the Office of Inspector General, or OIG, can exclude providers found liable under this Act from participating in federally funded health care programs, including Medicare. The steep penalties that may be imposed on laboratories and other providers under this Act may be disproportionate to the relatively small dollar amounts of the claims made by these providers for reimbursement. In addition, even the threat of being excluded from participation in federal health care programs can have significant financial consequences on a provider.

      Numerous federal and state agencies enforce the antifraud and abuse laws. In addition, private insurers may also bring private actions. In some circumstances, private whistleblowers are authorized to bring fraud suits on behalf of the government against providers and are entitled to receive a portion of any final recovery.

FEDERAL AND STATE "SELF-REFERRAL" AND "ANTIKICKBACK" RESTRICTIONS

      SELF-REFERRAL LAW. We are subject to a federal "self-referral" law, commonly referred to as the "Stark" law, which prohibits Medicare payments for laboratory tests referred by physicians who, personally or through a family member, have ownership interests in or compensation arrangements with the testing laboratory. The Stark law contains a number of specific exceptions which, if met, permit physicians who have ownership or compensation arrangements with a testing laboratory to make referrals to that laboratory.

      We are also subject to a North Carolina self-referral law that prohibits a physician investor from referring to us any patients covered by private, employer-funded or state and federal employee health plans. The North Carolina self-referral law contains few exceptions for physician investors in securities that have not been

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acquired through public trading, but will generally permit us to accept referrals from physician investors who buy their shares in the public market.

      We have several stockholders who are physicians in a position to make referrals to us. We have included within our compliance plan procedures to identify requests for testing services from physician investors and we do not bill Medicare, or any other federal program, or seek reimbursement from other third-party payors, for these tests. The self-referral laws may cause some physicians who would otherwise use our laboratory to use other laboratories for their testing.

      Providers are subject to sanctions for claims submitted for each service that is furnished based on a referral prohibited under the federal self-referral laws. These sanctions include denial of payment and refunds, civil monetary payments and exclusion from participation in federal healthcare programs and civil monetary penalties. Similarly, sanctions for violations under the North Carolina self-referral laws include refunds and monetary penalties.

      ANTI-KICKBACK STATUTE. The federal healthcare anti-kickback statute prohibits laboratories from making payments or furnishing other benefits to influence the referral of tests paid for by federal healthcare programs. Sanctions for violations of the federal anti-kickback statute may include imprisonment and other criminal penalties, civil monetary penalties and exclusion from participation in federal healthcare programs.

      The HHS OIG has criticized a number of the business practices in the clinical laboratory industry as potentially implicating the anti-kickback statute, including compensation arrangements intended to induce referrals between laboratories and entities from which they receive, or to which they make, referrals. In addition, OIG has indicated that "dual charge" billing practices that are intended to induce the referral of patients reimbursed by federal healthcare programs may violate the anti-kickback statute.

      North Carolina has an anti-kickback statute that prohibits healthcare providers from paying any financial compensation for recommending or securing patient referrals. Penalties for violations of this statute include license suspension or revocation or other disciplinary action. Other states have similar anti-kickback prohibitions.

      Both the federal anti-kickback law and the North Carolina anti-kickback law are broad in scope. Neither the courts nor federal or state agencies have extensively interpreted these laws. The anti-kickback laws clearly prohibit payments for patient referrals. Under a broad interpretation, these laws could also prohibit a broad array of practices involving remuneration where one party is a potential source of referrals for the other.

PRIVACY OF MEDICAL INFORMATION

      The confidentiality of patient medical information is subject to extensive state and federal regulation. State and federal laws and regulations, including the Electronic Communications Privacy Act of 1986 and federal laws relating to confidentiality of mental health records and substance abuse treatment, govern both the disclosure and use of confidential patient medical information and the access of patients to their own medical records.

      Congress passed the Health Insurance Portability and Accountability Act, known as HIPAA, in 1996. Most laboratory orders and reports fall within the scope of HIPAA. HIPAA calls for the establishment of national standards to facilitate the electronic exchange of health information and maintain the security of both the health information and the system that enables the exchange of this information.

      HHS has promulgated regulations that pertain to electronic transactions and the privacy of individually identifiable health information that is electronically transmitted and received or transmitted and maintained in any other form or medium. Under these regulations, all medical records and other patient identifiable health

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information must be maintained in confidence, must not be used for non-health purposes and must be disclosed to the minimum extent required.

      HHS has also published draft regulations requiring holders or users of electronically transmitted patient health information to maintain the security of that information. When finalized these regulations will impose a number of requirements upon healthcare providers and others handling electronically transmitted identifiable patient health information, including administrative procedures, physical safeguards, technical protections relating to data storage, and technical protections relating to access to and transmission of data.

      Each state determines the confidentiality requirements for patients located in that state. Accordingly, we must carefully monitor and adhere to varying laws and regulations in a number of jurisdictions. State attorneys general and the Federal Trade Commission have opened inquiries of a number of healthcare providers relating to alleged breaches of patient privacy. If we violate any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for damages and civil or criminal fines or penalties.

OTHER LAWS


      OCCUPATIONAL SAFETY AND HEALTH. The State of North Carolina has an OSHA-approved state occupational safety and health plan allowing it to impose stricter worker health and safety standards than those promulgated by the federal Occupational Safety and Health Administration, or OSHA. In addition to their comprehensive regulation of health and safety in the workplace in general, OSHA and the North Carolina Department of Labor Occupational Safety and Health Division, or OSHNC, have established extensive requirements aimed specifically at laboratories and other healthcare related facilities. In particular, both agencies have implemented regulations intended to protect workers who may be exposed to bloodborne pathogens, such as HIV and hepatitis B, and other potentially infectious materials. In addition, because our operations require employees to use certain hazardous chemicals, we also must comply with regulations on hazard communication and hazardous chemicals in laboratories. These regulations require us, among other things, to develop written programs and plans, which must address methods for preventing and mitigating employee exposure, the use of personal protective equipment, and training.


      SPECIMEN TRANSPORTATION. We also are subject to regulations of the Department of Transportation, the United States Postal Service and the CDC which apply to the surface and air transportation of clinical laboratory specimens.


      ENVIRONMENTAL COMPLIANCE. We handle and dispose of human fluids and medical waste, such as vials and needles, in connection with our operations. The fluids and waste are treated as biohazardous material. We must comply with numerous federal, state and local statutes and regulations, particularly, to the extent applicable, the Medical Waste Tracking Act of 1988 and the Resource Conservation and Recovery Act. The statutes with which we must comply relate to public health and the environment, including practices and procedures for labeling, handling and storage of, and public disclosure requirements regarding, medical waste, hazardous and toxic materials or other substances generated by operation of clinical laboratories. We must also comply with environmental protection requirements, such as standards relating to the discharge of pollutants into the air, water and land, emergency response and remediation or cleanup in connection with medical waste, hazardous and toxic materials or other substances.


EMPLOYEES


      As of March 31, 2002, we had 178 employees. Of these employees, seven are employed in research and development, 68 are employed in sales and marketing, 48 are employed in testing and other professional services and 55 are employed in administrative positions. None of our employees is covered by a collective bargaining agreement. We consider our relations with our employees to be good.

PROPERTIES

      We are currently consolidating our operations into approximately 83,000 square feet of leased office and laboratory space in Raleigh, North Carolina. We began occupying our new space in December 2001 and expect to complete occupancy in October 2002. We do not intend to vacate or cease operations at our current facilities until our new facility is fully operational. The lease for this new facility will expire in June 2012. We have the right to renew this lease for two additional terms of five years each.

      We also lease approximately 23,000 square feet of office and laboratory space in two facilities in Raleigh, North Carolina. The leases for these facilities expire in 2002.

LEGAL PROCEEDINGS

      We are not currently involved in any material legal proceedings.

                                  MANAGEMENT


      Our executive officers, directors and key employees and their respective ages and positions as of March 31, 2002 are as follows:



NAME                      AGE POSITION
----                      --- --------
Richard A. Franco, R.Ph.   60 Chairman of the Board
F. Ronald Stanton          55 Director, Chief Executive Officer and President
James D. Otvos, Ph.D.      54 Director, Founder, Executive Vice President and Chief Scientific Officer
Lucy G. Martindale         48 Executive Vice President and Chief Financial Officer
Michael A. Harpold, Ph.D.  61 Executive Vice President, Commercial Development
William C. Cromwell, M.D.  40 Vice President and Chief Medical Officer
John Scott Grainger        53 Vice President and Chief Operating Officer
Mark M. Brady              49 Vice President and Chief Commercial Officer
Buzz Benson                47 Director
Harold S. Lichtin          52 Director
Richard Y. Lin, M.D.       34 Director
Charles A. Sanders, M.D.   70 Director


      RICHARD A. FRANCO, R.PH. Mr. Franco has been our Chairman of the Board since May 1997. He served as Chief Executive Officer and President of LipoScience from November 1997 to September 2001. Prior to joining LipoScience, he was President, Chief Executive Officer and Director of Trimeris, Inc., a biopharmaceutical company, from 1994 to 1996. Prior to joining Trimeris, Mr. Franco held several senior positions at Glaxo Inc., a pharmaceutical company, from 1983 to 1994, including Vice President and General Manager of Glaxo Dermatology, Vice President and General Manager of the Cerenex Division, Vice President of Commercial Development and Vice President of Marketing. Prior to joining Glaxo, Mr. Franco worked in various positions over a 16 year period with Eli Lilly and Company, a pharmaceutical company. Mr. Franco also serves as a director of Salix Pharmaceuticals, Ltd., a specialty pharmaceutical company, and Tranzyme, Inc. a research and development company focused on proteomics. Mr. Franco received a B.A. in Pharmacy from St. John's University and did graduate work in pharmaceutical marketing and management at Long Island University.


      F. RONALD STANTON. Mr. Stanton joined LipoScience in December 1997 and was elected a director, Chief Executive Officer and President in September 2001. He served as our Executive Vice President and Chief Commercial Officer from December 1997 to August 2001. Prior to joining LipoScience, Mr. Stanton was self-employed as a healthcare consultant from 1995 until December 1997. Mr. Stanton held several positions at Glaxo Inc. from 1985 to 1995, including Vice President and General Manager of the Health Management Division and several positions with Allen & Hanburys, a division of Glaxo Inc., including Vice President and General Manager, Vice President of Sales and Vice President of Marketing. Prior to joining Glaxo, Mr. Stanton held a variety of positions at The Upjohn Company, a pharmaceutical company, over a 17-year period. Mr. Stanton also serves as a director of EpiGenesis Pharmaceuticals, Inc., a biotech pharmaceutical company. Mr. Stanton received a B.B.A. in 1969 from the University of Memphis.


      JAMES D. OTVOS, PH.D. Dr. Otvos is a founder of LipoScience and has served as Chief Scientific Officer and a director since inception. He has also served as Executive Vice President since 1999. He also currently serves as Adjunct Professor of Biochemistry at North Carolina State University. After receiving a Ph.D. in comparative biochemistry from the University of California-Berkeley in 1976 and postdoctoral training in molecular biophysics at Yale University, he joined the chemistry faculty at the University of Wisconsin-Milwaukee in 1980 and remained there until 1990. From 1990 to 2000, Dr. Otvos was Professor of Biochemistry at North Carolina State University.

      LUCY G. MARTINDALE. Ms. Martindale joined LipoScience in March 2001 as Executive Vice President and Chief Financial Officer. Prior to joining LipoScience, Ms. Martindale served from April 1996 to February 2001 as Vice President and Finance Director of GlaxoWellcome Research & Development, a pharmaceutical research and development company. Ms. Martindale held various positions with GlaxoWellcome, Inc., a pharmaceutical company, from 1984 to February 2001, including Vice President, Corporate Planning and Analysis for GlaxoWellcome Inc. and Vice President, Financial Planning and Analysis for Glaxo Inc. Prior to joining Glaxo, Ms. Martindale worked at Bristol Myers, a pharmaceutical company, and American Hospital Supply Corporation, a supplier of hospital equipment and products, where she held several financial and operational management roles. Ms. Martindale received a B.S. in Business from Indiana University and a M.B.A. from Campbell University.


      MICHAEL A. HARPOLD, PH.D. Dr. Harpold joined LipoScience in 1997 and currently serves as Executive Vice President, Commercial Development. Before joining LipoScience, Dr. Harpold was Vice President of Product and Business Development for AndCare, Inc., a manufacturer of diagnostic devices and tests, from 1994 to 1996. Previously, he served as Vice President of Product Development (Diabetes) and Director of Quality Assurance Development for the Diagnostics Division of Bayer, a pharmaceutical company, from 1989 to 1994, Director of Clinical Biochemistry (R&D) and Process Technology for Technicon Corporation, a diagnostics company, from 1982 to 1989, and Plant Manager for Baker Instruments Corporation, a diagnostics company, from 1980 to 1982. Dr. Harpold received a B.S. in Chemistry and Mathematics from West Virginia State in 1963 and his Ph.D. in Chemistry from the University of North Carolina-Chapel Hill, and has performed postdoctoral research at the University of California-Berkeley.



      WILLIAM C. CROMWELL, M.D. Dr. Cromwell has served as Vice President and Chief Medical Officer of LipoScience since October 1999. He also serves as Adjunct Associate Professor in the Hypertension and Vascular Disease Center at Wake Forest University School of Medicine in Winston-Salem, North Carolina. From January 1999 to October 1999, Dr. Cromwell also served as Medical Director of The Florida Lipid Institute in Orlando, Florida. From July 1997 to October 1999, Dr. Cromwell was self-employed as a consultant in lipoprotein and metabolic disorders. From July 1994 to July 1997, Dr. Cromwell served as Medical Director of the Lipid Treatment Program at Lake Wales Medical Center in Lake Wales, Florida. Dr. Cromwell serves as a member of the Board of Directors of the Florida Lipid Associates, National Faculty Member of the Heart Care Partnership, and Member of the American Heart Association Council on Atherosclerosis. Dr. Cromwell received his doctoral degree in medicine from the Louisiana State University School of Medicine in New Orleans, Louisiana. He completed residency training at the Trover Clinic Foundation in Madisonville, Kentucky, receiving one of 20 national Mead Johnson Graduate Fellowships. Subsequently, he completed postgraduate work in Lipid Disorders at the Washington University School of Medicine Lipid Research Center in St. Louis, Missouri.



      JOHN SCOTT GRAINGER. Mr. Grainger joined LipoScience in January 2001 as Chief Information Officer and currently serves as Vice President and Chief Operating Officer. Before joining LipoScience, Mr. Grainger was Chief Technology Officer of TaskPoint, Inc., an e-commerce company in the construction industry, from March 2000 to December 2000. Mr. Grainger was self-employed as a consultant in business development and information systems from May 1998 to February 2000. He was Vice President of Information Systems for ClinTrials Research, Inc. (currently known as Inveresk Research), a contract research organization, from July 1995 to April 1998.


      MARK M. BRADY. Mr. Brady joined LipoScience in January 2001 and has served as Vice President and Chief Commercial Officer of LipoScience since September 2001. Before joining LipoScience, Mr. Brady was self-employed as a healthcare consultant from January 2000 to December 2000. Mr. Brady also held several positions with Novartis Pharmaceuticals Corporation (and its predecessor, Ciba-Geigy Pharmaceuticals), a pharmaceutical company, from December 1988 to January 2000, including serving as Executive Business Director from 1994 to January 2000 and Director for National Accounts from 1988 to 1994.

      BUZZ BENSON. Mr. Benson has served as a director of LipoScience since October 2001. Mr. Benson has been Managing Director and President of U.S. Bancorp Piper Jaffray Ventures since 1992. Prior to assuming those roles, Mr. Benson served as co-head of Piper Jaffray's investment banking activities focused on the healthcare industry since joining Piper Jaffray in 1986. Prior to joining Piper Jaffray, Mr. Benson was a partner at Stonebridge Capital, a partnership investing in emerging publicly-traded companies. Previously, he was an investment officer with Cherry Tree Ventures and a manager in the public accounting firm of Arthur Andersen. He is a graduate of St. John's University and is a Certified Public Accountant. Mr. Benson also serves as a director of numerous private healthcare companies.

      HAROLD S. LICHTIN. Mr. Lichtin has served as a director of LipoScience since June 1999. Mr. Lichtin founded the Lichtin Corporation, which is active in commercial real estate, and has served as Chairman since 1996. Mr. Lichtin is an investor in technology companies and currently serves on the board of several technology startup companies in the Research Triangle area of North Carolina. Mr. Lichtin received a B.A in Economics from North Carolina State University.

      RICHARD Y. LIN, M.D. Dr. Lin has served as a director of LipoScience since July 2001. Dr. Lin is a partner at Three Arch Partners, a healthcare venture capital firm, and has been with Three Arch since February 1998. Prior to joining Three Arch Partners, he received his general surgical training at the University of California, San Francisco from 1995 to June 1997. Dr. Lin is also a director of Spiration, Inc. and Visiogen, Inc., developers of medical devices, and AccentCare, Inc., a provider of in-home care services. Dr. Lin received a B.S. in Biology from Stanford University where he graduated with honors and was a member of PHI BETA KAPPA. He received his M.D. from Harvard Medical School where he graduated CUM LAUDE. He also received an M.B.A from the Stanford Graduate School of Business where he was named as an Arjay Miller Scholar.

      CHARLES A. SANDERS, M.D. Dr. Sanders has served as a director of LipoScience since July 2001. He served as Chairman and CEO of Glaxo Inc. from 1989 to May 1995, and also served as a member of the board of directors of Glaxo plc. Previously Dr. Sanders was general director of Massachusetts General Hospital and professor of medicine at Harvard Medical School. Dr. Sanders is a past chairman of the New York Academy of Sciences. He is currently a member of the Institute of Medicine of the National Academy of Sciences, a trustee of the University of North Carolina at Chapel Hill and of Meredith College, chairman of Project HOPE, and chairman of the Commonwealth Fund. Since 1996, Dr. Sanders has served on the board of directors of various technology, biotechnology and biopharmaceutical companies. Dr. Sanders is currently a director of: Genaera Corporation, a biopharmaceutical company; Edgewater Technology, Inc., an eSolutions business; Vertex Pharmaceuticals Incorporated, a biotechnology company; Pharmacopeia, Inc., a company that designs, develops, markets and supports science- and technology-based products and services; Biopure Corporation, a company that develops, manufactures and markets Oxygen Therapeutics(TM); Scios Inc., a biopharmaceutical company; Genentech, Inc., a biotechnology company; Trimeris, Inc., a company engaged in the discovery and development of antiviral therapeutics; and Cephalon, Inc., an international biopharmaceutical company. Dr. Sanders received his M.D. from Southwestern Medical College of the University of Texas.

AUDIT COMMITTEE

      We have recently established an audit committee. The audit committee will review with our independent auditors the scope and timing of the auditors' services, the auditors' report on our financial statements following completion of the auditors' audit, and our internal accounting and financial control policies and procedures. In addition, the audit committee will make annual recommendations to the board of directors for the appointment of independent auditors for the ensuing year. The audit committee will report to the board of directors with regard to the selection of our independent auditors, the scope of our annual audits, fees to be paid to the auditors, the performance of our independent auditors, compliance with our accounting and financial policies, and management's procedures and policies relative to the adequacy of our internal accounting controls. Upon completion of this offering, the members of our audit committee will be Dr. Lin, Mr. Lichtin and Dr. Sanders.

COMPENSATION COMMITTEE; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


      We have established a compensation committee. Our compensation committee is responsible for the evaluation, approval and administration of all salary, incentive compensation, benefit plans and other forms of compensation for our officers, directors and other employees, including bonuses and options granted under our stock option plan and our 2001 stock incentive plan. Upon the completion of this offering, the members of our compensation committee will be Dr. Sanders, Mr. Lichtin and Dr. Lin. None of our executive officers has served as a director or as a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.


DIRECTOR COMPENSATION

      We reimburse each member of our board of directors who is not a company employee for reasonable travel and other expenses in connection with attending meetings of the board of directors. Additionally, upon election or appointment to the board of directors, each of our board members who is not a company employee or a representative of one of our institutional investors receives options to purchase 30,000 shares of our common stock, which vest annually over four years subject to the director's continued service on the board, and annually thereafter receives an option to purchase 15,000 shares of our common stock, which vests monthly over a 12-month period subject to the director's continued service on the board. The exercise price for the options is the fair market value of our common stock as of the date of grant.

EXECUTIVE COMPENSATION

      The following table sets forth the compensation paid or accrued during the fiscal year ended December 31, 2001 to our chief executive officer and all of our other executive officers whose salary and bonus exceeded $100,000. We refer to these officers collectively as our named executive officers.

                          SUMMARY COMPENSATION TABLE


                                                            ANNUAL        LONG-TERM
                                                         COMPENSATION    COMPENSATION
-                                                      ----------------- ------------
                                                                            SHARES
                                                                          UNDERLYING   ALL OTHER
             NAME AND PRINCIPAL POSITION                SALARY  BONUS(1)  OPTIONS(#)  COMPENSATION
             ---------------------------               -------- -------- ------------ ------------
Richard A. Franco, R.Ph. (2).......................... $279,170 $363,500   150,000(3)       --
 Chairman of the Board
F. Ronald Stanton (4).................................  226,675   81,600       --           --
 Chief Executive Officer and President
James D. Otvos, Ph.D..................................  178,337   64,200       --           --
 Executive Vice President and Chief Scientific Officer
Lucy G. Martindale....................................  141,670   51,000   150,000      $25,000(5)
 Executive Vice President, Finance and Chief Financial
 Officer
John Scott Grainger...................................  163,333   58,800    75,000          --
 Vice President and Chief Operating Officer
Mark M. Brady.........................................  158,333   57,000    75,000          --
 Vice President and Chief Commercial Officer

--------

(1)These amounts reflect bonuses that were paid in 2001 and 2002 with respect to services performed in 2001. During the fiscal year ended December 31, 2001, we paid to our named executive officers the following bonuses with respect to services performed in 2000: Richard A. Franco $160,500; F. Ronald Stanton $40,000; James D. Otvos $40,000.

(2)For a portion of the fiscal year ended December 31, 2001, Mr. Franco served as our Chief Executive Officer and President.
(3)Granted as a replacement for an option to purchase the same number of shares of our common stock at the same exercise price voluntarily surrendered by Mr. Franco in April 2001.
(4)For a portion of the fiscal year ended December 31, 2001, Mr. Stanton served as our Executive Vice President and Chief Commercial Officer.
(5)Represents a signing bonus paid in March 2001 to Ms. Martindale.



STOCK OPTIONS

      The following table contains information regarding grants of stock options to purchase shares of our common stock to our named executive officers during the year ended December 31, 2001.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                          POTENTIAL REALIZABLE VALUE
                                                                           AT ASSUMED ANNUAL RATES
                           NUMBER OF   PERCENTAGE OF                            OF STOCK PRICE
                          SECURITIES   TOTAL OPTIONS                       APPRECIATION FOR OPTION
                          UNDERLYING    GRANTED TO   EXERCISE                      TERM (3)
                            OPTIONS    EMPLOYEES IN  PRICE PER EXPIRATION --------------------------
NAME                     GRANTED(1)(2)  FISCAL YEAR  SHARE (3)    DATE     5%($)             10%($)
----                     ------------- ------------- --------- ---------- -----             ------
Richard A. Franco, R.Ph.    150,000(4)     12.2%       $0.33    8/17/2011
F. Ronald Stanton.......         --           --          --           --
James D. Otvos, Ph.D....         --           --          --           --
Lucy G. Martindale......    150,000         12.2        1.67    3/01/2011
John Scott Grainger.....     45,000          3.7        0.33     1/1/2011
                             30,000          2.4        2.50   11/21/2011
Mark M. Brady...........     37,500          3.0        0.33     1/1/2011
                             37,500          3.0        0.33   11/21/2011

--------
(1)Options granted to our officers and employees typically vest as follows: one quarter of the total number of shares subject to each option are exercisable on the first anniversary of the date of grant and an additional one forty-eighth of the total number of shares subject to the option are exercisable monthly thereafter until all shares are exercisable. However, stock options that are currently outstanding provide that in the event that we enter into a merger, consolidation, corporate reorganization or any transaction in which all or substantially all of our assets are sold, leased, transferred or otherwise disposed of, any of these options that are unvested and unexercisable become immediately vested and exercisable as of a date prior to the transaction determined by our board of directors.

(2)In February 2002, each of our named executive officers was granted an option to purchase shares of our common stock with an expiration date of February 1, 2012. Mr. Franco was granted an option to purchase 100,000 shares of our common stock at an exercise price per share of $13.50. Mr. Stanton was granted an option to purchase 150,000 shares of our common stock at an exercise price per share of $13.50. Dr. Otvos was granted an option to purchase 60,000 shares of our common stock at an exercise price per share of $14.85. Ms. Martindale was granted an option to purchase 60,000 shares of our common stock at an exercise price per share of $13.50. Mr. Grainger was granted an option to purchase 30,000 shares of our common stock at an exercise price per share of $13.50. Mr. Brady was granted an option to purchase 50,000 shares of our common stock at an exercise price per share of $13.50.

(3)The dollar amounts under these columns are the result of calculations at rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. The potential realizable values are calculated using an assumed initial
   public offering price of $     per share and assuming that the market price
   appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the assumed appreciated price.

(4)Granted as a replacement for an option to purchase the same number of shares of our common stock at the same exercise price voluntarily surrendered by Mr. Franco in April 2001. One twenty-fourth of the total number of shares subject to the option became exercisable on February 1, 2002 and an additional one twenty-fourth of the total number of shares subject to the option will become exercisable monthly thereafter until all such shares are exercisable.

OPTION EXERCISES AND YEAR-END OPTION VALUES

      The following table provides information about the number of shares issued upon option exercises by our named executive officers during the year ended December 31, 2001, and the value realized by our named executive officers. The table also provides information about the number and value of options held by our named executive officers at December 31, 2001.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES


                                                     NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                           SHARES                   UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                          ACQUIRED               OPTIONS AT FISCAL YEAR-END(#)   AT FISCAL YEAR-END($)
                             ON         VALUE    ----------------------------- -------------------------
NAME                     EXERCISE(#) REALIZED($) EXERCISABLE     UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- ----------- -----------     ------------- ----------- -------------
Richard A. Franco, R.Ph.   38,000      106,400     688,000          150,000     1,972,888     420,000
F. Ronald Stanton.......   10,000       28,000     281,094           53,906       796,873     150,940
James D. Otvos, Ph.D....    2,800        7,728     146,575           15,625       409,947      43,125
Lucy G. Martindale......       --           --          --          150,000            --     219,000
John Scott Grainger.....       --           --       1,500           75,000         4,200     144,900
Mark M. Brady...........       --           --          --           75,000            --     210,000



There was no public trading market for our common stock as of December 31, 2001. Accordingly, as permitted by the rules of the SEC, we have calculated the value of unexercised in-the-money options at fiscal year-end on the basis of the fair market value of our common stock as of December 31, 2001 of $3.13 per share, less the aggregate exercise price.





      In addition, on January 31, 2002, Mr. Franco acquired 125,000 shares of common stock upon exercise of stock options with an exercise price of $0.33, and Mr. Stanton acquired 80,000 shares of common stock upon exercise of stock options with an exercise price of $0.33.


STOCK OPTION AND OTHER COMPENSATION PLANS

1997 STOCK OPTION PLAN

      Our 1997 stock option plan was adopted by our board of directors and approved by our stockholders on September 12, 1997. The plan provides for the grant of incentive stock options and non-statutory stock options. A maximum of 5,475,000 shares of common stock are authorized for issuance under our 1997 stock option plan.

      Our 1997 stock option plan is administered by our board of directors. Pursuant to the terms of our 1997 stock option plan and to the extent permitted by law, our board of directors may delegate authority under the plan to a duly appointed committee of our board or to our officers.

      In the event that we enter into a merger, consolidation, corporate reorganization or any transaction in which all or substantially all of our assets are sold, leased, transferred or otherwise disposed of, any unvested and unexercisable options become immediately vested and exercisable as of a date prior to the transaction as our board of directors so determines. Our board may, in its discretion, terminate as of the date of the transaction any unexercised options that become vested and exercisable solely because of this provision. This accelerated vesting provision shall not apply, however, to a reincorporation or to a transaction in which our stockholders immediately prior to the merger or consolidation continue to hold at least 51% of the voting power of the surviving corporation.


      As of March 31, 2002, there were options to purchase 4,112,919 shares of common stock outstanding under our 1997 stock option plan and options to purchase 362,289 shares of common stock had been exercised. After the effective date of the 2001 stock incentive plan, no further stock options will be granted under the 1997 stock option plan.


2001 STOCK INCENTIVE PLAN

      Our 2001 stock incentive plan, which will become effective on the date that the registration statement for this offering is declared effective, was adopted by our board of directors on September 27, 2001 and approved by our stockholders on November 15, 2001. The plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness, the number of shares of common stock that will be reserved for issuance under the 2001 stock incentive plan will be equal to the sum of:

       .  6,000,000, plus

       . the number of shares of common stock then available for issuance under the 1997 stock option plan, up to a maximum of 1,750,000 shares.

      In addition, our plan contains an "evergreen provision" which allows for an annual increase in the number of shares available for issuance under our 2001 stock incentive plan on the first day of each fiscal year beginning in fiscal year 2002 and ending on the second day of fiscal year 2011. The annual increase in the number of shares shall be equal to the least of

      . 1,250,000 shares;

      . 5% of the outstanding shares on the first day of the fiscal year; and

      . an amount determined by our board of directors.

In addition, no annual increase shall be made to the extent that the number of shares of common stock available for issuance under the 2001 stock incentive plan and all other employee or director equity incentive plans would exceed 30% of our outstanding shares on the first day of the applicable fiscal year.

      Our 2001 stock incentive plan is administered by our board of directors. Pursuant to the terms of the 2001 stock incentive plan and to the extent permitted by law, our board of directors may delegate authority under the 2001 plan to one or more committees or subcommittees of the board of directors or to our executive officers. Our board of directors or any committee to whom the board of directors delegates authority selects the recipients of awards and determines:

      . the number of shares of common stock covered by options and the dates upon which the options become exercisable;

      . the exercise price of options;

      . the duration of options; and

      . the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

      If our board of directors delegates authority to an executive officer, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by our executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that the executive officer may make.

      In the event of a merger or other reorganization event under our 2001 stock incentive plan, our board of directors shall provide that all of our outstanding options shall be assumed or substituted by the successor corporation. If the reorganization event also constitutes a change in control event under our 2001 stock incentive plan, the assumed or substituted option will become immediately exercisable in full if on or prior to the 18 month anniversary of the reorganization event an option holder's employment with us or our succeeding corporation is terminated by the option holder for good reason or is terminated by us or the succeeding corporation without cause, each as defined in our 2001 stock incentive plan. In the event the succeeding corporation does not agree to assume, or substitute for, outstanding options, then our board of directors shall provide that all unexercised options will become exercisable in full prior to the completion of the event and that these options will terminate upon the completion of the event if not previously exercised. Our board of directors may also provide for a cash out of the value of any outstanding options. In addition, in the event of a reorganization event that is not a change of control event under our 2001 stock incentive plan, each option will continue to vest according to its original vesting schedule, except that an option will become immediately exercisable in full if on or prior to the 18 month anniversary of the reorganization event an option holder's employment with us or our succeeding corporation is terminated by the option holder for good reason or is terminated by us or the succeeding corporation without cause.

2001 EMPLOYEE STOCK PURCHASE PLAN

      Our 2001 employee stock purchase plan, which will become effective on the date that the registration statement for this offering is declared effective, was adopted by our board of directors on September 27, 2001 and approved by our stockholders on November 15, 2001. The plan provides for the issuance of up to 340,000 shares of our common stock to participating employees.

      All of our employees, including directors who are employees, and all employees of any participating subsidiaries:

      . whose customary employment is more than 20 hours per week for more than five months in a calendar year;

      . who were employed by us for at least 90 days prior to enrolling; and

      . who are employed on the first day of a designated payroll deduction offering period are eligible to participate in our 2001 employee stock purchase plan. Employees who would immediately after the grant of an option under the 2001 employee stock purchase plan own five percent or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate.

      To participate in our 2001 employee stock purchase plan, an employee must authorize us to deduct up to ten percent of his or her base pay during the offering period. The first offering period will commence on the date on which the SEC declares our registration statement for this offering effective. The purchase price of the shares will be 85% of the closing price of our common stock on either the first business of day of an offering period or on the date of exercise by a participating employee, whichever is lower. The purchase price of the shares on the first offering period will be equal to the price per share in this offering.

401(K) RETIREMENT PLAN


      We maintain a 401(k) retirement plan which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate. The 401(k) Plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $10,500 in 2001, and have the amount of the reduction contributed to the 401(k) Plan. We currently match 25% of the first 6% of each employee's contribution to the 401(k) Plan.

EMPLOYMENT AGREEMENTS

      MR. STANTON. Pursuant to a letter agreement effective September 4, 2001, we agreed to employ Mr. Stanton as our President and Chief Executive Officer for one year at an annual base salary of $300,000, subject to annual review by the board of directors. The agreement automatically renews for successive one-year terms unless either party terminates the agreement. The agreement provides for:

      . an annual bonus based upon the achievement of individual and business goals as determined by our board of directors; and

      . the grant of stock options as approved by our board of directors.

The agreement also provides for continuation of salary payment and benefits for one year if we terminate Mr. Stanton's employment other than:

      . at the end of the term of the agreement, including any renewal term;

      . for cause;

      . due to Mr. Stanton's death or permanent disability; or

      . as a result of the liquidation, dissolution or discontinuance of our business.

      MR. FRANCO. Pursuant to a letter agreement effective September 4, 2001, we agreed to employ Richard A. Franco for one year at an annual base salary of $300,000, subject to adjustment at the discretion of the board of directors. The agreement automatically renews for successive one-year terms unless either party terminates the agreement. The agreement provides for:

      . an annual bonus based upon the achievement of individual and business goals as determined by our board of directors;

      . the grant of stock options as approved by our board of directors; and

      . a continuation of salary payment and benefits for 12 months following a termination of Mr. Franco's employment other than for cause or at the end of the term of the agreement, including any renewal term.

      MS. MARTINDALE. Pursuant to a letter agreement effective March 1, 2001, we hired Ms. Martindale as our Chief Financial Officer for one year at an annual base salary of $170,000, subject to annual review by the board of directors. The agreement automatically renews for successive one-year terms unless either party terminates the agreement. The agreement provides for:

      . a signing bonus of $25,000;

      . the grant of stock options to purchase 150,000 shares of common stock, which grant was made in March 2001;

      . an annual bonus based upon the achievement of individual and business goals as determined by the board of directors; and

      . a continuation of salary payment and benefits for six months following termination of Ms. Martindale's employment other than for cause or at the end of the term of the agreement, including any renewal term.


      MR. GRAINGER. Pursuant to a letter agreement dated December 18, 2000, we hired Mr. Grainger as Chief Information Officer at an annual base salary of $150,000. Mr. Grainger is now our Vice President and Chief Operating Officer. The letter agreement also provides for:



       .  a performance-based bonus;



       . the grant of stock options to purchase 45,000 shares of common stock, which grant was made in January 2001; and



       . the continuation of salary payment for four months if we terminate Mr. Grainger other than for cause, due to his death or permanent disability or as a result of the liquidation, dissolution or discontinuance of our business.

      MR. BRADY. Pursuant to a letter agreement dated September 4, 2001, we agreed to employ Mr. Brady as Vice President and Chief Commercial Officer at an annual base salary of $175,000, subject to annual review. The agreement, which automatically renews for successive one-year terms unless either party terminates the agreement. The agreement provides for:





      . the grant of stock options as approved by our board of directors; and



      . a continuation of salary payment and benefits for six months following termination of Mr. Brady's employment other than for cause, at the end of the term, including any renewal term, due to his death or permanent disability or as a result of the liquidation, dissolution or discontinuance of our business.



      CONFIDENTIALITY, INVENTIONS AND NON-COMPETITION AGREEMENTS. Our principal employees, including executive officers, are required to sign an agreement:


      . prohibiting disclosure of our confidential information;

      . prohibiting competition with us during employment and for one year after termination of employment;

      . restricting interference with and solicitation of our clients and employees during employment and for one year after termination of employment; and

      . providing for ownership by and assignment to us of all of the employee's work product.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

      Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

      . for any breach of their duty of loyalty to us or our stockholders;

      . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      . for voting or assenting to unlawful payments of dividends or other distributions; or

      . for any transaction from which the director derived an improper personal benefit.

      Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


      From January 1, 1999 through March 31, 2002, we issued and sold convertible promissory notes, convertible preferred stock, redeemable convertible preferred stock, common stock and warrants to purchase common stock in private placement transactions as follows:


      . an aggregate of $1,503,000 principal amount of convertible promissory notes, which we refer to as series C convertible promissory notes, and warrants to purchase 84,532 shares of common stock at a price of $0.003 per share in June and July 1999, of which warrants to purchase an aggregate of 7,312 shares of common stock have been exercised;

      . an aggregate of 399,229 shares of series C convertible preferred stock at a price of $4.00 per share in December 1999 and February 2000 upon conversion of convertible promissory notes;

      . an aggregate of 875,545 shares of series C convertible preferred stock at a price of $4.00 per share from December 1999 through February 2000;

      . an aggregate of 55,555 shares of series A convertible preferred stock issued upon conversion of promissory notes at a price of $4.50 per share in October 2000 and January 2001;

      . an aggregate of 3,480,473 shares of series D redeemable and convertible preferred stock at a price of $5.22 per share from December 2000 to February 2001;

      . warrants to purchase an aggregate of 180,003 shares of common stock at an exercise price of $0.01 per share and 78,276 shares of common stock at an exercise price of $3.48 per share in August 2001, of which warrants to purchase an aggregate of 122,120 shares of common stock have been exercised.

      CONVERTIBLE PROMISSORY NOTES. The following table summarizes the participation of persons and entities who are our executive officers, directors or greater than 5% stockholders in the series C convertible promissory note transaction described above where the value of the executive officer's, director's or stockholder's transaction, together with his transactions set forth under "Preferred Stock, Common Stock and Warrants" below, exceeded $60,000. As reflected in the table below under "Preferred Stock, Common Stock and Warrants", each of these series C convertible promissory notes was converted into shares of series C convertible preferred stock at a price of $4.00 per share in December 1999 or February 2000.

NAME                        PRINCIPAL AMOUNT
----                        ----------------
Richard A. Franco(1).......     $ 25,000
Harold S. Lichtin Family LP      250,000
Charles A. Sanders.........       50,000

      --
      (1) Reflects a series C convertible promissory note in principal amount of $25,000 issued to Mr. Franco's wife.

      PREFERRED STOCK, COMMON STOCK AND WARRANTS.   The following table
summarizes the participation of persons and entities who are our executive officers, directors or greater than 5% stockholders in the preferred stock, common stock and warrant transactions described above where the value of the executive officer's, director's or stockholder's transaction exceeded $60,000.

                                                                                  COMMON
                                                  SERIES A  SERIES C  SERIES D    STOCK    AGGREGATE
                                           COMMON PREFERRED PREFERRED PREFERRED UNDERLYING PURCHASE
                   NAME                    STOCK    STOCK     STOCK     STOCK    WARRANTS    PRICE
                   ----                    ------ --------- --------- --------- ---------- ----------
Richard A. Franco(1)......................  1,406  11,111     8,573          --       --   $   84,296
Equity Asset Investment Trust(2)..........     --      --        --     478,928   32,756    2,500,004
Michael A. Harpold(3).....................     --  11,111     3,850          --       --       65,400
Harold S. Lichtin Family LP(4)............     --      --    65,734      19,158   15,054      362,941
Stephen K. Markham(5).....................         11,111     3,235       8,620      446      107,936
Piper Jaffray Healthcare Fund III, L.P.(6) 39,630      --        --     766,284       --    4,000,399
Charles A. Sanders(7).....................     --  11,111    25,646          --    2,812      152,584
Three Arch Capital, L.P.(8)...............     --      --        --   1,532,568   79,261    8,000,005


(1)Includes 11,111 shares of series A preferred stock issued upon conversion of a convertible promissory note, 6,573 shares of series C preferred stock issued to Mr. Franco's wife upon conversion of a series C convertible promissory note and 1,406 shares of common stock issued to Mr. Franco's wife upon exercise of a warrant.


(2)Includes warrants to purchase 24,770 shares of common stock held by GE Capital Equity Investments, Inc. and warrants to purchase 7,986 shares of common stock held by General Electric Capital Corporation. GE Capital Equity Investments, Inc. and General Electric Capital Corporation are affiliates of GE Capital Services Equity Corp., which is the manager of Equity Asset Investment Trust.


(3)Includes 11,111 shares of series A convertible preferred stock issued upon conversion of a convertible promissory note.

(4)Includes 65,734 shares of series C convertible preferred stock issued upon conversion of a series C convertible promissory note.

(5)Includes 11,111 shares of series A convertible preferred stock issued upon conversion of a convertible promissory note.

(6)Includes 39,630 shares of common stock issued upon exercise of a warrant.

(7)Includes 11,111 shares of series A preferred stock issued upon conversion of a convertible promissory note and 13,146 shares of series C preferred stock issued upon conversion of a series C convertible promissory note.

(8)Includes 69,183 shares of series D redeemable convertible preferred stock and warrants to purchase 3,578 shares of common stock held by TAC Associates, L.P., an affiliate of Three Arch Capital, L.P.

      DIRECTOR COMPENSATION. Please see "Management--Director Compensation" for a discussion of options granted to our non-employee directors.

      EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS. Please see "Management--Executive Compensation" and "--Stock Options" for additional information on compensation of our executive officers. Information regarding employment agreements with several of our executive officers is set forth under "Management--Employment Agreements."

                            PRINCIPAL STOCKHOLDERS


      The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2002, assuming the conversion of all our outstanding convertible preferred stock and redeemable convertible preferred stock and as adjusted to reflect the sale of common stock in this offering assuming no exercise of the underwriters' overallotment option, by:


      . each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

      . each of our directors;

      . each of our named executive officers; and

      . all of our directors and executive officers as a group.


      The column entitled "Percentage of Shares Beneficially Owned - Before Offering" is based on 11,877,674 shares of common stock outstanding as of March 31, 2002, and the column entitled "Percentage of Shares Beneficially Owned -
After Offering" is based on            shares of common stock outstanding after
this offering, including the           shares that we are selling in this
offering. For purposes of the table below, we deem shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2002 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of the beneficial owner is c/o LipoScience, Inc., Suite 100, 700 Spring Forest Road, Raleigh, North Carolina 27609.



                                                              PERCENTAGE OF
                                                                 SHARES
                                                              BENEFICIALLY
                                              NUMBER OF           OWNED
                                                SHARES      -----------------
                                             BENEFICIALLY    BEFORE     AFTER
    NAME AND ADDRESS OF BENEFICIAL OWNER        OWNED       OFFERING OFFERING
    ------------------------------------     ------------   -------- --------
Three Arch Capital, L.P.....................  2,378,112(1)    20.0 %        %
 2800 Sand Hill Road, Suite 270
 Menlo Park, CA 94025
James D. Otvos..............................  2,265,147(2)    18.3 %        %
Piper Jaffray Healthcare Fund III, L.P......  1,189,056       10.0 %        %
 800 Nicollet Mall, Suite 800
 Minneapolis, MN 55402
Equity Asset Investment Trust...............    751,148(3)     6.3 %        %
 c/o Wilmington Trust Company
 100 North Street
 Rodney Square North
 Wilmington, DE 19890
Richard A. Franco...........................    921,098(4)     7.4 %        %
F. Ronald Stanton...........................    354,433(5)     2.9 %        %
Lucy G. Martindale..........................     43,752(6)        *         *
Mark M. Brady...............................     12,501(7)        *         *
John Scott Grainger.........................     24,001(8)        *         *
Buzz Benson.................................  1,189,056(9)     10.0%        %
Harold S. Lichtin...........................    188,023(10)    1.6 %        %
Richard Y. Lin..............................  2,378,112(11)   20.0 %        %
Charles A. Sanders..........................     74,614(12)       *         *
All current directors and executive officers
  as a group (11 persons)...................  7,635,709(13)    58.0%        %

--------
* Less than one percent.


 (1)Includes 107,352 shares owned by TAC Associates, L.P., an affiliate of Three Arch Capital, L.P. Messrs. Barclay Nicholson, Thomas J. Fogarty, Wilfred E. Jaeger and Mark A. Wan have voting and/or investment power with respect to the shares beneficially owned by Three Arch Capital, L.P. and TAC Associates, L.P.


 (2)Includes 149,700 shares of common stock issuable upon exercise of stock options exercisable within 60 days of March 31, 2002, and 2,250 shares of common stock issuable upon exercise of stock purchase warrants exercisable within 60 days of March 31, 2002; also includes 464,350 shares held by Dr. Otvos' wife and 422,720 shares held by trusts for Dr. Otvos' children.


 (3)Includes 24,770 shares of common stock issuable to GE Capital Equity Investments, Inc. upon the exercise of stock purchase warrants exercisable within 60 days of March 31, 2002. Also includes 7,986 shares of common stock issuable to General Electric Capital Corporation upon the exercise of stock purchase warrants exercisable within 60 days of March 31, 2002. GE Capital Services Equity Corp., an affiliate of GE Capital Equity Investments, Inc. and General Electric Capital Corporation, is the manager of Equity Asset Investment Trust and Equity Asset Investment Trust has granted the manager proxy to vote the shares of stock.


 (4)Includes 276,833 shares held by Mr. Franco and 56,265 shares held by his wife; also includes 588,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after March 31, 2002.


 (5)Includes 118,758 shares held by Mr. Stanton and 19,852 shares held jointly by Mr. Stanton and his wife and 3,000 shares held by Mr. Stanton's son, as to which shares Mr. Stanton disclaims beneficial ownership; also includes 212,813 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after March 31, 2002.


 (6)Includes 43,752 shares of common stock issuable upon exercise of stock options exercisable within 60 days after March 31, 2002.


 (7)Includes 12,501 shares of common stock issuable upon exercise of stock options exercisable within 60 days after March 31, 2002.


 (8)Includes 24,001 shares of common stock issuable upon exercise of stock options exercisable with 60 days after March 31, 2002.


 (9)Includes 1,189,056 shares owned by Piper Jaffray Healthcare Fund III, L.P. Mr. Benson, a member of our board of directors, is managing director and president of U.S. Bancorp Piper-Jaffray Ventures, an affiliated entity of Piper Jaffray Healthcare Fund III, L.P., and may be deemed to be a beneficial owner of these shares. Mr. Benson disclaims beneficial ownership as to these shares.


 (10)Includes 139,839 shares held by the Harold S. Lichtin Family Limited Partnership and 15,054 shares issuable upon the exercise of warrants exercisable within 60 days of March 31, 2002 held by the Harold S. Lichtin Family Limited Partnership. Mr. Lichtin, a member of our board of directors, is the sole general partner of the Harold S. Lichtin Family Limited Partnership. Also includes 33,130 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after March 31, 2002.


 (11)Includes an aggregate of 2,378,114 shares owned by Three Arch Capital, L.P. and TAC Associates, L.P. Dr. Lin, a member of our board of directors, is a partner of Three Arch Partners, an affiliated entity of Three Arch Capital, L.P. and may be deemed to be a beneficial owner of these shares. Dr. Lin disclaims beneficial ownership as to these shares.


 (12)Includes 71,802 shares held by Dr. Sanders, a member of our board of directors, and 2,812 shares of common stock issuable upon exercise of stock purchase warrants issued to Dr. Sanders, which are exercisable within 60 days of March 31, 2002.


 (13)Includes 1,275,887 shares issuable upon the exercise of stock options and 20,116 shares issuable upon the exercise of warrants, each exercisable within 60 days after March 31, 2002.

                         DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will become effective upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.


      Upon the completion of this offering, our authorized capital stock will consist of 90,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share, all of which shares of preferred stock will be undesignated. Prior to this offering, we had 3,541,451 shares of common stock outstanding held by 76 stockholders of record. We also had 241,589 shares of series A convertible preferred stock, 159,536 shares of series B convertible preferred stock, 1,274,774 shares of series C convertible preferred stock and 3,480,473 shares of series D redeemable convertible preferred stock issued and outstanding. Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 8,336,223 shares of our common stock and be held by approximately 228 stockholders of record.


COMMON STOCK

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

      Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

      The purpose of authorizing our board of directors to issue preferred stock and determine its right and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

WARRANTS


      As of March 31, 2002, we had outstanding warrants to purchase 257,677 shares of common stock at a weighted average exercise price of $1.54 per share. All outstanding warrants provide for adjustments in the event of specified mergers, reorganizations, reclassifications, stock dividends, stock splits or other changes in our corporate structure.

OPTIONS


      As of March 31, 2002, options to purchase 4,112,919 shares of common stock at a weighted average exercise price of $2.63 per share were outstanding and 999,972 shares of common stock remain available for future grant under our 1997 stock option plan. Our board of directors has determined not to grant any additional options under our 1997 stock option plan upon completion of this offering and the number of shares available for issuance under this plan will be reduced accordingly at that time. Upon effectiveness, the number of shares of common stock that will be reserved for issuance under the 2001 stock incentive plan will be equal to the sum of:


       .  6,000,000, plus

       . the number of shares of common stock then available for issuance under the 1997 stock option plan, up to a maximum of 1,750,000 shares.


      Please see "Management--Stock Option and Other Compensation Plans--2001 Stock Incentive Plan" for additional information on our 2001 stock incentive plan. Options to purchase an aggregate of 362,289 shares of common stock have been exercised under our 1997 stock option plan as of March 31, 2002.


CONVERTIBLE PROMISSORY NOTE


      As of March 31, 2002, a convertible promissory note in the principal amount of $50,000 was outstanding. The convertible promissory note is convertible into 11,111 shares of series A convertible preferred stock at a conversion price of $4.50 per share. Upon completion of this offering, the note, if not already converted, will become convertible into 33,333 shares of our common stock.


ANTI-TAKEOVER PROVISIONS

      We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us, and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders.

      Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

      Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, chief executive officer or the board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities.

      The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

REGISTRATION RIGHTS

      Upon the completion of this offering, holders of an aggregate of 10,604,842 shares of our common stock, including shares of common stock underlying outstanding options and warrants, will have the right to require us to register these shares under the Securities Act under specific circumstances.

      DEMAND REGISTRATION RIGHTS. Beginning 180 days after the completion of this offering, subject to specified limitations, holders of 5,478,977 shares of common stock, including shares of common stock underlying outstanding options and warrants, may require that we register all or part of these securities for sale under the Securities Act. Until we are entitled to register our shares on Form S-3, a short form registration statement, these holders may only make two demands for registration of their securities. Once we are entitled to use Form S-3, holders of these shares may make demands for registrations on Form S-3 on up to two occasions during any 12-month period.

      INCIDENTAL REGISTRATION RIGHTS. If we register any of our common stock, either for our own account or for the account of other security holders, the holders of an aggregate of 10,604,842 shares of common stock, including shares of common stock underlying outstanding options and warrants, are entitled to notice of the registration and to include their shares of common stock in the registration.

      LIMITATIONS AND EXPENSES. Other than in a demand registration, with specified exceptions, a holder's right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations and up to three registrations on Form S-3 will be paid by us, and all selling expenses will be paid by the holders of the securities being registered.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for our common stock is       .

                        SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants or in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

      After the closing of this offering, we will have outstanding shares of common stock, which assumes that the underwriters do not exercise their over allotment option and holders do not exercise any outstanding options
or warrants. Of these shares, the           shares sold in this offering will
be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors and 10% stockholders.

SALES OF RESTRICTED SHARES


      The remaining 11,877,674 shares of common stock outstanding after this offering are deemed "restricted securities" under Rule 144. Approximately 3,678,366 of these shares will be eligible for resale in the public market without restriction in reliance on Rule 144(k) immediately following the effective date of this prospectus, of which 3,340,355 shares are subject to 180-day lock-up agreements. An additional 362,289 of the remaining shares will be eligible for resale in public market pursuant to Rule 701 beginning approximately 90 days after the effective date of this prospectus, of which 326,410 shares are subject to 180-day lock-up agreements. An additional 7,833,428 of the remaining shares will be eligible for resale in the public market pursuant to Rule 144 upon expiration of the 180-day lock-up period.


      In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of: (1) one percent of the number of shares of common stock then outstanding, which will be approximately shares immediately after this offering, or (2) the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the requirement that we have made current public information about our company available. Under Rule 144(k), a person who is not deemed to have been an affiliate of the issuer at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      Rule 701 permits resales of qualified shares held by some affiliates in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased his or her shares pursuant to a written compensatory plan or contract prior to the completion of this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701 further provides that non-affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares of common stock are required to wait until 90 days after the date of this prospectus before selling shares. However, substantially all of the shares issued pursuant to Rule 701 are subject to lock-up agreements and will only become eligible for sale at the expiration of the 180 day lock-up, unless the lock-up is waived by Merrill Lynch.

LOCK-UP AGREEMENTS


      Subject to limited exceptions, our directors, officers and substantially all of the beneficial owners of our outstanding stock prior to this offering have entered into lock-up agreements providing that they will not offer, sell, contract to sell or grant an option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock for a period of 180 days after the date of this prospectus. Though these shares may be eligible for earlier sale under the provisions of the Securities Act, none of these shares will be saleable until the agreements expire or are waived by Merrill Lynch.


REGISTRATION RIGHTS

      Upon the completion of this offering, the holders of an aggregate of 10,604,842 shares of our common stock, including shares of common stock underlying outstanding options and warrants, will have the right to require us to register these shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see "Description of Capital Stock--Registration Rights" for additional information regarding registration rights.

STOCK OPTIONS AND CONVERTIBLE SECURITIES


      As of March 31, 2002, we had outstanding options to purchase 4,112,919 shares of common stock, of which approximately 2,078,960 shares had vested. An aggregate 1,949,641 of the vested shares are subject to lock-up agreements. In addition, as of March 31, 2002, we had outstanding a convertible promissory note convertible into 11,111 shares of series A convertible preferred stock which, upon completion of this offering, will be convertible into 33,333 shares of common stock, and warrants to purchase an aggregate of 257,677 shares of common stock. Substantially all of these shares are subject to the lock-up agreements described above. As of March 31, 2002, an additional 999,792 shares of common stock were available for future grants under our 1997 stock option plan. Our 1997 stock option plan has been amended to provide that no additional options will be granted under our 1997 stock option plan upon completion of this offering. Upon effectiveness, the number of shares of common stock that will be reserved for issuance under the 2001 stock incentive plan will be equal to the sum of:


       .  6,000,000, plus

       . the number of shares of common stock then available for issuance under the 1997 stock option plan, up to a maximum of 1,750,000 shares.

      Please see "Management--Stock Option and Other Compensation Plans--2001 Stock Incentive Plan" for additional information on our 2001 stock incentive plan.

      Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options as well as stock options and other awards issuable pursuant to our stock plans.

               MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

      The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-United States holder. As used in this discussion, the term non-United States holder means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

      . an individual who is a citizen or resident of the United States;

      . a corporation, an entity taxable as a corporation, or a partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under United States Treasury regulations;

      . an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

      . a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust.

      An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other things, being physically present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending on December 31 of that calendar year. Determining an individual's United States residency during the current year is made by counting all of the days the individual was physically present in the United States in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income purposes as if they were United States citizens.

      This discussion does not consider, among other things:

      . United States state and local or non-United States tax consequences;

      . specific facts and circumstances that may be relevant to a particular non-United States holder's tax position, including, if the non-United States holder is a partnership or trust, the fact that the United States tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

      . the tax consequences to the stockholders, partners or beneficiaries of a non-United States holder;

      . special tax rules that may apply to particular non-United States holders, such as financial institutions, insurance companies, tax-exempt organizations, United States expatriates, broker-dealers, and traders in securities; or

      . special tax rules that may apply to non-United States holders that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

      The following discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, applicable United States Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-United States holder holds our common stock as a capital asset for United States federal income tax purposes. EACH NON-UNITED STATES HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, ESTATE, GIFT AND NON-UNITED STATES INCOME, ESTATE, GIFT AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

      We do not anticipate paying cash dividends on our common stock in the foreseeable future. In the event, however, that we pay dividends on our common stock, the gross amount of such dividends shall be subject to United States federal tax withholding at a rate of 30%, or a lower rate under an applicable income tax treaty. A non-United States holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. Non-United States holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      Except to the extent that an applicable tax treaty otherwise provides, dividends that are effectively connected with a non-United States holder's conduct of a trade or business in the United States are taxed in the same manner as the dividends of United States persons. If such non-United States holder is a foreign corporation, it may also be subject to an additional United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI to the payor.

      A non-United States holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certifications and other requirements. However,

      . in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

      . in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a foreign complex trust, foreign simple trust, or foreign grantor trust as defined in the United States Treasury regulations; and

      . look through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

      A non-United States holder which is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these United States Treasury regulations and the certification requirements applicable to it.

      A non-United States holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any amounts withheld in excess of the amounts required by filing an appropriate claim for a refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

      A non-United States holder generally will not be subject to any United States federal income tax or withholding tax on any gain recognized on a disposition of our common stock unless:

      . the gain is effectively connected with the non-United States holder's conduct of a trade or business in the United States, and in the event that an income tax treaty applies, is also attributable to a permanent establishment maintained by the non-United States holder in the United States;

      . the non-United States holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

      . the holder is subject to tax pursuant to United States provisions applicable to certain United States expatriates; or

      . we are or have been a United States real property holding corporation for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-United States holder held our common stock.

      Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a United States real property holding corporation generally will not apply to a non-United States holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate in the future becoming, a United States real property holding corporation.

FEDERAL ESTATE TAX

      Our common stock that is owned or is treated as owned by an individual who is a non-United States holder at the time of death will be included in that individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

      We must report annually to the United States Internal Revenue Service and to each non-United States holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and that withholding may also be made available to the tax authorities in the country in which the non-United States holder is a resident under the provisions of an applicable income tax treaty or agreement or as required under local law.

      Under some circumstances, United States Treasury regulations require additional information reporting and backup withholding at a rate of 30.5%, subject to periodic reductions, on some payments on our common stock. The gross amount of dividends not otherwise subject to United States federal withholding tax paid to a non-United States holder that fails to certify its non-United States holder status in accordance with applicable United States Treasury regulations generally will be subject to backup withholding at the above rate.

      The payment of the proceeds from the disposition of our common stock by a non-United States holder to or through the United States office of a broker generally will be reported to the United States Internal Revenue Service and reduced by backup withholding at the above rate unless the non-United States holder either certifies its status as a non-United States holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds from the disposition of our common stock by a non-United States holder to or through a non-United States office of a non-United States broker will not be reduced by backup withholding or reported to the United States Internal Revenue Service unless the non-United States broker is a United States related person. In general, the payment of the proceeds from the disposition of our common stock by or through a non-United States office of a broker that is a United States person or a United States related person will be reported to the United States Internal Revenue Service and may in limited circumstances be reduced by backup withholding at the above rate, unless the broker receives a statement from the non-United States holder, signed under penalties of perjury, certifying its non-United States status or the broker has documentary evidence in its files that the holder is a non-United States holder and the broker has no actual knowledge to the contrary. For this purpose, a United States related person is generally:

      . a controlled foreign corporation for United States federal income tax purposes;

      . a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business; or

      . a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interests in the partnership is owned by United States persons, or (B) the partnership is engaged in a United States trade or business.

      Non-United States holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

      Any amounts withheld under the backup withholding rules from a payment to a non-United States holder will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the United States Internal Revenue Service.

                                 UNDERWRITING

      We intend to offer the shares through the underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                              NUMBER
         UNDERWRITERS                        OF SHARES
         ------------                        ---------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................
U.S. Bancorp Piper Jaffray Inc..............
Thomas Weisel Partners LLC..................
Pacific Growth Equities, Inc................
                                             ----
        Total...............................
                                             ====

      The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in the case of a default with respect to more than 10% of the aggregate number of shares to be purchased, the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of certain legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

      The representative has advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession
not in excess of $       per share. The underwriters may allow, and the dealers
may reallow, a discount not in excess of $       per share to other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. This information assumes either no exercise or full exercise by the underwriters of their overallotment option.

                                          PER SHARE WITHOUT OPTION WITH OPTION
                                          --------- -------------- -----------
Public offering price....................     $           $             $
Underwriting discount....................     $           $             $
Proceeds, before expenses, to LipoScience     $           $             $


      The expenses of the offering, not including the underwriting discount,
are estimated at $   and are payable by us.

OVERALLOTMENT OPTION

      We have granted an option to the underwriters to purchase up to additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

RESERVED SHARES

      At our request, the underwriters have reserved for sale, at the initial
public offering price, up to        shares offered by this prospectus for sale
to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

      We and our executive officers and directors and all holders of at least 1% of our outstanding securities prior to the offering have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

      . offer, pledge, sell or contract to sell any common stock;

      . sell any option or contract to purchase any common stock;

      . purchase any option or contract to sell any common stock;

      . grant any option, right or warrant for the sale of any common stock;

      . lend or otherwise dispose of or transfer any common stock;

      . request or demand that we file a registration statement related to common stock; or

      . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

However, we may issue shares of common stock pursuant to:

      . the exercise of an outstanding option or warrant or the conversion of an outstanding security referred to in this prospectus;

      . existing employee benefit plans referred to in this prospectus; and

      . any non-employee director stock plan or dividend reinvestment plan.

      This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

      We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "LIPO."

      Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

      . the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

      . our financial information;

      . the history of, and the prospects for, our company and the industry in which we compete;

      . an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

      . the present state of our development; and

      . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      An active trading market for our shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

      The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

      Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater that the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

      One of the underwriters has provided investment banking and advisory services to us. This underwriter has received customary fees and commissions for these services. One or more of the underwriters and their affiliates may in the future engage in investment banking, advisory services and other commercial dealings in the ordinary course of business with us.

INTERNET DELIVERY OF PROSPECTUS

      Merrill Lynch will be facilitating internet distribution for the offering to some of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to the offering is not a part of this prospectus.

                                 LEGAL MATTERS


      Hutchison & Mason PLLC, Raleigh, North Carolina will pass upon for us the validity of the common stock offered by this prospectus, and other legal matters related to this offering will be passed upon for us by Hale and Dorr LLP and Hutchison & Mason PLLC. As of the date of this prospectus, Hutchison & Mason PLLC beneficially owns 30,000 shares of our common stock. Helga L. Leftwich, a member of Hutchison & Mason PLLC, currently serves as assistant secretary of LipoScience. Legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling.


                                    EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

      You can read the registration statement and our future SEC filings, over the Internet at the SEC's web site at HTTP://WWW.SEC.GOV. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                               LIPOSCIENCE, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                PAGE
                                                                                                ----
Report of Independent Auditors................................................................. F-2
Balance Sheets at December 31, 2000 and 2001................................................... F-3
Statements of Operations for the years ended December 31, 1999, 2000 and 2001.................. F-4
Statements of Redeemable Preferred Stock and Stockholders' Equity (Deficit) for the years ended
  December 31, 1999, 2000 and 2001............................................................. F-5
Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001.................. F-6
Notes to Financial Statements.................................................................. F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
LipoScience, Inc.

We have audited the accompanying balance sheets of LipoScience, Inc. as of December 31, 2000 and 2001, and the related statements of operations, redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LipoScience, Inc. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Raleigh, North Carolina
January 25, 2002

                               LIPOSCIENCE, INC.

                                BALANCE SHEETS

                                                                                  PRO FORMA
                                                           DECEMBER 31           DECEMBER 31
                                                    -------------------------    ------------
                                                       2000           2001          2001
                                                    -----------   ------------   ------------
ASSETS                                                                            (UNAUDITED)
                                                                                   (NOTE 1)
Current assets:
   Cash and cash equivalents....................... $ 6,021,917   $  8,306,044
   Accounts receivable, net of allowance for
    uncollectible accounts of $3,268,331 and
    $4,838,716 at December 31, 2000 and 2001,
    respectively...................................   1,496,550      6,676,235
   Prepaid expenses and other......................      45,442        211,954

                                                    -----------   ------------
Total current assets...............................   7,563,909     15,194,233
Property and equipment, net of accumulated
 depreciation of $501,257 and $1,093,314 at
 December 31, 2000 and 2001, respectively..........   1,483,212      2,965,036
Other noncurrent assets:
   Restricted cash.................................     146,550        155,108
   Intangible assets, net of accumulated
    amortization of $13,782 and $17,202 at
    December 31, 2000 and 2001, respectively.......      73,516        128,258
   Deferred financing costs........................          --      1,053,190
   Other noncurrent assets.........................     126,726        144,879

                                                    -----------   ------------
   Total other noncurrent assets...................     346,792      1,481,435

                                                    -----------   ------------
Total assets....................................... $ 9,393,913   $ 19,640,704

                                                    ===========   ============
LIABILITIES AND REDEEMABLE PREFERRED STOCK AND
 STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Accounts payable................................ $   667,740   $     84,200
   Accrued expenses................................     480,802      1,314,924
   Deferred revenue................................      22,448         10,633
   Current maturities of long-term debt............     139,254        386,754
   Current obligation under capital leases.........     190,125        195,227
   Line of credit..................................     911,888        111,888
   Convertible promissory notes--related parties...          --         50,000

                                                    -----------   ------------
Total current liabilities..........................   2,412,257      2,153,626
Long-term liabilities:
   Long-term debt, less current maturities.........     534,637        942,570
   Long-term obligation under capital leases,
    less current portion...........................     314,333        119,532
   Convertible promissory notes--related parties...     250,000             --

                                                    -----------   ------------
Total liabilities..................................   3,511,227      3,215,728
Series D Redeemable Convertible Preferred Stock,
 par value $.001; 3,544,062 shares designated,
 962,644 and 3,480,473 shares issued and
 outstanding at December 31, 2000 and 2001,
 respectively; aggregate liquidation preference
 of $18,168,069....................................   4,668,586     17,129,751   $         --
Stockholders' equity (deficit):
   Series A Convertible Preferred Stock, par
    value $.001; 300,000 shares designated,
    197,145 and 241,589 shares issued and
    outstanding at December 31, 2000 and 2001,
    respectively; aggregate liquidation
    preference of $1,366,202.......................         197            242             --
   Series B Convertible Preferred Stock, par
    value $.001; 166,667 shares designated,
    159,536 shares issued and outstanding at
    December 31, 2000 and 2001; aggregate
    liquidation preference of $957,216.............         160            160             --
   Series C Convertible Preferred Stock, par
    value $.001; 1,275,000 shares designated,
    1,274,774 shares issued and outstanding at
    December 31, 2000 and 2001; aggregate
    liquidation preference of $5,099,096...........       1,275          1,275             --
   Common stock, $.001 par value; 18,000,000
    shares authorized, 3,087,723 and 3,295,174
    shares issued and outstanding at December 31,
    2000 and 2001, 11,716,607 shares issued and
    outstanding pro forma..........................       3,088          3,295         11,717
   Deferred compensation...........................    (645,015)    (2,281,620)    (2,281,620)
   Additional paid-in capital......................   8,846,288     11,976,626     30,162,707
   Accumulated deficit.............................  (6,991,893)   (10,404,753)   (11,443,071)
                                                    -----------   ------------   ------------
Total stockholders' equity (deficit)...............   1,214,100       (704,775)  $ 16,449,733
                                                    -----------   ------------   ============
Total liabilities and redeemable preferred stock
 and stockholders' equity (deficit)................ $ 9,393,913   $ 19,640,704

                                                    ===========   ============

                            SEE ACCOMPANYING NOTES.

                               LIPOSCIENCE, INC.

                           STATEMENTS OF OPERATIONS

                                                        YEAR ENDED DECEMBER 31
                                                -------------------------------------
                                                   1999         2000         2001
                                                -----------  -----------  -----------
Net revenues................................... $ 1,397,996  $ 6,225,609  $18,478,533
Cost of revenues...............................     859,234    1,999,429    4,953,961
                                                -----------  -----------  -----------
Gross profit...................................     538,762    4,226,180   13,524,572

Operating expenses:
   Research and development....................     343,774      714,557    1,276,684
   Sales and marketing.........................     889,451    2,045,505    7,956,214
   General and administrative..................   1,284,709    4,639,474    7,259,027
                                                -----------  -----------  -----------
Total operating expenses.......................   2,517,934    7,399,536   16,491,925
                                                -----------  -----------  -----------
Loss from operations...........................  (1,979,172)  (3,173,356)  (2,967,353)

Other income (expense):
   Interest income.............................      43,378      106,152      536,196
   Interest expense............................    (211,059)    (168,906)    (216,244)
   Other expense...............................          --           --     (561,969)
                                                -----------  -----------  -----------
Total other income (expense)...................    (167,681)     (62,754)    (242,017)
                                                -----------  -----------  -----------
Net loss.......................................  (2,146,853)  (3,236,110)  (3,209,370)
Accretion on Series D Redeemable Convertible
  Preferred Stock..............................          --        1,766      203,490
                                                -----------  -----------  -----------
Net loss attributable to common stockholders... $(2,146,853) $(3,237,876) $(3,412,860)
                                                ===========  ===========  ===========
Basic and diluted net loss per common share.... $     (1.13) $     (1.06) $     (1.09)
                                                ===========  ===========  ===========
Shares used in computing basic and diluted net
  loss per common share........................   1,907,521    3,057,089    3,134,569
                                                ===========  ===========  ===========
Pro forma basic and diluted net loss per common
  share (unaudited)............................                           $     (0.31)

                                                                          ===========
Pro forma weighted-average common shares
  outstanding--basic and diluted (unaudited)...                            11,170,287

                                                                          ===========

                            SEE ACCOMPANYING NOTES.

                               LIPOSCIENCE, INC.

  STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                        SERIES D REDEEMABLE
                                                            CONVERTIBLE           ---------------------------------
                                                          PREFERRED STOCK            SERIES A         SERIES B
                                                       ---------------------      --------------   --------------
                                                        SHARES       AMOUNT       SHARES    AMOUNT SHARES    AMOUNT
                                                       ---------   -----------    -------   ------ -------   ------
Balance at December 31, 1998..........................        --   $        --    186,034   $186   159,536   $160
 Issuance of common stock for services................        --            --         --     --        --     --
 Issuance of warrants in connection with
  the issuance of Series C convertible notes..........        --            --         --     --        --     --
 Beneficial conversion feature of Series C convertible
  notes...............................................        --            --         --     --        --     --
 Issuance of Series C Convertible Preferred Stock.....        --            --         --     --        --     --
 Stock issuance costs.................................        --            --         --     --        --     --
 Conversion of promissory notes and accrued interest..        --            --         --     --        --     --
 Exercise of warrants.................................        --            --         --     --        --     --
 Deferred compensation related to grant of stock
  options.............................................        --            --         --     --        --     --
 Amortization of deferred compensation................        --            --         --     --        --     --
 Net loss for 1999....................................        --            --         --     --        --     --
                                                       ---------   -----------    -------    ----  -------    ----
Balance at December 31, 1999..........................        --            --    186,034    186   159,536    160
 Collection of subscriptions receivable...............        --            --         --     --        --     --
 Issuance of non-employee option for services.........        --            --         --     --        --     --
 Exercise of options and warrants.....................        --            --         --     --        --     --
 Conversion of promissory notes and accrued interest..        --            --         --     --        --     --
 Conversion of promissory notes--related party........        --            --     11,111     11        --     --
 Issuance of Series C Convertible Preferred Stock.....        --            --         --     --        --     --
 Issuance of Series D Redeemable Convertible
  Preferred Stock.....................................   962,644     5,025,001         --     --        --     --
 Stock issuance costs.................................        --      (358,181)        --     --        --     --
 Accretion on Series D Redeemable Convertible
  Preferred Stock.....................................        --         1,766         --     --        --     --
 Deferred compensation related to grant of stock
  options.............................................        --            --         --     --        --     --
 Amortization of deferred compensation................        --            --         --     --        --     --
 Net loss for 2000....................................        --            --         --     --        --     --
                                                       ---------   -----------    -------    ----  -------    ----
Balance at December 31, 2000..........................   962,644     4,668,586    197,145    197   159,536    160
 Exercise of options and warrants.....................        --            --         --     --        --     --
 Conversion of promissory notes--related party........        --            --     44,444     45        --     --
 Issuance of Series D Redeemable Convertible
  Preferred Stock..................................... 2,517,829    13,143,067         --     --        --     --
 Stock issuance costs.................................        --      (705,392)        --     --        --     --
 Accretion on Series D Redeemable Convertible
  Preferred Stock.....................................        --       203,490         --     --        --     --
 Deferred compensation related to grant of stock
  options.............................................        --            --         --     --        --     --
 Amortization of deferred compensation................        --            --         --     --        --     --
 Warrants issued to placement agent...................        --      (180,000)        --     --        --     --
 Warrants issued to holders of Series D Redeemable
  Convertible Preferred Stock.........................        --            --         --     --        --     --
 Warrants issued in connection with loan agreement....        --            --         --     --        --     --
 Net loss for 2001....................................        --            --         --     --        --     --
                                                       ---------   -----------    -------    ----  -------    ----
Balance at December 31, 2001.......................... 3,480,473   $17,129,751    241,589   $242   159,536   $160
                                                       =========   ===========    =======    ====  =======    ====



                                                           SERIES C           COMMON STOCK
                                                       ----------------     ----------------       DEFERRED     SUBSCRIPTIONS
                                                        SHARES     AMOUNT    SHARES     AMOUNT   COMPENSATION    RECEIVABLE
                                                       ---------   ------   ---------   ------   ------------   -------------
Balance at December 31, 1998..........................        -- $   --     3,023,112  $3,023     $ (45,722)    $     --
 Issuance of common stock for services................        --     --        25,428      25            --           --
 Issuance of warrants in connection with
  the issuance of Series C convertible notes..........        --     --            --      --            --           --
 Beneficial conversion feature of Series C convertible
  notes...............................................        --     --            --      --            --           --
 Issuance of Series C Convertible Preferred Stock.....   486,490    487            --      --            --     (449,960)
 Stock issuance costs.................................        --     --            --      --            --           --
 Conversion of promissory notes and accrued interest..   105,079    105            --      --            --           --
 Exercise of warrants.................................        --     --         1,406       2            --           (9)
 Deferred compensation related to grant of stock
  options.............................................        --     --            --      --        (1,250)          --
 Amortization of deferred compensation................        --     --            --      --        45,754           --
 Net loss for 1999....................................        --     --            --      --            --           --
                                                       ---------   ------   ---------  ------   -----------     --------
Balance at December 31, 1999..........................   591,569    592     3,049,946   3,050        (1,218)    (449,969)
 Collection of subscriptions receivable...............        --     --            --      --            --      449,969
 Issuance of non-employee option for services.........        --     --            --      --            --           --
 Exercise of options and warrants.....................        --     --        37,777      38            --           --
 Conversion of promissory notes and accrued interest..   294,150    294            --      --            --           --
 Conversion of promissory notes--related party........        --     --            --      --            --           --
 Issuance of Series C Convertible Preferred Stock.....   389,055    389            --      --            --           --
 Issuance of Series D Redeemable Convertible
  Preferred Stock.....................................        --     --            --      --            --           --
 Stock issuance costs.................................        --     --            --      --            --           --
 Accretion on Series D Redeemable Convertible
  Preferred Stock.....................................        --     --            --      --            --           --
 Deferred compensation related to grant of stock
  options.............................................        --     --            --      --    (1,172,798)          --
 Amortization of deferred compensation................        --     --            --      --       529,001           --
 Net loss for 2000....................................        --     --            --      --            --           --
                                                       --------- ------     ---------  ------   -----------     --------
Balance at December 31, 2000.......................... 1,274,774  1,275     3,087,723   3,088      (645,015)          --
 Exercise of options and warrants.....................        --     --       207,451     207            --           --
 Conversion of promissory notes--related party........        --     --            --      --            --           --
 Issuance of Series D Redeemable Convertible
  Preferred Stock.....................................        --     --            --      --            --           --
 Stock issuance costs.................................        --     --            --      --            --           --
 Accretion on Series D Redeemable Convertible
  Preferred Stock.....................................        --     --            --      --            --           --
 Deferred compensation related to grant of stock
  options.............................................        --     --            --      --    (2,117,641)          --
 Amortization of deferred compensation................        --     --            --      --       481,036           --
 Warrants issued to placement agent...................        --     --            --      --            --           --
 Warrants issued to holders of Series D Redeemable
  Convertible Preferred Stock.........................        --     --            --      --            --           --
 Warrants issued in connection with loan agreement....        --     --            --      --            --           --
 Net loss for 2001....................................        --     --            --      --            --           --
                                                       --------- ------     ---------  ------   -----------     --------
Balance at December 31, 2001.......................... 1,274,774 $1,275     3,295,174  $3,295   $(2,281,620)    $     --
                                                       ========= ======     =========  ======   ===========     ========



                                                       ADDITIONAL                          TOTAL
                                                        PAID-IN       ACCUMULATED      STOCKHOLDERS'
                                                        CAPITAL         DEFICIT       EQUITY (DEFICIT)
                                                       -----------    ------------    ----------------
Balance at December 31, 1998.......................... $ 2,323,527  $ (1,607,164)  $   674,010
 Issuance of common stock for services................       7,537            --         7,562
 Issuance of warrants in connection with
  the issuance of Series C convertible notes..........      27,660            --        27,660
 Beneficial conversion feature of Series C convertible
  notes...............................................      27,660            --        27,660
 Issuance of Series C Convertible Preferred Stock.....   1,945,473            --     1,496,000
 Stock issuance costs.................................     (10,157)           --       (10,157)
 Conversion of promissory notes and accrued interest..     420,205            --       420,310
 Exercise of warrants.................................           7            --            --
 Deferred compensation related to grant of stock
  options.............................................       1,250            --            --
 Amortization of deferred compensation................          --            --        45,754
 Net loss for 1999....................................          --    (2,146,853)   (2,146,853)
                                                       -----------    ------------      -----------
Balance at December 31, 1999..........................   4,743,162    (3,754,017)      541,946
 Collection of subscriptions receivable...............          --            --       449,969
 Issuance of non-employee option for services.........     148,500            --       148,500
 Exercise of options and warrants.....................      11,084            --        11,122
 Conversion of promissory notes and accrued interest..   1,176,306            --     1,176,600
 Conversion of promissory notes--related party........      49,989            --        50,000
 Issuance of Series C Convertible Preferred Stock.....   1,555,831            --     1,556,220
 Issuance of Series D Redeemable Convertible
  Preferred Stock.....................................          --            --            --
 Stock issuance costs.................................     (11,382)           --       (11,382)
 Accretion on Series D Redeemable Convertible
  Preferred Stock.....................................          --        (1,766)       (1,766)
 Deferred compensation related to grant of stock
  options.............................................   1,172,798            --            --
 Amortization of deferred compensation................          --            --       529,001
 Net loss for 2000....................................          --    (3,236,110)   (3,236,110)
                                                       -----------    ------------      -----------
Balance at December 31, 2000..........................   8,846,288    (6,991,893)    1,214,100
 Exercise of options and warrants.....................      28,907            --        29,114
 Conversion of promissory notes--related party........     199,955            --       200,000
 Issuance of Series D Redeemable Convertible
  Preferred Stock.....................................          --            --            --
 Stock issuance costs.................................         (60)           --           (60)
 Accretion on Series D Redeemable Convertible
  Preferred Stock.....................................          --      (203,490)     (203,490)
 Deferred compensation related to grant of stock
  options.............................................   2,117,641            --            --
 Amortization of deferred compensation................          --            --       481,036
 Warrants issued to placement agent...................     180,000            --       180,000
 Warrants issued to holders of Series D Redeemable
  Convertible Preferred Stock.........................     561,969            --       561,969
 Warrants issued in connection with loan agreement....      41,926            --        41,926
 Net loss for 2001....................................          --    (3,209,370)   (3,209,370)
                                                       -----------    ------------      -----------
Balance at December 31, 2001.......................... $11,976,626  $(10,404,753)  $  (704,775)
                                                       ===========    ============      ===========

                            SEE ACCOMPANYING NOTES.

                               LIPOSCIENCE, INC.

                           STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED DECEMBER 31
                                                                              -------------------------------------
                                                                                 1999         2000         2001
                                                                              -----------  -----------  -----------
OPERATING ACTIVITIES
Net loss..................................................................... $(2,146,853) $(3,236,110) $(3,209,370)
Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization............................................     160,380      291,517      595,477
    Loss on sale of fixed assets.............................................          --           --          523
    Amortization of debt discount............................................      21,489       33,831           --
    Amortization of deferred compensation....................................      45,754      529,001      481,036
    Stock issued for services................................................       7,562           --           --
    Non-cash issuance of non-employee options for services...................          --      148,500           --
    Non-cash issuance of warrants to holders of preferred stock..............          --           --      561,969
    Warrants issued in connection with loan agreements.......................          --           --       41,926
    Changes in operating assets and liabilities:
       Accounts receivable, net..............................................     (41,283)  (1,349,030)  (5,179,685)
       Prepaid expenses and other............................................     (63,412)      18,781     (166,512)
       Other noncurrent assets...............................................      25,000     (126,417)     (18,153)
       Accounts payable, accrued expenses and other current liabilities......     457,370      683,238      238,767
                                                                              -----------  -----------  -----------
Net cash used in operating activities........................................  (1,533,993)  (3,006,689)  (6,654,022)

INVESTING ACTIVITIES
Purchase of property and equipment...........................................    (132,034)    (812,996)  (1,588,552)
Proceeds from the sale of fixed assets.......................................          --           --          200
Capitalized patent and trademark costs.......................................     (31,675)      (9,274)     (58,162)
                                                                              -----------  -----------  -----------
Net cash used in investing activities........................................    (163,709)    (822,270)  (1,646,514)

FINANCING ACTIVITIES
Net borrowings (payments) on line of credit..................................          --      911,888     (800,000)
Proceeds from convertible promissory notes...................................   1,503,000           --           --
Proceeds from long-term debt.................................................     158,795      537,588      458,590
Principal payments on long-term debt.........................................     (41,407)     (62,205)    (289,210)
Principal payments on capital leases.........................................    (135,196)    (164,587)    (189,699)
Restricted cash for capital leases...........................................     (53,233)      (3,317)      (8,558)
Proceeds from issuance of common stock.......................................          --       11,122       29,055
Proceeds from issuance of convertible preferred stock, net of issuance costs.   1,485,843    1,544,838           --
Deferred financing costs.....................................................          --           --   (1,053,190)
Collection of subscriptions receivable.......................................          --      449,969           --
Proceeds from issuance of Series D Redeemable Convertible Preferred Stock,
 net of issuance costs.......................................................          --    4,666,820   12,437,675
                                                                              -----------  -----------  -----------
Net cash provided by financing activities....................................   2,917,802    7,892,116   10,584,663
                                                                              -----------  -----------  -----------
Net increase in cash and cash equivalents....................................   1,220,100    4,063,157    2,284,127
Cash and cash equivalents at beginning of year...............................     738,660    1,958,760    6,021,917
                                                                              -----------  -----------  -----------
Cash and cash equivalents at end of year..................................... $ 1,958,760  $ 6,021,917  $ 8,306,044
                                                                              ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest....................................................... $    92,558  $    80,822  $   209,055
                                                                              ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Series C Convertible Preferred Stock subscriptions receivable................ $   449,969  $        --  $        --
                                                                              ===========  ===========  ===========
Acquisition of equipment under capital leases and long-term debt............. $   268,323  $    44,830  $   486,054
                                                                              ===========  ===========  ===========
Issuance of Series C Convertible Preferred Stock upon conversion of
 promissory notes and accrued interest....................................... $   420,310  $ 1,176,600  $        --
                                                                              ===========  ===========  ===========
Issuance of Series A Convertible Preferred Stock upon conversion of
 convertible promissory notes--related party................................. $        --  $    50,000  $   200,000
                                                                              ===========  ===========  ===========
Issuance of common stock warrants as stock issuance costs.................... $        --  $        --  $   180,000
                                                                              ===========  ===========  ===========

                            SEE ACCOMPANYING NOTES.

                               LIPOSCIENCE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 2001

1.  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

      LipoScience, Inc. ("LipoScience" or the "Company") is a medical technology company that is developing and marketing new clinical diagnostic applications of Nuclear Magnetic Resonance ("NMR") spectroscopy in the areas of cardiovascular disease and metabolic disorders. The Company began selling the NMR LIPOPROFILE test, its first product, in 1997 to clinical research clients, such as academic investigators, pharmaceutical companies and government laboratories, for use in their clinical trials and other studies. In early 1999, the Company initiated marketing and sales of its NMR LIPOPROFILE test to physicians and other healthcare professionals for use in patient care. In February 2002, the Company changed its name from LipoMed, Inc. to LipoScience, Inc.

UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

      The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission ("SEC") permitting the Company to sell shares of common stock in an initial public offering ("IPO"). If the IPO is consummated as presently anticipated, all shares of the Series A, Series B, Series C and Series D preferred stock will automatically convert into shares of common stock at a 1-for-1 conversion ratio. The unaudited pro forma stockholders' equity reflects the conversion of the Series A, Series B, Series C and Series D preferred shares into 8,336,227 shares of the common stock as if conversion had occurred as of December 31, 2001. The unaudited pro forma stockholders' equity also includes (a) the exercise of warrants to purchase an aggregate of 77,220 shares of common stock for aggregate proceeds of $232, which warrants will terminate if not exercised upon completion of the planned initial public offering, (b) the exercise of warrants to purchase an aggregate of 7,986 shares of common stock for aggregate proceeds of $24,525, which warrants will be automatically net exercised in accordance with their terms if not exercised by the holder prior to completion of the planned initial public offering, and (c) $1.0 million of stock issuance costs that are being accreted into the carrying value of the Series D Redeemable Convertible Preferred Stock ("Series D") and which will be recorded as an increase to accumulated deficit upon automatic conversion of the Series D at the completion of the planned initial public offering.

REVENUE RECOGNITION

      Revenues are recognized on the accrual basis at the time final tests results are reported to the patient care clients. Testing services provided to certain patients are covered by various governmental programs, primarily Medicare and programs with commercial insurance carriers, including managed care organizations. Billings for services under governmental programs are included in revenues net of contractual adjustments. These contractual adjustments represent the difference between the list price for tests performed and the reimbursement rate set by governmental programs. Adjustments to the estimated payment amounts, based on final settlement with the programs, are recorded upon settlement as an adjustment to revenues.

      Revenues from governmental and commercial research contracts are recognized as contract research costs are incurred, according to the provisions of each agreement. Amounts received in advance of performance are recorded as deferred revenue. Contract research costs include all direct material and labor costs, equipment costs and fringe benefits.

                               LIPOSCIENCE, INC.

      Patient care represented 66%, 84% and 93% of the Company's net revenues for the years ended December 31, 1999, 2000 and 2001, respectively, and research contracts represented 34%, 16% and 7% of the Company's net revenues for the years ended December 31, 1999, 2000 and 2001, respectively. During 1999, 2000 and 2001, approximately 11%, 11% and 11%, respectively, of the Company's net revenues were derived from tests performed for beneficiaries of the Medicare program.


      In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"), which provides guidance on the recognition, presentation and disclosures of revenue in financial statements filed with the SEC. SAB 101, as amended by SAB 101A and SAB 101B, outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The adoption of SAB 101 did not have a significant impact on the Company's revenue recognition policies for any period presented.


      Billing for clinical laboratory testing services is complex. Tests are performed in advance of payment and without certainty as to the outcome of the billing process, which may negatively affect revenues, cash flow and profitability. Payments are received from individual patients and from a variety of payors, including commercial insurance companies, including managed care organizations, clinical diagnostic laboratories and governmental payors, primarily Medicare. Each payor typically has different billing requirements, and the billing requirements of many payors have become increasingly stringent. In addition, in some cases a payor may not provide reimbursement unless it has determined that the test is medically necessary and the laboratory has provided a diagnosis code for the test.

      The Company generally assumes the financial risk related to collection, including the potential uncollectibility of accounts and delays due to incorrect and missing information and the other complex factors identified above. Delays in collection and uncollectible bills may negatively affect net revenues, cash flow and profitability.

USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions used.

FAIR VALUE OF FINANCIAL INSTRUMENTS

      For financial statement instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, the carrying amount approximated fair value because of their short maturity. The carrying value of the Company's notes payable and capital lease obligation approximated fair value because the interest rates under those obligations approximated market rates of interest available to the Company for similar instruments.

CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost and the carrying amounts approximate fair value. The Company maintains cash in accounts which are in excess of federally insured limits.

                               LIPOSCIENCE, INC.

1.  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE

      Accounts receivable are reported net of uncollectibles. Accounts receivable are primarily amounts due from physicians, patients, governmental programs (primarily Medicare) and other third-party payors such as commercial insurance companies, including managed care organizations, for the Company's clinical diagnostic products.

      The accounts receivable allowance considered necessary to cover uncollectibles is based on management's analysis of current and past due accounts, collection experience in relation to amounts billed, patient mix and other relevant information. The Company's provision for uncollectible accounts is also recorded as bad debt expense and included in general and administrative expenses. Although the Company believes amounts provided are adequate, the ultimate amounts of uncollectible accounts receivable could be in excess of the amounts provided.

DEFERRED FINANCING COSTS

      Deferred financing costs, which have been substantially paid, represent certain legal, accounting and other costs related to the Company's planned initial public offering. These costs will be netted against the proceeds from the planned initial public offering and reflected in stockholders' equity.

PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost. Property and equipment financed under capital leases are initially recorded at the present value of minimum lease payments at the inception of the lease. Amortization of assets financed under capital leases is included with purchased property and equipment as part of depreciation and amortization.

      Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Property and equipment under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Depreciable lives range from three to seven years for laboratory equipment, office equipment and furniture and fixtures and three years for software.

IMPAIRMENT OF LONG-LIVED ASSETS

      The Company assesses the realizability of the carrying value of its investment in long-lived assets whenever events or changes in circumstances indicate that an impairment may have occurred in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for Impairment of Long-Lived Assets and Assets to be Disposed of." As of December 31, 2001, the Company has determined that no such impairment exists.

INTANGIBLE ASSETS

      Intangible assets include patent costs, trademark costs and technology licenses which are capitalized and amortized over estimated useful lives (generally nine to 14 years) using the straight-line method. Patent costs are expensed if the patent is not granted. On an ongoing basis, the Company assesses the recoverability of its intangible assets by determining its ability to generate undiscounted future cash flows sufficient to recover the

                               LIPOSCIENCE, INC.

unamortized balances over the remaining useful lives. Intangible assets determined to be unrecoverable are expensed in the period in which the determination is made. During the years ended December 31, 1999, 2000 and 2001, the Company recorded amortization expense on intangible assets of $3,420, $3,420 and $3,420, respectively.

SIGNIFICANT CONCENTRATIONS

      The Company operates in a single industry and is engaged in developing and marketing tests for assessing and managing cardiovascular disease and metabolic disorders. The Company's principal financial instruments subject to potential concentration of credit risk are accounts receivable, which are unsecured.

      Net revenues from customers representing 10% or more of total net revenues for the respective years, are summarized as follows:

           YEAR ENDED DECEMBER 31
           ---------------------
           1999        2000  2001
           ----        ----  ----
Customer 1  11%         11%   11%
Customer 2  --          21%   --

Additionally, 10% and 4% of the Company's accounts receivable were due from these significant customers at December 31, 2000 and 2001, respectively.

RESEARCH AND DEVELOPMENT EXPENSES

      Research and development expenses include all costs associated with the development of nuclear magnetic resonance technology products and are charged to expense as incurred. Research and development expenses include direct costs and an allocation of indirect costs, including amortization, depreciation, telephone, rent, supplies, insurance and repairs and maintenance.

INCOME TAXES

      Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

ADVERTISING

      Advertising costs, which are included in sales and marketing expenses, are expensed as incurred. Advertising expense is $86,564, $146,047 and $460,748 for the years ended December 31, 1999, 2000 and 2001, respectively.

STOCK-BASED COMPENSATION

      The Company accounts for stock options issued to employees in accordance with Accounting Principles

                               LIPOSCIENCE, INC.

1.  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, no compensation expense is recognized for stock or stock options issued with an exercise price equivalent to the fair value of the Company's common stock on the date of grant. Stock options and other equity instruments granted or issued to consultants and others who are not employees or directors are accounted for with the fair value method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). For companies that continue to account for stock-based compensation arrangements under APB 25, SFAS 123 requires disclosure of the pro forma effect on net income (loss) as if the fair value based method prescribed by SFAS 123 had been applied. The Company has adopted the pro forma disclosure requirements of SFAS 123.

NET LOSS PER SHARE

      Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, "Earnings per Share" ("SFAS 128"), for all periods presented. Following the guidance given by the Securities and Exchange Commission in Staff Accounting Bulletin No. 98, common stock or convertible preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. The Company has not issued or granted shares for nominal consideration.

      In accordance with SFAS 128, basic and diluted net loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the period. Pro forma basic and diluted net loss per common share, as presented in the statements of operations, have been computed for the years ended December 31, 2001, as described above, and also give effect to the conversion of the convertible preferred stock that will automatically convert to common stock immediately prior to the completion of the Company's planned initial public offering (using the if-converted method) from the original date of issuance.

      The following table presents the calculation of basic, diluted and pro forma basic and diluted net loss per common share:

                                                                             YEAR ENDED DECEMBER 31
                                                                     -------------------------------------
                                                                        1999         2000         2001
                                                                     -----------  -----------  -----------
Net loss attributable to common stockholders........................ $(2,146,853) $(3,237,876) $(3,412,860)
                                                                     ===========  ===========  ===========
Weighted-average shares used in computing basic and diluted net
  loss per common share.............................................   1,907,521    3,057,089    3,134,569
                                                                     ===========  ===========  ===========

Basic and diluted net loss per common share......................... $     (1.13) $     (1.06) $     (1.09)
                                                                     ===========  ===========  ===========

Pro forma:
   Shares used above................................................                             3,134,569
   Pro forma adjustment to reflect weighted effect of conversion of
     convertible preferred stock (unaudited)........................                             8,035,718

                                                                                               -----------
   Shares used in computing pro forma basic and diluted net loss
     per common share (unaudited)...................................                            11,170,287

                                                                                               ===========
Pro forma basic and diluted net loss per common share
  (unaudited).......................................................                           $     (0.31)

                                                                                               ===========

                               LIPOSCIENCE, INC.

1.  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      The Company has excluded all convertible preferred stock, outstanding stock options and warrants from the calculation of net loss per common share because such securities are antidilutive for all periods presented. Had the Company been in a net income position, these securities may have been included in the calculation. These potentially dilutive securities consist of the following:

                                     YEAR ENDED DECEMBER 31
                                 ------------------------------
                                   1999      2000       2001
                                 --------- --------- ----------
Convertible preferred stock..... 1,065,904 2,881,567  8,035,718
Outstanding common stock options   240,414 1,057,223  2,642,251
Outstanding warrants............    45,478    76,123     94,138
                                 --------- --------- ----------
Total........................... 1,351,796 4,014,913 10,772,107
                                 ========= ========= ==========

COMPREHENSIVE INCOME

      As of January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 established new rules for the reporting and display of comprehensive income or loss and its components; however, the adoption of this statement had no impact on the Company's operating results or stockholders' equity (deficit).

SEGMENT REPORTING

      As of January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it does not have any separately reportable operating segments.

DERIVATIVE FINANCIAL INSTRUMENTS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which was required to be adopted in years beginning after June 15, 1999. In July 1999, SFAS No. 137 was issued which deferred for one year the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. On June 15, 2000, the FASB issued SFAS 138 which clarified and amended certain provisions of SFAS 133. Accordingly, the Company adopted SFAS Nos. 133 and 138 in January 1, 2001; however, the adoption of the statement had no impact on the Company's operating results or stockholders' equity (deficit).

RECENT ACCOUNTING PRONOUNCEMENTS

      On June 29, 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS 141 also includes new criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Under SFAS 142, goodwill and intangible assets with

                               LIPOSCIENCE, INC.

indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The provisions of SFAS 142 requiring non-amortization of goodwill and indefinite-lived intangible assets apply to goodwill and indefinite-lived intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 on January 1, 2002; however, the adoption of SFAS 141 and SFAS 142 is not expected to have an impact on the Company's operating results or stockholders' equity (deficit) for the periods presented.

      In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time that the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The standard is effective for the Company beginning January 1, 2003, and its adoption is not expected to have a material impact on the Company's operating results or stockholders' equity (deficit).

      In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 144"). SFAS 144 addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The new provisions supersede SFAS 121, which addressed asset impairment, and certain provisions of APB Opinion 30 related to reporting the effects of the disposal of a business segment and requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under SFAS 144, more dispositions may qualify for discontinued operations treatment in the income statement. The provisions of SFAS 144 became effective for the Company January 1, 2002 and are not expected to have a material impact on the Company's operating results or stockholders' equity (deficit).

2.  ACCOUNTS RECEIVABLE AND NET REVENUES

      Accounts receivable, net, consists of the following:

                                         DECEMBER 31
                                  ------------------------
                                     2000         2001
                                  -----------  -----------
Accounts receivable.............. $ 4,764,881  $11,514,951
Less allowance for uncollectibles  (3,268,331)  (4,838,716)
                                  -----------  -----------
Accounts receivable, net......... $ 1,496,550  $ 6,676,235
                                  ===========  ===========

      Net revenues consist of the following:

                                                         YEAR ENDED DECEMBER 31
                                                  ------------------------------------
                                                     1999        2000         2001
                                                  ----------  -----------  -----------
Revenues......................................... $1,714,266  $ 8,416,103  $24,219,271
Less governmental program contractual adjustments   (316,270)  (2,190,494)  (5,740,738)
                                                  ----------  -----------  -----------
Net revenues..................................... $1,397,996  $ 6,225,609  $18,478,533
                                                  ==========  ===========  ===========

                               LIPOSCIENCE, INC.

2.  ACCOUNTS RECEIVABLE AND NET REVENUES (CONTINUED)

      Activity for the allowance for uncollectible accounts receivable was as follows:

                                                                  YEAR ENDED DECEMBER 31
                                                             --------------------------------
                                                               1999      2000        2001
                                                             -------- ----------  -----------
Balance at beginning of year................................ $     -- $  662,989  $ 3,268,331
 Bad debt expense...........................................  662,989  2,558,523    2,639,760
 Reclassification adjustment related to Medicare contractual
   allowance................................................       --    150,000           --
 Write-off, net of recoveries...............................       --   (103,181)  (1,069,375)
                                                             -------- ----------  -----------
Balance at end of year...................................... $662,989 $3,268,331  $ 4,838,716
                                                             ======== ==========  ===========

3.  PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

                                               DECEMBER 31
                                         -----------------------
                                            2000        2001
                                         ----------  -----------
Laboratory equipment.................... $1,213,925  $ 2,275,866
Office equipment, furniture and fixtures    496,811    1,181,985
Leasehold improvements..................    171,844      424,332
Software................................    101,889      176,167
                                         ----------  -----------
                                          1,984,469    4,058,350
Less accumulated depreciation...........   (501,257)  (1,093,314)
                                         ----------  -----------
Property and equipment, net............. $1,483,212  $ 2,965,036
                                         ==========  ===========


      For the years ended December 31, 1999, 2000 and 2001, the Company recorded depreciation expense of $156,960, $288,097 and $592,057, respectively.


4.  RESTRICTED CASH

      As of December 31, 2000 and 2001, certificates of deposit totaling $146,550 and $155,108, respectively, were pledged as security for capital leases. These funds may be released by the bank upon the attainment of certain minimum benchmarks covering sales, cash flows and certain financial ratios.

5.  ACCRUED EXPENSES

      Accrued expenses consist of the following:

                               DECEMBER 31
                           -------------------
                             2000      2001
                           -------- ----------
Accrued wages and benefits $324,227 $  954,271
Other accrued liabilities.  156,575    360,653
                           -------- ----------
Total accrued liabilities. $480,802 $1,314,924
                           ======== ==========

                               LIPOSCIENCE, INC.

6.  CONVERTIBLE PROMISSORY NOTES

CONVERTIBLE PROMISSORY NOTES--RELATED PARTIES


      In 1997, the Company issued convertible promissory notes to certain officers and stockholders ("officers/stockholders") of the Company in the aggregate principal amount of $300,000. The principal balances of these notes are convertible at the option of the holder and interest is payable monthly at a rate of 10% per annum. The notes are convertible into shares of Series A Convertible Preferred Stock ("Series A") at 75% of the Series A price per share. During 1997, the Company recorded the intrinsic value of the beneficial conversion feature related to these notes as additional interest expense. All of these notes have been converted into shares of Series A, except for one note in the principal amount of $50,000. The principal balance and any unpaid interest on this remaining note are payable on or before June 30, 2002.


      During 2000, one of the holders converted a $50,000 note into 11,111 shares of Series A, which are convertible into 33,333 shares of common stock. During 2001, four holders converted an aggregate of $200,000 of notes into 44,444 shares of Series A, which are convertible into an aggregate of 133,332 shares of common stock.

      These convertible notes were issued in conjunction with a security agreement. The holders were granted a security interest in certain equipment, inventory, accounts receivable and intellectual property of the Company. During 2001, the security interest in favor of the remaining note holder was terminated.

CONVERTIBLE PROMISSORY NOTES

      In June 1999, the Company issued convertible promissory notes to investors in the aggregate principal amount of $1,503,000. These notes were convertible at the option of the holder and bore interest at 9% per year. The notes, including interest, were convertible into shares of Series C Convertible Preferred Stock ("Series C") on or before June 7, 2002. During December 1999, notes totaling $400,000, together with related accrued interest of $20,310 were converted into 105,079 shares of Series C. During February 2000, the remaining notes totaling $1,103,000, together with accrued interest of $73,600, were converted into 294,150 shares of Series C.

      The Company also issued warrants in connection with the convertible promissory notes, which entitle the holders to purchase an aggregate of 84,532 shares of common stock at a price of $0.003 per share. In 1999, the Company recorded a debt discount of $55,320 to reflect the fair values of the warrants and the beneficial conversion feature. The fair value of each warrant granted was estimated on the date of grant using a Black-Scholes pricing model. The discount was to be amortized over the term of the notes. Discount amortization of $21,489 was recorded as interest expense in 1999. The remaining unamortized discount of $33,831 was recorded as interest expense in 2000 upon conversion of the remaining convertible promissory notes.


      The warrants are exercisable until the first to occur of June 7, 2004, the closing of a sale of all, or substantially all, of the Company's assets or the acquisition of the Company, and the closing of the planned initial public offering. Warrants to purchase 4,500 shares and 1,406 shares of common stock were exercised in 2000 and 2001, respectively.


7.  LINE OF CREDIT

      In October 2000, the Company obtained a $2,000,000 line of credit that has a variable interest rate based on the one-month LIBOR Market Index Rate plus 3% (one-month LIBOR was 1.87% at December 31, 2001) and, as amended, expires on June 30, 2002. Collateral for the line of credit is substantially all tangible assets of

                               LIPOSCIENCE, INC.

7.  LINE OF CREDIT (CONTINUED)

the Company. The Company may borrow up to 75% of all eligible domestic accounts receivable that are under 120 days old from date of invoice. In connection with executing the line of credit, the Company issued warrants to purchase 37,500 shares of common stock at $2.67 per share. The fair value of the warrants was estimated to be $47,000 on the date of grant using a Black-Scholes pricing model and was amortized as interest expense over the term of the line of credit. The warrants are exercisable at any time and expire seven years from the date of issuance. During 2001, the Company extended the $2,000,000 line of credit to a maturity date of June 30, 2002. This line of credit requires the Company to meet certain restrictive covenants related to liquid assets. At December 31, 2001, the line of credit had an outstanding balance of $111,888. The weighted-average interest rate on the amounts outstanding was 9.71% and 7.01% for the years ended December 31, 2000 and 2001 respectively. In connection with its leasing arrangements (see Note 16), the lender issued a letter of credit on behalf of the Company for $1.5 million, that limits the remaining funds available under this line of credit.

8.  LONG-TERM DEBT

      Long-term debt consists of the following:

                                                                               DECEMBER 31
                                                                          ---------------------
                                                                            2000        2001
                                                                          ---------  ----------
Note payable to building lessor with monthly installments of $2,206, including interest at 6% through June 2002, $50,025 payment due July
  2002................................................................... $  83,386  $   61,316
Note payable to North Carolina Biotechnology Center ("NCBC").............    94,333          --
Note payable to equipment financier with monthly installments of $14,047,
  including interest at 11.58%, through July 2004........................   496,172     382,402
Note payable to equipment financier with monthly installments of $11,724,
  including interest at 10.94%, through June 2005........................        --     399,552
Note payable to equipment financier with monthly installments of $12,642,
  including interest at 11.58%, through January 2006.....................        --     486,054
                                                                          ---------  ----------
                                                                            673,891   1,329,324
Less current maturities of long-term debt................................  (139,254)   (386,754)
                                                                          ---------  ----------
Long-term debt, less current maturities.................................. $ 534,637  $  942,570
                                                                          =========  ==========

      Annual principal payments on long-term debt for the years ending December 31 are as follows:

2002 $  386,754
2003    381,702
2004    361,258
2005    187,087
2006     12,523
     ----------
     $1,329,324
     ==========

      The Company borrowed $94,333 of an available $99,298 note payable to NCBC. This promissory note was part of a financial assistance agreement under which NCBC loaned the Company funds for specific business activities. The NCBC note was fully repaid by the Company during 2001.

                               LIPOSCIENCE, INC.

9.  REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

CAPITAL STRUCTURE

      As of December 31, 2001, the Company was authorized to issue up to 18,000,000 shares of $.001 par value common stock and 10,000,000 shares of preferred stock, of which 300,000 shares were designated as $.001 par value Series A Convertible Preferred Stock, 166,667 shares were designated as $.001 par value Series B Convertible Preferred Stock ("Series B"), 1,275,000 shares were designated as $.001 par value Series C Convertible Preferred Stock, and 3,544,062 shares were designated as $.001 par value Series D Redeemable Convertible Preferred Stock.

COMMON STOCK

      On September 28, 1999, the Company issued a common stock dividend of one share for each issued and outstanding share of common stock. All common stock and per common share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this common stock dividend.

      During 2001, the Company's Board of Directors adopted, and the stockholders approved, a 1.5 to 1 split of the Company's common stock which was effected on August 22, 2001. All common stock and per common share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this common stock split.

SERIES D REDEEMABLE CONVERTIBLE PREFERRED STOCK

      During 2000, the Company issued to investors 962,644 shares of Series D for cash of $5,025,001 and incurred related stock issuance costs paid in cash of $358,181. These stock issuance costs are being accreted into the carrying value of the Series D until December 2005, which is the first date that investors in the Series D are entitled to redeem shares of Series D.

      During 2001, the Company issued to investors an additional 2,517,829 shares of Series D for cash proceeds of $13,143,067 stock issuance costs were $705,392. In August 2001, the Company also issued to the Series D placement agent a warrant to purchase 78,276 shares of common stock at $3.48 per share as additional compensation. The Company recorded $180,000 of additional stock issuance costs to reflect the fair value of the warrant. The fair value of the warrant was estimated on the date of grant using a Black-Scholes pricing model with the following weighted average assumptions: dividend yield of 0%; risk free interest 4.04%; volatility of 90%; and expected life of five years. These stock issuance costs are being accreted into the carrying value of the Series D until December 2005, which is the first date that investors in the Series D are entitled to redeem shares of Series D. Upon automatic conversion of the Series D at the completion of the planned initial public offering, remaining stock issuance costs of approximately $1.0 million will be recorded as an increase to accumulated deficit.

      During 2001, the Company issued warrants to Series D stockholders to purchase an aggregate of 180,003 shares of common stock at an exercise price of $0.01 per share. The Company recorded a $561,969 charge to reflect the fair value of the warrants and this charge is included in other expense for the year ended December 31, 2001. The fair value of the warrants was estimated on the date of a grant using a Black-Scholes pricing model with the following weighted average assumptions: dividend yield of 0%; risk free interest 4.04%;

                               LIPOSCIENCE, INC.

volatility of 90%; and expected life of five years. The warrants are exercisable at any time and expire five years from the date of issuance. As of December 31, 2001, warrants to purchase an aggregate of 122,120 shares of common stock have been exercised.

      The following is a summary of the rights, preferences and terms of the Company's outstanding series of preferred stock:

      DIVIDENDS--Dividends on the Series A, Series B, Series C and Series D are payable when and if declared by the Board of Directors. No dividend shall be paid on the common stock in any year unless equivalent dividends for such year have been declared and paid on the Series A, Series B, Series C, and Series D. Through December 31, 2001, no cash dividends have been declared or paid by the Company. If and when dividends are declared by the Board of Directors, holders of Series D are entitled to noncumulative dividends at a rate of 8% per annum of the original price per share of the Series D, payable in cash out of legally available funds. Holders of Series D are also entitled to participate pro rata, on an as converted basis, in dividends paid on common stock. No dividends shall be paid on the Series A, Series B and Series C unless equivalent dividends for each year have been declared and paid on the Series D.

      VOTING RIGHTS--The holders of preferred stock are entitled to vote based on the number of common shares they would receive upon conversion.

      TRANSFER RESTRICTIONS--The holders of each share of common and preferred stock are subject to transfer restrictions.

      LIQUIDATION--Upon any liquidation, dissolution or winding up of the Company, holders of Series D shall be entitled to receive out of the assets of the Company available for distribution to its stockholders, and prior to any payment to the holders of common stock and any series of preferred stock having liquidation preferences junior to Series D, including, without limitation, Series A, Series B and Series C, a liquidation preference of $5.22 per share (subject to adjustment in the event of stock dividends, stock splits, combinations, etc.) plus any declared, but unpaid dividends. After such payment is made to the holders of Series D, the holders of Series A, Series B and Series C shall be entitled, before any distribution is made upon the common stock, to be paid an amount equal to the consideration paid per share (subject to adjustment in the event of stock dividends, stock splits, combinations, etc.), plus in each case, an amount equal to any declared but unpaid dividends. The liquidation price per share of preferred stock is $6.00 for Series A (except as to an aggregate of 55,555 shares, as to which the liquidation preference is $4.50), $6.00 for Series B, $4.00 for Series C and $5.22 for Series D. If the assets to be distributed upon liquidation are insufficient to permit full payment to the Series D or the other preferred stockholders, then the assets legally available for distribution shall be distributed on a pro rata basis to each holder of Series D or other preferred stock, as the case may be. Any assets remaining after full distribution to the preferred stockholders shall be distributed pro rata to the common stockholders and the Series D holders, unless the amount to be distributed to the Series D holders equals or exceeds $20.88 per share (subject to adjustment in the event of stock dividends, stock splits, combinations, etc.), in which event the Series D holders are not entitled to participate in such remaining assets.

                               LIPOSCIENCE, INC.

9.  REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

      For purposes of these provisions, a liquidation also includes any consolidation or merger of the Company, or a sale, conveyance or disposition of all or substantially all of the assets of the Company, or the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, unless waived by the holders of a majority of the Series D.

      CONVERSION--Each share of preferred stock shall be convertible, at the option of the holder at any time after the date of issuance and without payment of additional consideration, into such number of common shares as is determined by dividing the consideration received by the Company for the purchase of each share by the conversion price in effect at the time of conversion. The conversion price shall initially be the amount of consideration received for each share. The conversion price is subject to adjustment in the event of stock dividends, stock splits, combinations and similar adjustments to capitalization. The conversion price of Series D is also subject to adjustment in the event that the Company issues common stock at a per share price less than the conversion price in effect for Series D. As of January 25, 2002, the conversion price per share of Series A, Series B, Series C and Series D is $2.00 ($1.50 for the shares of Series A issuable upon conversion of outstanding convertible promissary notes), $2.00, $2.67 and $3.48, respectively.

      The Company shall, at all times, reserve and keep available out of its authorized but unissued common stock, such number of shares of common stock sufficient to cover the conversion of all outstanding shares of preferred stock and shares of preferred stock issuable upon conversion of outstanding convertible promissory notes.

      AUTOMATIC CONVERSION--Each share of Series A, Series B and Series C shall automatically be converted into common stock at the then effective conversion price upon the completion of an underwritten public offering involving the sale of the Company's common stock. Each share of Series D shall automatically be converted into common stock at the then effective conversion price upon the completion of an underwritten public offering involving the sale of the Company's common stock at a pre-money valuation of $150,000,000 and yielding gross proceeds of at least $25,000,000.

      PREEMPTIVE RIGHTS--The holders of preferred stock shall not be entitled to preemptive rights to acquire or subscribe for additional shares of securities that the Company authorizes to be issued. The holders of Series D have contractual rights of first refusal (which expire upon the completion of an underwritten public offering involving the sale of the Company's common stock at a pre-money valuation of $150,000,000 and yielding gross proceeds of at least $25,000,000) to participate in certain future offerings of stock by the Company, on a pro rata basis.

      REDEMPTION--At any time on or after December 22, 2005, the holders of at least 40% of the issued and outstanding shares of the Series D (the "Electing Holders") can request the Company redeem all of their shares of Series D at a price for each share equal to $5.22 (subject to adjustment in the event of stock dividends, stock splits, combinations, etc.), plus any accrued but unpaid dividends. Upon election by the Electing Holders to redeem their shares of Series D, the Company shall pay cash to the holders for the redemption value in three equal installments over three years at an interest rate of 8% per annum from the date of the initial payment until the redemption amount is paid in full.

                               LIPOSCIENCE, INC.

9.  REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

      At December 31, 2001, the Company had reserved a total of 13,986,225 of its then authorized 18,000,000 shares of common stock for future issuance as summarized in the table below.

For conversion of Series A Convertible Preferred Stock...........    724,767
For conversion of Series B Convertible Preferred Stock...........    478,608
For conversion of Series C Convertible Preferred Stock...........  1,912,152
For conversion of Series D Redeemable Convertible Preferred Stock  5,220,700
For conversion of convertible promissory notes...................     33,333
Outstanding common stock warrants................................    258,865
Outstanding employee stock options...............................  3,720,508
Possible future issuance under stock option plan.................  1,637,292
                                                                  ----------
Total shares reserved............................................ 13,986,225
                                                                  ==========

10.  STOCK OPTION AND EQUITY INCENTIVE PLANS

      On September 12, 1997, the Board of Directors adopted the Stock Option Plan (the "1997 Plan") to create an additional incentive for key employees, directors and consultants or advisors of the Company. Both incentive stock options, which meet the requirements of Section 422 of the Internal Revenue Code, and nonqualified stock options, may be granted under the 1997 Plan. The exercise price of all options shall be determined by the Board of Directors, provided that such price for incentive stock options shall not be less than the estimated fair value of the Company's stock on the date of grant. The options vest based on terms in the stock option agreements (generally over four years). During 2000 and 2001, respectively, the Company's Board of Directors authorized, and the Company's stockholders approved, an increase of 1,800,000 shares and 2,025,000 shares of common stock to be reserved under the 1997 Plan.

      In September 2001 and November 2001, respectively, the Board of Directors adopted and the Company's stockholders approved the 2001 Stock Incentive Plan (the "2001 Option Plan") to become effective upon the Company's completion of the Company's planned initial public offering. The shares of common stock authorized for issuance under this plan include 6,000,000 shares plus up to 1,750,000 shares which remain available for issuance under the Company's 1997 Plan at the completion of the Company's planned initial public offering. Upon completion of the Company's planned initial public offering, no further stock options will be granted under the 1997 Plan. The 2001 Option Plan also includes an automatic annual increase, subject to annual limitations, provided that after such increase, the total number of shares authorized for issuance under all of the Company's stock plans does not exceed 30% of the total outstanding stock.

      In September 2001 and November 2001, respectively, the Board of Directors adopted and the Company's stockholders approved the Employee Stock Purchase Plan to become effective upon the completion of the Company's planned initial public offering. Under this plan, 340,000 shares of common stock are authorized for issuance.

                               LIPOSCIENCE, INC.

10.  STOCK OPTION AND EQUITY INCENTIVE PLANS (CONTINUED)

      The following table summarizes activity under the Company's 1997 Plan for the periods presented:


                                          INCENTIVE  WEIGHTED NONQUALIFIED WEIGHTED    TOTAL
                              SHARES        STOCK    AVERAGE     STOCK     AVERAGE     STOCK
                             AVAILABLE     OPTIONS   EXERCISE   OPTIONS    EXERCISE   OPTIONS
                             FOR GRANT   OUTSTANDING  PRICE   OUTSTANDING   PRICE   OUTSTANDING
                             ----------  ----------- -------- ------------ -------- -----------
Balance at December 31, 1998    310,500          --   $  --    1,039,500    $0.16    1,039,500
   Authorized...............    300,000          --      --           --       --           --
   Granted..................   (479,127)         --      --      479,127     0.48      479,127
   Forfeited................     21,888          --      --      (21,888)    0.33      (21,888)
                             ----------   ---------   -----    ---------    -----    ---------
Balance at December 31, 1999    153,261          --      --    1,496,739     0.31    1,496,739
   Authorized...............  1,800,000          --      --           --       --           --
   Granted.................. (1,534,950)  1,452,750    0.33       82,200     0.81    1,534,950
   Exercised................         --          --      --      (33,279)    0.33      (33,279)
   Forfeited................    176,530     (41,250)   0.33     (135,280)    0.33     (176,530)
                             ----------   ---------   -----    ---------    -----    ---------
Balance at December 31, 2000    594,841   1,411,500    0.33    1,410,380     0.33    2,821,880
   Authorized...............  2,025,000          --      --           --       --           --
   Granted.................. (1,230,000)    994,500    1.68      235,500     0.60    1,230,000
   Exercised................         --     (64,996)   0.33      (18,925)    0.33      (83,921)
   Forfeited................    247,451    (233,250)   0.63      (14,201)    0.33     (247,451)
                             ----------   ---------   -----    ---------    -----    ---------
Balance at December 31, 2001  1,637,292   2,107,754   $0.93    1,612,754    $0.37    3,720,508
                             ==========   =========   =====    =========    =====    =========


Selected information regarding stock options as of December 31, 2001 follows:

                           OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                 --------------------------------------- -------------------------
                              WEIGHTED
                               AVERAGE       WEIGHTED                  WEIGHTED
   RANGE OF      NUMBER OF    REAMINING      AVERAGE     NUMBER OF     AVERAGE
EXERCISE PRICES   OPTIONS   LIFE IN YEARS EXERCISE PRICE  OPTIONS   EXERCISE PRICE
---------------  ---------- ------------- -------------- ---------- --------------
$0.001 -- $0.003   306,000       5.9          $0.001       306,000      $0.001
 $0.33 -- $0.67  2,465,308       7.8            0.33     1,669,299        0.34
  $1.33 --$1.67    809,700       9.4            1.65       151,682        1.61
      $2.50        139,500       9.8            2.50         3,882        2.50
                   -----         ---          ------         -          ------
                 3,720,508       8.6          $ 0.67     2,130,863      $ 0.38
                 =========       ===          ======     =========      ======

      Pro forma information regarding net income (loss) is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of each option granted during 1999, 2000 and 2001 is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0%; risk-free interest of 5.70%, 6.10% and 4.04%, respectively; volatility of 80%, 150% and 130%, respectively; and expected life of 5 years, 3 years and 3 years, respectively. The weighted-average grant date fair value of options granted during 1999, 2000 and 2001 was $0.23, $1.23 and $2.35 per share, respectively. Options exercisable at December 31, 1999, 2000 and 2001 were 1,049,280, 1,786,749 and
2,130,863, respectively.

      Option valuation models such as the Black-Scholes model require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from

                               LIPOSCIENCE, INC.

those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

      The Company's pro forma net loss information is as follows:

                                                                         YEAR ENDED DECEMBER 31
                                                                 -------------------------------------
                                                                    1999         2000         2001
                                                                 -----------  -----------  -----------
Net loss attributable to common stockholders--as reported....... $(2,146,853) $(3,237,876) $(3,412,860)
                                                                 ===========  ===========  ===========
Net loss attributable to common stockholders--SFAS 123 pro forma $(2,211,419) $(3,276,265) $(3,565,673)
                                                                 ===========  ===========  ===========
Basic and diluted net loss per common share, as reported........ $     (1.13) $     (1.06) $     (1.09)
                                                                 ===========  ===========  ===========
Basic and diluted net loss per common share--SFAS 123 pro forma. $     (1.16) $     (1.07) $     (1.14)
                                                                 ===========  ===========  ===========

      Pursuant to APB 25, compensation expense is recognized for financial reporting purposes using the intrinsic value method. The amount of compensation expense to be recognized is determined by the excess of the fair value of common stock over the exercise price of the related option at the measurement date.

      During the years ended December 31, 2000 and 2001, in connection with the grant of certain stock options to employees, directors and consultants the Company recorded deferred compensation of $1,172,798 and $2,117,641, respectively. This deferred compensation represents the excess of the fair value of the common stock on the date of grant over the exercise price of unvested employee and director options and the fair value of unvested options granted to consultants. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense over the related vesting periods. During the years ended December 31, 1999, 2000 and 2001, the Company recorded amortization of deferred compensation of $45,754, $529,001 and $481,036 respectively. As of December 31, 2001, the Company anticipates recording amortization of deferred compensation of $909,512, $743,724, $482,154 and $146,230 for the years ended December 2002, 2003, 2004 and 2005, respectively.

11.  RELATED PARTY TRANSACTIONS

      The Company licenses certain technology from Siemens Medical Systems, Inc. and North Carolina State University ("North Carolina State") (see Note 14) based on research performed at North Carolina State by James Otvos, Ph.D. Dr. Otvos is a founder, Chief Scientific Officer and principal stockholder of the Company. Dr. Otvos is an Adjunct Professor of Biochemistry at North Carolina State.

      In May 1999, the Company entered into a collaborative research agreement for $25,000 with North Carolina State to conduct research devoted to analytical enhancements of the NMR lipoprotein subclass measurement process. Under this agreement, the Company paid $12,500 to North Carolina State in both 1999 and in 2000, as part of this agreement. The Company also paid $21,625 in 1999 to North Carolina State for testing performed by the Company using equipment owned by North Carolina State.

      Accrued expenses as of December 31, 2000 and 2001, respectively, include $30,000 and $0 payable to officers/stockholders for consulting compensation. Included in long-term and short-term liabilities are convertible promissory notes payable to officers/stockholders of $250,000 and $50,000 as of December 31, 2000 and 2001, respectively. Interest paid to officers/stockholders was $33,153, $29,190 and $6,672 in 1999, 2000 and 2001, respectively.

                               LIPOSCIENCE, INC.

12.  RESEARCH AND DEVELOPMENT CONTRACT

      On September 30, 1999, the Company entered into a Phase II Small Business Innovation Research ("SBIR") cost reimbursement contract of $730,027 with the Centers for Disease Control and Prevention, which had an initial completion date of September 30, 2001 that has been extended to March 31, 2002. Research income under this contract was $334,463 and $347,060 for the years ended December 31, 2000 and 2001, respectively, and is included in net revenues in the statements of operations.

      Reimbursements from federal cost reimbursement contracts are subject to Federal Acquisition Regulations ("FAR"). The FAR regulates which costs are allowable for reimbursement, and has the right to review the basis of billings.

13.  INCOME TAXES

      Deferred tax assets and liabilities consist of the following:

                                            DECEMBER 31
                                     ------------------------
                                        2000         2001
                                     -----------  -----------
Deferred tax assets:
   Net operating loss carryforwards. $ 2,424,986  $ 4,645,002
   Research and development credit..      58,409       82,327
   Compensation and other...........     954,089      500,141
   Valuation allowance..............  (2,606,862)  (3,733,304)
                                     -----------  -----------
Total deferred tax assets...........     830,622    1,494,166

Deferred tax liabilities:
   Depreciation.....................      63,442       50,391
   Accrued expenses.................     767,180    1,443,775
                                     -----------  -----------
Total deferred tax liabilities......     830,622    1,494,166
                                     -----------  -----------

Net deferred tax asset (liabilities) $        --  $        --
                                     ===========  ===========

      The reconciliation of income tax expense (benefit) from the statutory rate of 34% is as follows:

                                     YEAR ENDED DECEMBER 31
                              -----------------------------------
                                1999        2000         2001
                              ---------  -----------  -----------
Income tax expense (benefit). $(729,930) $(1,109,457) $(1,008,900)
Change in valuation allowance   857,777    1,235,720    1,126,442
Research and development.....   (18,582)     (19,968)     (25,000)
State tax and other..........  (109,265)    (106,295)     (92,542)
                              ---------  -----------  -----------
Income tax expense (benefit). $      --  $        --  $        --
                              =========  ===========  ===========

      At December 31, 2000 and 2001, the Company had net operating loss carryforwards of approximately $6,291,000 and $12,000,000, respectively, and research and development credit carryforwards of approximately $58,400 and $82,000, respectively, for income tax purposes. The tax expenses (benefits) of these items are reflected in the accompanying table of deferred tax assets and liabilities. If not used, these carryforwards begin to expire in 2012 for federal and state tax purposes. U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. If such a change occurs, these limitations could reduce the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

                               LIPOSCIENCE, INC.

13.  INCOME TAXES (CONTINUED)

      SFAS No. 109, "Accounting for Income Taxes," provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance and the reported cumulative net losses in all prior years, the Company has provided a full valuation allowance against its net deferred tax assets.

14.  INTELLECTUAL PROPERTY--LICENSE AGREEMENTS

      On May 12, 1997, the Company entered into a license agreement with North Carolina State. Under the terms of the agreement, North Carolina State granted the Company an exclusive, worldwide license, including patent rights, to technology related to measuring lipoprotein levels using NMR spectroscopy. The Company paid an initial license fee and made a commitment to fund future collaborative research for $25,000. The Company is required to pay certain royalties based on net sales, subject to a minimum annual royalty. The agreement also requires the Company to commercialize the patent rights. The agreement shall remain in effect until the expiration of the last-to-expire patent covered by the agreement. Dr. Otvos, the Chief Scientific Officer of the Company, is an Adjunct Professor of Biochemistry at North Carolina State (See
Note 11).

      On June 15, 1997, the Company entered into a license agreement with Siemens Medical Systems, Inc. ("Siemens"). Under the terms of the agreement, Siemens granted to the Company an exclusive license to certain technology provided by patent rights. The license is based on an initial patent issued in June 1990. The Company is required to pay royalties based on net sales of each product covered by the patent, including the NMR LipoProfile test, subject to a minimum annual royalty, including sub-licensee sales. The agreement shall remain in effect until the expiration of the last-to-expire patent covered by the agreement.

      Both licenses required reimbursement of patent costs and a commitment to fund future patent protection and maintenance costs. Royalty expense under these license agreements was $0, $37,729 and $646,961 for the years ended December 31, 1999, 2000 and 2001, respectively.

15.  PROFIT-SHARING PLAN

      The Company has adopted a 401(k) Plan (the "Profit Sharing Plan") covering all qualified employees. The effective date of the Profit Sharing Plan is September 1, 1998.

      Participants may elect a salary reduction from 1% to 15% as a contribution to the Profit Sharing Plan subject to limitations imposed by the Internal Revenue Service. The Profit Sharing Plan permits the Company to match these elective deferrals by a percentage determined on an annual basis. The Company did not match participants' contributions in 1999, 2000 and 2001.

16.  COMMITMENTS

      As of December 31, 2001, the Company leased office space under escalating operating leases and equipment under operating leases. In October 2001, the Company leased an aggregate of approximately 83,000 square feet of office and laboratory space under a lease agreement that expires June 30, 2012. The lease provides that the Company will occupy the space in two stages. The Company began occupancy of 39,000 square feet on December 16, 2001 and is required to take occupancy of the remaining square feet October 1, 2002. There are two options to renew for a period of five years each. Base rent for the initial year of the term for the entire

                               LIPOSCIENCE, INC.

premises shall be a minimum of approximately $740,000. In connection with the lease, the Company's lender under its line of credit has executed a $1.5 million letter of credit for the benefit of the Company. This letter of credit limits the Company's available funds under its line of credit (see Note 7).

      The Company also leases furniture and equipment under capital leases. Future minimum lease payments required under the operating and capital leases are as follows for the years ending December 31:

                                                OPERATING   CAPITAL
                                                 LEASES     LEASES
                                                ---------- ---------
2002........................................... $1,234,206 $ 227,806
2003...........................................  1,197,888   124,819
2004...........................................  1,178,165    10,634
2005...........................................  1,151,046        --
2006...........................................  1,033,046        --
                                                ---------- ---------
Total minimum lease payments................... $5,794,351   363,259

                                                ==========
Less amount representing interest at 11% to 20%              (48,500)

                                                           ---------
Present value of minimum lease payments........              314,759
Less current maturities........................             (195,227)

                                                           ---------
Long-term obligation under capital leases......            $ 119,532

                                                           =========

      Property and equipment includes the following amounts financed under capital leases:

                                                      DECEMBER 31
                                                 --------------------
                                                   2000       2001
                                                 ---------  ---------
Laboratory equipment............................ $ 750,000  $ 750,000
Office equipment, furniture and fixtures........   118,459    118,459
                                                 ---------  ---------
                                                   868,459    868,459
Less accumulated amortization...................  (254,973)  (400,735)
                                                 ---------  ---------
Property and equipment under capital leases, net $ 613,486  $ 467,724
                                                 =========  =========

      The Company incurred $96,224, $155,674 and $494,762 in expense on the operating leases during 1999, 2000 and 2001, respectively. The office space lease contains an option to renew for an additional one-year term.

PURCHASE COMMITMENT AND LOAN

      On March 2, 2000, the Company entered into a collaboration agreement to develop certain laboratory equipment for use in processing diagnostic tests. The supplier of this equipment is responsible for the adaptation and further development of the present system to meet the Company's specifications. The supplier retains all commercial and patent rights with respect to this equipment, but will not own any rights to the Company's software and other proprietary technology. The Company accepts all responsibility and costs associated with obtaining approval from the United States Food and Drug Administration (the "FDA") or an equivalent international organization's clearance or adherence to its regulations for this System. In connection with this collaboration agreement, the Company committed to purchase $2.0 million of equipment over 36 months. In

                               LIPOSCIENCE, INC.

December 2001, the Company also executed a purchase agreement with this supplier to acquire an additional $3.5 million of equipment over 12 months.

      In order to finance the purchase of this equipment, the Company entered into a $2.0 million equipment financing agreement in September 2000. The Company paid a $15,000 commitment fee upon execution of the agreement. Amounts borrowed under the agreement bear interest at a rate equal to the four-year Treasury Bill Weekly Average and are payable over 48 months. In addition, the Company has committed to issue warrants for the purchase of common stock for a number of shares equal to the quotient derived by dividing 2% of amounts borrowed under the agreement by the price per share paid by the purchasers of the Company's Series C. The warrants have an exercise price of $2.67 per share. The warrants shall be exercisable for a period of seven years and are mandatorily exercisable upon completion of the Company's planned initial public offering or upon a change of control of the Company. In September 2000, the Company purchased equipment under the loan agreement and issued warrants to purchase 4,032 shares of common stock at $2.67 per share. The Company used a Black-Scholes pricing model and determined these warrants had nominal value as of the date of issuance. Therefore, no amount was recorded in the financial statements for these warrants.

      During 2001, the Company amended the equipment financing agreement to increase available funding to $3 million. The Company paid a $20,000 commitment fee upon execution of the agreement. As funding under the amended agreement occurs, the Company has committed to issue warrants for the purchase of common stock for a number of shares equal to the quotient derived by dividing 3% of amounts borrowed under the agreement by the price per share paid by the purchasers of the Company's Series D. The warrants are exercisable for a period of seven years and are mandatorily exercisable upon the completion of the Company's planned initial public offering or upon a change of control of the Company.

      The Company purchased equipment under the equipment financing agreement, as amended in May 2001. In connection with these purchases, the Company issued warrants to purchase 3,954 shares of common stock at $3.48 per share. The fair value of the warrants was estimated to be $12,000 on the date of grant using a Black-Scholes pricing model and was recorded as additional interest expense.

17.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      The following is a summary of the unaudited quarterly results of operations:


                                                       YEAR ENDED DECEMBER 31, 2000
                                             ------------------------------------------------
                                             1ST QUARTER 2ND QUARTER 3RD QUARTER  4TH QUARTER
                                             ----------- ----------- -----------  -----------
Net revenues................................ $  927,632  $1,430,869  $ 1,737,831  $ 2,129,277
Gross profit................................    613,151     936,391    1,258,961    1,417,677
Operating loss..............................   (524,887)   (597,163)  (1,031,888)  (1,019,418)
Net loss....................................   (534,365)   (611,201)  (1,059,015)  (1,031,529)
Net loss attributable to common stockholders   (534,365)   (611,201)  (1,059,015)  (1,033,295)
Net loss per share data:
    Basic and diluted.......................      (0.17)      (0.20)       (0.35)       (0.34)

                                                       YEAR ENDED DECEMBER 31, 2001
                                             ------------------------------------------------
                                             1ST QUARTER 2ND QUARTER 3RD QUARTER  4TH QUARTER
                                             ----------- ----------- -----------  -----------
Net revenues................................ $2,645,657  $4,247,071  $ 5,273,352  $ 6,312,453
Gross profit................................  1,744,778   3,231,440    3,949,193    4,599,161
Operating loss..............................   (839,642)   (540,118)    (621,880)    (965,713)
Net loss....................................   (705,895)   (458,583)  (1,126,782)    (918,110)
Net loss attributable to common stockholders   (735,877)   (512,889)  (1,181,088)    (983,006)
Net loss per share data:
    Basic and diluted.......................      (0.23)      (0.16)       (0.38)       (0.31)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including        (the 25/th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions. /

                                        SHARES

[LOGO] LIPOSCIENCE

                                 COMMON STOCK

                               -----------------

                              P R O S P E C T U S


                               -----------------

                              MERRILL LYNCH & CO.

                          U.S. BANCORP PIPER JAFFRAY

                          THOMAS WEISEL PARTNERS LLC

                         PACIFIC GROWTH EQUITIES, INC.

                                     , 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Securities and Exchange Commission registration fee $ 9,200
National Association of Securities Dealers Inc. fee $10,500
Nasdaq Stock Market listing fee....................
Accountants' fees and expenses.....................
Legal fees and expenses............................
Blue Sky fees and expenses.........................
Transfer Agent's fees and expenses.................
Printing and engraving expenses....................
Premium paid on directors' and officers' insurance.
Miscellaneous......................................
                                                    -------
Total Expenses..................................... $
                                                    =======


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually or reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

      Our certificate of incorporation states that our directors will not have personal liability for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

      Our bylaws provide that we shall indemnify our directors, officers, employees and agents (and those serving at our request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan) against expenses (including attorney's fees), judgments, settlements, penalties and fines in any action, suit or proceeding arising out of his or her status as a director, officer, employee or agent or activities in any of those capacities. We shall pay expenses incurred by a director, officer, employee or agent in defending an action, suit or proceeding, or appearing as a witness at a time when he or she has not been named as a defendant or a respondent, in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay the amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

      Except as described below, there have been no securities sold by the registrant within the last three years that were not registered under the Securities Act. Any references to common stock underlying options and warrants in this Item 15 reflect, as appropriate, a 9-for-1 stock dividend declared on June 27, 1997, a 1-for-1 stock dividend declared on September 28, 1999 and a 1.5-for-1 stock split effected on August 22, 2001.

      (a)   Issuance of Securities


          (1)In September 2001, October 2001, November 2001 and January 2002, we issued 495 shares, 120,624 shares, 1,001 shares and 1,189 shares, respectively, of our common stock to 13 of our existing stockholders three of whom were institutional investors in connection with the exercise of warrants issued in August 2001 and described below. The institutional investors were Piper Jaffray Healthcare Fund III, L.P., Three Arch Capital, L.P. and TAC Associates, L.P.



          (2)In August 2001, we issued to 38 of our existing holders of series D convertible redeemable preferred stock, nine of whom were institutional investors, warrants to purchase an aggregate of 180,003 shares of our common stock at an exercise price of $0.01 per share in consideration for waivers of contractual rights related to an increase in the number of shares of common stock issuable under our stock option plan. The institutional investors were Three Arch Capital, L.P., TAC Associates, L.P., Palladin Opportunity Fund, LLC, Piper Jaffray Healthcare Fund III, L.P., GE Capital Equity Investments, Inc., Lawrence & Company Inc., Northcreek Capital Partners, LLC, Pacific Rim Life Science No. 2 Investment Partnership and Satellite Healthcare.



          (3)In September 2000 and May 2001, we issued warrants to purchase an aggregate of 7,886 shares of our common stock at a weighted average exercise price of $3.07 per share to General Electric Capital Corporation in connection with an equipment financing arrangement entered into by us. In October 2000, we issued warrants to purchase 37,500 shares of our common stock at an exercise price of $2.67 per share to First Union National Bank in connection with a lending arrangement entered into by us.



          (4)In December of 2000, January 2001 and February 2001, we issued an aggregate of 3,480,473 shares of our series D convertible redeemable preferred stock to 20 existing stockholders and 18 new investors, nine of whom were institutional investors, for an aggregate purchase price of $18,168,069. The institutional investors were Three Arch Capital, L.P., TAC Associates, L.P., Palladin Opportunity Fund, LLC, Piper Jaffray Healthcare Fund III, L.P., GE Capital Equity Investments, Inc., Lawrence & Company Inc., Northcreek Capital Partners, LLC, Pacific Rim Life Science No. 2 Investment Partnership and Satellite Healthcare. In connection with this transaction, we also issued, in August 2001, warrants to purchase 78,276 shares of our common stock at an exercise price of $3.48 per share to Pacific Growth Equities, Inc., a broker-dealer in consideration of its services as a placement agent in connection with the offer and sale by us of our series D convertible redeemable preferred stock.



          (5)In October 2000 and January 2001, we issued to five individuals who were existing stockholders an aggregate of 55,555 shares of our series A convertible redeemable preferred stock in connection with the conversion of convertible promissory notes issued in 1997.



          (6)In December 1999, March 2000, April 2000 and November 2001, we issued an aggregate of 1,406 shares, 3,094 shares, 1,406 shares and 1,406 shares, respectively, of our common stock to five individuals who were existing stockholders in connection with the exercise of warrants issued in June 1999 and described in (7) below.

          (7)In June 1999 and July 1999, we issued convertible promissory notes to 12 existing stockholders and 11 new investors, one of whom was an institutional investor, in the aggregate principal amount of $1,503,000. The institutional investor was Lawrence & Company Inc. These notes were converted into a total of 399,229 shares of our series C convertible preferred stock in December 1999 and February 2000. In connection with the issuance of these notes, we also issued for no additional consideration warrants to purchase an aggregate of 84,532 shares of our common stock, at an exercise price of $0.003 per share.



          (8)Between December 1999 and February 2000, we issued to 22 existing stockholders and 53 new investors a total of 875,545 additional shares of our series C convertible preferred stock for an aggregate purchase price of $3,502,180. Of the existing investors, the one institutional investor was Lawrence & Company Inc. Of the new investors, four were institutional investors, as follows:
             Pacific Rim Life Science No. 2 Investment Partnership, North Creek Capital Partners, PLL, Aspen Tree Capital and True North Enterprises.



          (9)On March 31, 1999, June 30, 1999, November 30, 1999 and December 31, 1999, we issued an aggregate of 25,428 shares of common stock to an individual who performed consulting services for us in exchange for the services rendered by the consultant during the years 1998 and 1999. The number of shares received by the consultant was negotiated between the parties as representing the fair value of the services rendered by the consultant and was authorized by the Company's board of directors.



         (10)Since inception, we have issued options to certain employees, consultants and others to purchase an aggregate of 4,894,077 shares of our common stock. As of March 31, 2002, options to purchase 362,289 shares of common stock have been exercised, options to purchase 517,775 shares of common stock have been terminated and options to purchase 4,112,919 shares of common stock remain outstanding at a weighted average exercise price of $2.63 per share.


      (b) The placement agent in connection with the offer and sale by us of our series D convertible redeemable preferred stock received a commission in the amount of $930,000 and warrants, as described above, for such services. No underwriters were involved in connection with the sales of securities referred to in paragraph (a) of this Item 15.


      (c) The warrants, shares of common stock, convertible promissory notes, series A convertible preferred stock, series B convertible preferred stock, series C convertible preferred stock and series D convertible redeemable preferred stock described in paragraph (a) (1), (2), (5), (6), (7) and (8) of this Item 15 were issued to a combination of foreign and United States investors in reliance on the exemption provided by Rule 506 of Regulation D promulgated pursuant to the Securities Act. The warrants described in paragraphs (a)(3) and (4) of this Item 15 were issued to the lenders and to Pacific Growth Equities, Inc. as described therein in reliance on the exemption provided by Section 4(2) of the Securities Act. The common stock described in paragraph (a)(9) was issued in reliance on Section 4(2) of the Securities Act. All purchasers of these securities described in paragraph (a) of this Item 15 represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.


      All certificates representing the securities issued in the transactions described above in this paragraph (c) included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

      The issuances of stock options and the shares of common stock issuable upon the exercise of the options as described in paragraph (a) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by
Section 3(b) of the Securities Act and Rule 701 promulgated thereunder. Appropriate legends are affixed to the stock certificates issued in the aforementioned transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)Exhibits

   The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

(b)Financial Statement Schedules

   The required financial statement schedule information is included in the financial statements appearing in the prospectus and is incorporated by reference herein.

ITEM 17.  UNDERTAKINGS

(a)The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)The undersigned registrant hereby undertakes that:

(i) Forpurposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(ii) Forpurposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, North Carolina on the 3rd day of April, 2002.


                                          LipoScience, Inc.

                                          By:
                                                   /s/  F. Ronald Stanton
                                            -----------------------------------
                                           F. Ronald Stanton
                                                CHIEF EXECUTIVE OFFICER AND
                                                     PRESIDENT



      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURE                                     TITLE                     DATE
              ---------                                     -----                     ----

                  *                         Director, Chief Executive Officer and
----------------------------------          President (Principal Executive
          F. RONALD STANTON                 Officer)                              April 3, 2002

                  *                         Executive Vice President and
----------------------------------          Chief Financial Officer (Principal
         LUCY G. MARTINDALE                 Financial and Accounting Officer)     April 3, 2002

                  *
----------------------------------          Director, Executive Vice President
           JAMES D. OTVOS                   and Chief Scientific Officer          April 3, 2002

                  *
----------------------------------
          RICHARD A. FRANCO                 Chairman of the Board                 April 3, 2002

                  *
----------------------------------
             BUZZ BENSON                    Director                              April 3, 2002

                  *
----------------------------------
          HAROLD S. LICHTIN                 Director                              April 3, 2002

                  *
----------------------------------
           RICHARD Y. LIN                   Director                              April 3, 2002

                  *
----------------------------------
         CHARLES A. SANDERS                 Director                              April 3, 2002

      * By: __/s/__Lucy G. Martindale
               LUCY G. MARTINDALE
                ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER       DESCRIPTION
------   -   -----------

 1.1*        Form of Purchase Agreement.
 3.1+        Certificate of Incorporation of the Registrant.
 3.2+        Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed with the
             Secretary of State of the State of Delaware prior to the closing of the offering.
 3.3+        Bylaws of the Registrant.
 3.4+        Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering.
 4.1         See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and Bylaws of the
             Registrant defining rights of the holders of common stock of the Registrant.
 4.2*        Specimen Stock Certificate.
 4.3+        Warrant to Purchase Shares of Common Stock issued to First Union National Bank, dated
             October 31, 2000.
 4.3.1       First Amendment to Warrant to Purchase Shares of Common Stock, dated March 19, 2002.
 4.4+        Warrant to Purchase Shares of Common Stock issued to Pacific Growth Equities, Inc., dated
             August 24, 2001.
 4.5+        Form of Warrant to Purchase Shares of Common Stock, as issued to the holders of Series D convertible preferred stock, dated August 2001.
 5.1*        Opinion of Hutchison & Mason PLLC as to the legality of the offered shares.
 10.1+       Stock Option Plan of the Registrant, as amended on May 27, 1998, June 15, 1999, June 15, 2000,
             July 25, 2001 and September 27, 2001.
 10.2+       Form of Nonqualified Stock Option Agreement granted under the Stock Option Plan of the
             Registrant.
 10.3+       Form of Incentive Stock Option Agreement granted under the Stock Option Plan of the Registrant.
 10.4+**     License Agreement between North Carolina State University and the Registrant dated
             May 9, 1997, as last amended January 10, 2001.
 10.5+**     Exclusive License Agreement between Siemens Medical Systems, Inc. and the Registrant dated
             July 10, 1997.
 10.6+**     Collaboration Agreement between the Registrant and Bruker Instruments, Inc. dated
             March 2, 2000.
 10.7+**     Purchase Agreement between the Registrant and Bruker Biospin Corporation of Billerica, MA
             dated December 10, 2001.
 10.8+       Agreement of Sublease between Virata Corporation and the Registrant dated February 5, 2001.
 10.9+       Employment Letter Agreement between the Registrant and Richard A. Franco dated
             September 4, 2001.
 10.10+      Employment Letter Agreement between the Registrant and F. Ronald Stanton dated
             September 4, 2001.
 10.11+      Employment Letter Agreement between the Registrant and Lucy G. Martindale effective
             March 1, 2001.

EXHIBIT
NUMBER  DESCRIPTION
------  -----------
10.12+  Employment Letter Agreement between the Registrant and Michael A. Harpold dated
        February 17, 1999.
10.13+  Master Loan and Security Agreement between the Registrant and Oxford Venture Finance, LLC dated September 27, 2000.
10.14+  Loan Agreement between the Registrant and First Union National Bank dated October 6, 2000, as amended.
10.14.1 Second Amendment to Loan Agreement, dated March 19, 2002.
10.15+  Investor Rights Agreement dated December 22, 2000 between the Registrant and the holders of the series D convertible redeemable preferred stock as amended on August 3, 2001 and October
        12, 2001.
10.16+  Amended and Restated Lease Agreement by and between WakeMed Property Services and the
        Registrant, dated July 1, 1999.
10.17+  Standard Lease Agreement between Parker-Raleigh Development XXX, LLC and the Registrant,
        dated October 4, 2001, as amended.
10.17.1 Lease Amendment No. 1, dated March 5, 2002.
10.18+  Lease Agreement by and between Lake Partners, L.L.C. and the Registrant dated October 1, 2001.
10.19+  2001 Employee Stock Purchase Plan.
10.20+  2001 Stock Incentive Plan.
10.21+  Security Agreement between the Registrant and First Union National Bank, dated October 6,
        2000, as amended.
10.21.1 Second Amendment to Security Agreement, dated March 19, 2002.
10.22   Employment Letter Agreement between the Registrant and John Scott Grainger dated
        December 18, 2000.
10.23   Employment Letter Agreement between the Registration and Mark M. Brady dated September 4,
        2001.
23.1    Consent of Independent Auditors.
23.2*   Consent of Hutchison & Mason PLLC (included in Exhibit 5.1).
24.1+   Powers of Attorney (included on signature page).

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 + Previously filed.

 * To be filed by amendment.
** Confidential materials omitted and filed separately with the Securities and Exchange Commission.